DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
MAR 1 2006
1088

February 27, 2006

Margaret A. Brown
Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, MA 02108-3194

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/27/2006

Re: OfficeMax Incorporated

Dear Ms. Brown:

This is in regard to your letter dated February 23, 2006 concerning the shareholder proposal submitted by the California Public Employees' Retirement System for inclusion in OfficeMax's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that OfficeMax therefore withdraws its December 30, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

[redacted]

06026444

Sincerely,

Ted Yu
Special Counsel

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

cc: Peter H. Mixon
General Counsel
Legal Office
California Public Employees' Retirement System
P.O. Box 942707
Sacramento, CA 94229-2707

12978

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE BEACON STREET
BOSTON, MASSACHUSETTS 02108-3194
TEL: (617) 573-4800
FAX: (617) 573-4822
www.skadden.com

Securities Exchange Act of 1934,
Rules 14a-8(i)(1), (2), (3), (6) and (8)

December 30, 2005

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: OfficeMax Incorporated -- Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, OfficeMax Incorporated ("OfficeMax" or the "Company"), a Delaware corporation, pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended[1], to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "CalPERS Proposal") submitted by Peter H. Mixon, General Counsel, on behalf of the California Public Employees' Retirement System ("CalPERS"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2006 annual meeting of shareholders (the "2006 Annual Meeting").

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter, (ii) the CalPERS Proposal and cover letter dated November 30, 2005 submitted by CalPERS, attached hereto as Exhibit A, and (iii) a legal opinion of our firm addressed to the Company in support of this letter (the "Delaware Law Opinion"), attached hereto as Exhibit B. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to CalPERS.

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[1] Unless otherwise noted, all references in this letter to a rule refers to the applicable proxy rule under Regulation 14A under the Securities Exchange Act of 1934, as amended.

I. Introduction

The CalPERS Proposal is framed as a binding resolution to amend the Company's Bylaws, as amended (the "Company's Bylaws"), to disqualify from standing for election to the Company's Board of Directors (the "Board") any former or current Board member who, after the Company's 2005 Annual Meeting of Shareholders (the "2005 Annual Meeting") opposed declassifying the Board through a vote of stockholders at the 2006 Annual Meeting or opposed Board support of any proxy solicitation in favor of declassifying the Board. The text of the CalPERS Proposal is as follows:

> RESOLVED, that the shareowners of OfficeMax Incorporated ("Company") amend the Company's bylaws, in compliance with applicable law, to require that any director nominated for election by the Company after adoption of this proposal meet the following director qualification: A nominee for election cannot be a former or current member of the Company's Board of Directors ("Board") who, after the Company's 2005 annual meeting, in any final Board action, opposed: (a) the submission to a shareowner vote at the Company's 2006 annual meeting of a binding proposal to declassify the Board, or (b) the support of the Board of the same proposal in any proxy solicitation made with respect to such proposal.
>
> This proposal is not intended to disqualify for nomination any former or current director who opposed (a) or (b) above before notice of this proposal, but who reverses such opposition before the Board's approval of the Company's final Proxy Materials for the 2006 annual meeting.

The CalPERS Proposal was accompanied by a statement of CalPERS in support thereof.

The Company requests that the Staff concur in the Company's view that the CalPERS Proposal may properly be omitted from the Proxy Materials in accordance with Rule 14a-8 because, as discussed below: (i) the CalPERS Proposal relates to an election for membership on the Board and therefore may be excluded pursuant to Rule 14a-8(i)(8), (ii) the CalPERS Proposal is not a proper subject for action by shareholders under Delaware law and therefore may be excluded pursuant to Rule 14a-8(i)(1), (iii) the CalPERS Proposal, if adopted, would cause the Company to violate Delaware law and therefore may be excluded pursuant to Rule 14a-8(i)(2), (iv) the Supporting Statement included with the CalPERS Proposal is contrary to the proxy rules of the Commission and therefore may be excluded pursuant to Rule 14a-8(i)(3) and (v) the Company would lack the power or authority to implement the CalPERS Proposal and therefore the CalPERS Proposal may be excluded pursuant to Rule 14a-8(i)(6).

II. Background

OfficeMax is a leader in both business-to-business and retail office products distribution. The Company sells supplies and paper, print and document services, technology products and solutions, and office furniture through field salespeople, outbound telesales, catalogs, the internet, and office supply superstores. Since 2000, and without taking into account proposals sought to be included in the Proxy Materials, the Company has received three separate proposals on the subject of declassifying the Board. These proposals were separately voted on by the Company's shareholders at the Company's 2001, 2002 and 2005 Annual Meetings of Shareholders. In response to each of these declassification proposals received, in addition to the continuous review conducted by the Board of the Company's corporate governance policies and practices generally, the Board engaged in lengthy and thoughtful consideration and discussion of its classified board structure. In each instance, the Board concluded that the classified board structure continued to be in the best interests of the Company and its shareholders.

In October 2000, the Company received a shareholder proposal to declassify the Board from Gail H. Rowe, c/o Morgan Stanley Dean Witter, 1087 West River Street, Suite 300, Boise, Idaho 83707, who then owned 200 shares of Boise Cascade Corporation (predecessor of the Company ("Boise")) common stock (the "2001 Proposal"). The 2001 Proposal asked the Company's shareholders to vote for a resolution which would "urge the Board to take the necessary steps to amend the Company's Bylaws, in accordance with applicable law, to reorganize [the Board] into one class." The 2001 Proposal was included in a Schedule 14A filed with the Commission on March 6, 2001, in connection with the Company's 2001 Annual Meeting of Shareholders. The results of the shareholder vote on the 2001 Proposal were reported in the Company's Quarterly Report on Form 10-Q for the quarter ending March 31, 2001, filed with the Commission on May 11, 2001. A total of 61,989,988 shares of common stock and preferred stock were outstanding and entitled to vote at the meeting. Of the total shares outstanding, 55,660,895 shares were represented at the meeting. Of the shares represented at the meeting, 28,986,307 were voted for the 2001 Proposal, 22,069,812 against, 671,542 abstained, and 3,933,234 were not voted. The votes in favor of the 2001 Proposal represented 52% of the shares eligible to vote and present at the meeting and 47% of the total outstanding shares of the Company.

In November 2001, the Company received a shareholder proposal to declassify the Board from John Osborn, M.D., 2421 W. Mission, Spokane, Washington 99201, who then owned 105 shares of Boise common stock (the "2002 Proposal"). The 2002 Proposal asked the Company's shareholders to vote for a resolution which would "urge the Board to take the necessary steps to amend the Company's Bylaws, in compliance with applicable law, to reorganize the Board into one class." According to the Supporting Statement that accompanies the proposal, the proposal was advanced, in part, due to the shareholder's concern over a lack of director response to shareholder supported environmental measures affecting the company. The 2002 Proposal was included in a Schedule 14A filed with the Commission on March 11, 2002 in connection with the

Company's 2002 Annual Meeting of Shareholders. The results of the shareholder vote on the 2002 Proposal were reported in the Company's Quarterly Report on Form 10-Q for the quarter ending March 31, 2002 filed with the Commission on May 13, 2002. A total of 62,543,996 shares of common stock and preferred stock were outstanding and entitled to vote at the meeting. Of the total shares outstanding, 54,889,051 shares were represented at the meeting. Of the shares represented at the meeting, 38,044,887 were voted for the 2002 Proposal, 9,276,059 against, 597,275 abstained, and 6,970,830 were not voted. The votes in favor of the 2002 Proposal represented 69% of the shares eligible to vote and present at the meeting and 61% of the total outstanding shares of the Company.

In November 2004, the Company received a shareholder proposal to declassify the Board from Comerica Bank & Trust, National Association, in its capacity as Trustee of the Trowel Trades S&P 500 Index Fund, which then owned 3,033 shares of OfficeMax common stock (the "2005 Proposal"). The 2005 Proposal asked the Company's shareholders to vote for a resolution which would "urge the Board to take the necessary steps to declassify the Board for the purpose of establishing annual elections for directors." The 2005 Proposal was included in a Schedule 14A filed with the Commission on April 1, 2005 in connection with the 2005 Annual Meeting. The results of the shareholder vote on the 2005 Proposal were reported in the Company's Quarterly Report on Form 10-Q for the quarter ending June 25, 2005 filed with the Commission on August 4, 2005. A total of 95,144,149 shares of common stock and preferred stock were outstanding and entitled to vote at the meeting. Of the total shares outstanding, 80,276,662 shares were represented at the meeting. Of the shares represented at the meeting, 50,620,369 were voted for the 2005 Proposal, 13,176,244 against, 652,868 abstained and 15,827,181 were not voted. The votes in favor of the 2005 Proposal represented 63% of the shares eligible to vote and present at the meeting and 53% of the total outstanding shares of the Company.

In November 2005, the Company again received a shareholder proposal to declassify the Board from Comerica Bank & Trust, National Association, in its capacity as Trustee of the Trowel Trades S&P 500 Index Fund, which then owned approximately 400,000 shares of OfficeMax common stock. As with the 2005 Proposal submitted by Comerica Bank & Trust, National Association, the proposal asks the Company's shareholders to vote for a resolution which would "urge the Board to take the necessary steps to declassify the Board for the purpose of establishing annual elections for directors."

In December 2005, the Company received the CalPERS Proposal.

III. Bases For Excluding The CalPERS Proposal

A. Rule 14a-8(i)(8) (Relates To An Election)

Pursuant to Rule 14a-8(i)(8), a company may exclude a shareholder proposal from a company's proxy materials if the proposal relates to an election for membership on a company's board of directors. For the reasons discussed below, the CalPERS Proposal relates to an election for membership on the Board. Accordingly, the Company may exclude the CalPERS Proposal from its Proxy Materials for the 2006 Annual Meeting.

1. The CalPERS Proposal Questions The Business Judgment Of Directors

On a number of occasions, the Staff has stated that it would not recommend enforcement action to the Commission if a registrant excluded a proposal under Rule 14a-8(i)(8), where the proposal, together with the supporting statement, appears to question the business judgment, competence, or service of directors or others who will stand for reelection at an upcoming annual meeting of shareholders. See AT&T Corp. (Feb. 13, 2001) (proposal to separate the position of chairman and chief executive officer, which was supported by a statement citing the corporation's "dismal" three-year stock performance); Honeywell Int'l Inc. (Mar. 2, 2000) (proposal would have disqualified any director who failed to enact any resolution that was adopted by shareholders); PepsiCo, Inc. (Feb. 1, 1999) ("the proposal, together with the supporting statement, appears to question the ability of two members of the board who PepsiCo indicates will stand for reelection at the upcoming annual meeting to fulfill the obligations of directors"); Great Atlantic & Pacific Tea Company, Inc. (Mar. 8, 1996) (proposal to censure the chief executive officer in view of the "abysmal" performance of the corporation over a six-year period for which the proposal stated the CEO was "absolute[ly]" responsible); Black & Decker Corp. (Jan. 21, 1997) (proposal to separate the position of chairman and CEO, where contentions in the supporting statement questioned the business judgment, competence and service of a CEO standing for re-election to the board at the upcoming annual meeting); UAL Corporation (Jan. 18, 1991) (proposal calling for a vote of "no confidence" in the company's board of directors); Time Warner Inc. (Mar. 23, 1990) (proposal seeking to censure the company's directors); and AT&T Corp. (Jan. 28, 1983) (proposal requesting a vote of no confidence in the present management and directors of the company).

In Honeywell Int'l Inc., the supporting statement emphasized that the directors' "failure" to implement a shareholder proposal should make them ineligible for re-election and suggested that their inaction was wrongful and grounds for removal. The Staff noted that "the proposal, together with the supporting statement, appears to question the business judgment of board members who Honeywell indicates will stand for re-election at the upcoming annual meeting. Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on Rule 14a-8(i)(8)."

Here, the facts are very similar to those in Honeywell Int'l Inc. CalPERS clearly questions the business judgment of the current directors, including those who will stand for re-election at the 2006 Annual Meeting. CalPERS states in its Supporting Statement that "any director that ignores such overwhelming votes of the Company's shareholders is not fit for re-election and not qualified to serve as director." This directly contradicts a central tenant of Delaware corporate law -- independent director business judgment. Yet, the reader is left with the inescapable conclusion that CalPERS intends for the reader to believe that the directors acted wrongfully and in violation of their fiduciary duties by failing to implement any past Board declassification proposal, and that they are, therefore, not worthy to stand for reelection. The CalPERS Proposal, though pretending to relate only to qualifications, has the purpose and effect of seeking to disqualify from re-election certain specific individual directors who have, in the exercise of their independent business judgment, opposed implementing or supporting a shareholder resolution calling for Board declassification.

By its terms, and its underlying meaning, the CalPERS Proposal targets certain specific members currently serving on the Board. Accordingly, because the Staff has repeatedly allowed companies to exclude proposals from their proxy materials that question the ability of particular individuals to serve as directors, the Company may exclude the CalPERS Proposal from its proxy materials for the 2006 Annual Meeting pursuant to Rule 14a-8(i)(8).

2. The CalPERS Proposal Impermissibly Circumvents Rule 14a-12

SEC Release No. 34-12598 (July 7, 1976) states that "[n]otwithstanding its applicability to any election to office, the principal purpose of [Rule 14a-8(i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including [Rule 14a-12], are applicable thereto." In various contexts, the Staff has consistently permitted companies to exclude under Rule 14a-8(i)(8) shareholder proposals that, in purpose or effect, seek through the Rule 14a-8 shareholder proposal process to oppose the election of specific nominees for election to the company's board of directors, an effort that should properly be the subject of a Rule 14a-12 "election contest." See, e.g., Eastman Kodak Co. (Feb. 28, 2003) (proposal which amends the bylaws to require that company include the name and other disclosure for any person nominated for election to the board by a stockholder who beneficially owns 3% or more of company's outstanding stock, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors); Archer-Daniels-Midland Co. (Aug. 6, 1999) (proposal would have disqualified for election any board member who failed to offer to buy the company); Dow Jones & Co., Inc. (Jan. 31, 1996) (proposal mandated that a board seat be filled by a particular individual and thereby impermissibly related to the election of that person); Storage Technology Corp. (Mar. 11, 1998) (proposal to require that the company's proxy

statement include a list of stockholder nominees would establish a procedure that would effectively contest the reelection of sitting board members); Unocal Corp. (Feb. 8, 1991) (proposal that a company include in its proxy materials the names and information as to any shareholder's nominees for director, in the same way that other nominees were presented, was excludable under Rule 14a-8(i)(8) because it would establish a procedure that would result in contested elections); and Amoco Corp. (Feb. 14, 1990) (same).

Although on its face the CalPERS Proposal speaks in terms of "qualifications" of directors, the practical effect of the implementation of the CalPERS Proposal would be the same as the waging of a proxy contest to place on the Board only those persons who would approve declassification of the Board. For example, in the Supporting Statement to the CalPERS Proposal, CalPERS refers to directors who will not support a Board declassification proposal as "unfit" and "not qualified" to hold office. This is an expression of CalPERS' opposition to the re-election of current directors who have opposed the declassification of the Board. Requesting that shareholders vote to make current directors ineligible for nomination if they fail to support or oppose the declassification of the Board is tantamount to soliciting shareholders to withhold votes for current directors in upcoming elections.

Moreover, the CalPERS Proposal only applies to former or current directors who oppose the submission to a stockholder vote at the 2006 Annual Meeting of a binding proposal to declassify the Board, or the support of the Board of the same proposal in any proxy solicitation made with respect to such proposal. By its nature, the CalPERS Proposal, if adopted and implemented, could only bar from nomination those persons who were former or current directors at the time of the 2006 Annual Meeting. Such a disparate treatment can only constitute an opposition to the reelection of current or former members of the Board and would be further indication of CalPERS' intent to solicit shareholders to withhold votes for the Company's nominees for directors who are "current" or "former" directors, in circumvention of Rule 14a-12.

Accordingly, since the CalPERS Proposal seeks to conduct an election campaign in circumvention of Rule 14a-12, and the Staff has repeatedly allowed companies to exclude proposals which have this effect, the Company may exclude the CalPERS Proposal from the Company's Proxy Materials for the 2006 Annual Meeting pursuant to Rule 14a-8(i)(8).

B. Rule 14-a-8(i)(1) (Improper Under State Law)

Rule 14a-8(i)(1) provides that a company may exclude a shareholder proposal from the Company's Proxy Materials if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization, and the Staff has stated in a number of instances that it would not recommend enforcement action if a company omitted a proposal from its proxy materials in reliance on Rule 14a-8(i)(8)(i). See e.g., Citigroup Inc., (Feb. 18, 2003) (proposal requested that all monetary gains by senior managers of the company during the specified period of time be returned

and treble damages applied and enforced, that all executive options and bonuses paid or exercised between 1998 and 2002 be declared invalid, and that all the company's senior manager stock option programs and bonus programs cease and be permanently and immediately terminated); Advocat Inc. (Apr. 15, 2003) (shareholder proposal mandating that the company's shareholder rights plan be terminated); Honeywell Int'l Inc., (Feb. 18, 2003) (proposal required that the office of the chairman of the company's board of directors be held by an independent outside director); American Electric Power Co., Inc., (Jan. 16, 2002) (proposal seeking to limit the cumulative term of office of the company's directors to a maximum of 10 years); and AlliedSignal Inc. (July 22, 1999) (proposal was inconsistent with sections 211 and 222(a) of the Delaware General Corporation Law and AlliedSignal's bylaws).

For the reasons discussed below and in the Delaware Law Opinion, the CalPERS Proposal is not a proper subject for action by shareholders under Delaware law. Accordingly, the Company may exclude the CalPERS Proposal from its Proxy Materials for the 2006 Annual Meeting.

1. The CalPERS Proposal Would Improperly Interfere With The Directors' Independent Business Judgment And Would Impose Impermissible Restrictions On The Directors' Authority

Section 109 of the Delaware General Corporation Law ("DGCL") permits only bylaws that are "not inconsistent with law." See Kerbs v. California E. Airways, Inc., 90 A.2d 652, 659 (Del. 1952) (any bylaw provision that is in conflict with Delaware law is invalid and must always give way to the Delaware law's superior authority). Accordingly, a bylaw that is inconsistent with a provision of the DGCL would not be a proper subject for action by the Company's shareholders.

Section 141(a) of the DGCL provides in part that "[t]he business and affairs of every corporation . . . shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."[2] Consistent with this legislative mandate, the Delaware Supreme Court has emphasized that a "basic principle of the [DGCL] is that directors, rather than stockholders, manage the business and affairs of the corporation." Spiegel v. Buntrock, 571 A.2d 767, 772-73 (Del. 1990). Furthermore, the Delaware Supreme Court has stated that the "bedrock of the [DGCL] is the rule that the business and affairs of a corporation are managed by and

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[2] The phrase "except as may be otherwise provided in this chapter" refers to "the cluster of provisions in the close corporation subchapter" that permit shareholder agreements to limit the powers of the board. 1 Rodman Ward, Jr. et al., Folk on the Delaware General Corporation Law § 141.1.1 4th ed. (1999 & Supp. 2005). "Under Section 351 [of the DGCL] (relating to close corporations), provision may be made for management by shareholders." 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations § 4.1 3rd ed. (1999 & Supp. 2004) (footnotes omitted). The Company is not a close corporation and such provisions, therefore, are inapplicable.

under the direction of its board." Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984), overruled on other grounds, Brehm v. Eisner, 746 A.2d 244 (Del. 2000).

It has been held that Delaware law forbids "any substantial limitation on a director's discretion in acting on behalf of the corporation . . ." USA Soccer Properties, Inc. v. Aegis Group PLC, 1992 WL 196795, at *8 (S.D.N.Y. Aug. 4, 1992) (interpreting Delaware law). In Chapin v. Benwood Found., 402 A.2d 1205 (Del. Ch. 1979), the court held that agreements that have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters are invalid. Id. at 1211; see also Paramount Communications, Inc. v. QVC Network, Inc., 637 A.2d 34, 51 (Del. 1994); but cf. Unisuper Ltd. v. News Corp., C.A. No. 1699-N (Del Ch. Dec. 20, 2005) (in denying a motion to dismiss, the court stated that a board of directors may create a contractual obligation by voluntarily committing to submit extension of "poison pill" to stockholder vote).

Delaware courts have squarely rejected the argument that directors are required to act in accordance with shareholders' wishes, rather than as they independently conclude is in the shareholders' interest. See Paramount Communications v. Time, Inc. [1989 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 94,514, at 93,284 (Del. Ch. July 14, 1989), aff'd 571 A.2d 1140 (Del. 1990) ("[t]he corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares").

"Section 141(a) of the DGCL requires that any limitation on the board's authority not provided for in the DGCL be set out in the certificate of incorporation." Quickturn Design Systems, Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998). The Company's Restated Certificate of Incorporation contains no provision restricting the directors' authority to exercise their independent business judgment in the discharge of their duties owed to the Company and the Company's shareholders and in fact restates the DGCL § 141(a) requirement that the business and affairs of the Company be managed by or under the direction of the Board. In fact, as discussed in Section C.1. below, the Restated Certificate of Incorporation specifically confers upon the Board the unqualified discretion to nominate candidates to the Board.

As stated above, under Delaware law directors have a responsibility to use their best business judgment. The CalPERS Proposal, if adopted and implemented, would create an inherent conflict for directors who, in the exercise of their business judgment, believe it would be in the best interests of the stockholders to maintain in place a classified board -- to allow for continuity of the accumulated knowledge and expertise of the Board -- and also believe that the loss of continuity that would occur if directors opposed to declassification could not stand for office would not be in the best interests of stockholders.

Further, Section 141(d) of the DGCL authorizes a company, by a provision contained in its certificate of incorporation, initial bylaws or bylaws adopted by vote of

its shareholders, to classify its board of directors. OfficeMax's Restated Certificate of Incorporation and Bylaws provide for classification of the Board. Under Delaware law, as further discussed below, unless otherwise provided by law or in the company's certificate of incorporation, a provision of a company's certificate of incorporation controls over a conflicting provision contained in a company's bylaws. The intent and purpose of the CalPERS Proposal is to force the declassification of the Board, since any director who, in the exercise of their independent business judgment opposed the declassification of the Board would not be eligible for future nomination as a director of the Board.

Under the DGCL, in order to amend a company's certificate of incorporation, the company's board of directors must "adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the [company's] stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the [company's] stockholders." DGCL § 242(b)(1). Accordingly, a decision as to whether a board should adopt a resolution proposing an amendment to a company's certificate of incorporation is expressly within a director's decision under the DGCL, and any proposal that seeks to interfere with a director's independent judgment in this regard, would not be a proper subject for action by shareholders under Delaware law.

Moreover, allowing the CalPERS Proposal to be included in the Company's Proxy Materials for the 2006 Annual Meeting would open the floodgates for the submission of shareholder proposals on a wide array of possible matters challenging the decisions of a company's boards of directors on matters which have long been established under Delaware law as within a board of directors' discretionary authority, such as decisions regarding executive compensation, sales of company assets and securities, acquisitions of significant assets, hiring and firing of management members, as well as other strategic and management decisions.

The CalPERS Proposal would contradict the DGCL by improperly limiting the authority of the Board to manage the business and affairs of the Company in accordance with the Restated Certificate of Incorporation. This limitation on the Board's authority, by way of a new bylaw, would not be contained in, and would be inconsistent with, the Company's Restated Certificate of Incorporation. As a result, the CalPERS Proposal is not a proper subject for action by shareholders under Delaware law, and accordingly, the Company may exclude the CalPERS Proposal from the Company's Proxy Materials for the 2006 Annual Meeting pursuant to Rule 14a-8(i)(1).

2. The "Qualification" CalPERS Seeks To Have Adopted In A New Bylaw Is Not Of A Type Contemplated By Delaware Law For These Purposes

Section 141(b) of the DGCL provides in relevant part that the "certificate of incorporation or bylaws [of a company] may prescribe other qualifications for directors

[of the company]." Although the DGCL does not provide specific details as to what would be permissible qualifications for directors, other sources of Delaware law provide guidance as to the scope of any such qualifications. The purported "qualification" sought to be imposed by the CalPERS Proposal is not of a type contemplated by Delaware law and thus would not be proper subject for action by the Company's stockholders.

In Delaware law, the word "qualifications" refers to generic qualities possessed such as age, citizenship, residency, or admission to the bar, rather than the specific exercise of judgment. See Del. Const., art. II, § 3 (listing "qualifications of members" of the legislature as, for senators: 27 years of age, citizen and inhabitant of Delaware for three years, and of senatorial district for preceding one year; and for representatives: 24 years of age, and citizen and inhabitant of Delaware for three years, and of representative district for preceding one year); Del. Const., art. III, § 6 (listing "qualifications" of governor as at least 30 years of age, citizen and inhabitant of U.S. for previous 12 years and of Delaware for previous six years); Del. Const., art. III, § 19 ("qualifications" for lieutenant-governor are "same qualifications of eligibility for office as the Governor"); Del. Const., art. IV, § 2 (setting "qualifications" of Justices and other state judges as "citizens of the State and learned in the law."); Opinion of the Justices, 290 A.2d 645 (Del. 1972) (holding that requirement that lieutenant-governor possess same "qualifications" as governor relates only to qualifications specified in the constitution of age, citizenship, and residency and not to political party).

No Delaware court has interpreted Section 141(b) to permit a "qualification" tied to a director's exercise of business judgment or the manner in which a director votes on any issue. On the contrary, the Court of Chancery has interpreted "qualifications" to mean generic qualities possessed, such as experience, occupation and stock ownership. See Stroud v. Milliken Enterprises, 585 A.2d 1306 (Del. Ch. 1988) (qualifications based on type of occupation, experience with the company and stock ownership are reasonable and can be included in the company's charter); see also Fell v. Securities Co. of North America, 100 A. 788 (Del. Ch. 1917) (discussing previous statutory qualification of stock ownership in order to be a director).

Moreover, allowing the CalPERS Proposal to be included in the Proxy Materials would open the floodgates for the submission of shareholder proposals purporting to present a wide array of various director "qualifications," but having as their true intent and purpose challenging decisions of a company's board of directors on matters which have long been established under Delaware law as within a board of directors' discretionary authority.

The CalPERS Proposal couches as a "qualification" the requirement that a nominee decides a particular matter -- namely, his or her decision regarding the classification of the Board -- in a particular manner. Since this purported "qualification" does not address generic qualities possessed, but rather, relates to a specific exercise of judgment in a particular context, it is not of the nature contemplated by Section 141(b) of the DGCL. As such, the CalPERS Proposal is not a proper subject for action by

shareholders under Delaware law, and accordingly, the Company may exclude the CalPERS Proposal from the Company's Proxy Materials for the 2006 Annual Meeting pursuant to Rule 14a-8(i)(1).

C. Rule 14a-8(i)(2) (Violation Of Law)

Rule 14a-8(i)(2) allows a company to exclude a shareholder proposal if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject. See Gillette Co. (Mar. 10, 2003) (proposal requesting that the company's board of directors adopt a policy to establish specific procedures for adopting shareholder proposals that are supported by more than 50% of the shares voted for and against such proposals); Toys "R" Us, Inc. (Apr. 9, 2002) (proposal seeking to amend company's bylaws to prohibit adoption of any shareholder rights without prior shareholder approval and to require redemption of any existing shareholder rights plan); Wisconsin Energy Corp. (Feb. 28, 2003) (same); and Weirton Steel Corp. (Mar. 14, 1995) (proposal requiring the company to amend its bylaws to reflect changes in the qualifications of individuals who serve as independent directors on the company's board, may be omitted from the company's proxy material under Rule 14a-8(i)(2) where the proposal, if adopted, would require the company to adopt a by-law that is inconsistent with its restated certificate of incorporation in violation of Delaware law).

For the reasons discussed below and in the Delaware Law Opinion, the CalPERS Proposal, if implemented, would impose a limitation on the Board's authority to manage the business and affairs of the Company that would violate the Company's Restated Certificate of Incorporation and Sections 109 and 141 of the DGCL and impose an unreasonable "qualification" on the eligibility of directors for nomination to the Board in violation of Delaware law.

1. The CalPERS Proposal Would Create A Bylaw That Is Inconsistent With The Company's Restated Certificate Of Incorporation

Under Section 109(a) of the DGCL, a corporation's stockholders may adopt bylaws for the corporation, as may the board of directors if so authorized in the certificate of incorporation. The content of the bylaws is not unrestricted, however. Section 109(b) of the DGCL provides that bylaws must not be "inconsistent" with the corporation's certificate of incorporation. Under Delaware law "[w]here a by-law provision is in conflict with a provision of the charter, the by-law is a 'nullity.'" Centaur Partners, IV v. National Intergroup, Inc. 582 A.2d 923, 929 (Del. 1990). See Oberly v. Kirby, 592 A.2d 445, 459 (Del. 1991) (bylaw provision that is inconsistent with corporation's certificate of incorporation violates Delaware law).

The Company's Restated Certificate of Incorporation provides the Board, any nominating committee appointed by the Board and the stockholders of the Company who are entitled to vote for election of directors at a stockholders' meeting (subject to the

stockholders satisfying procedural requirements) with unqualified discretion to nominate persons for election to the Board. Further, the Restated Certificate of Incorporation sets out that the Bylaws may confer additional powers upon the Board, but nowhere does it grant authority to stockholders to restrict the Board's powers as set forth in the Restated Certificate of Incorporation. One such power of the Board is the unqualified power to nominate Board candidates. Thus, the CalPERS Proposal, if adopted and implemented, would be inconsistent with the Restated Certificate of Incorporation and curtail not only the Board's right to nominate persons for election to the Board as set forth in the Company's Restated Certificate of Incorporation but also the similar right currently available to the Company's stockholders. As such, the CalPERS Proposal would be inconsistent with Delaware law.

Additionally, Delaware case law interpreting the meaning of "inconsistent," as used in Section 109(b) of the DGCL, holds that a bylaw will be deemed inconsistent with a certificate of incorporation if it is inconsistent with the corporate governance scheme established by that document, irrespective of whether the bylaw is literally inconsistent with the letter of the certificate of incorporation. See Phillips v. Insituform of North America, Inc., C.A. No. 9173, LEXIS 474 at *29, (Del. Ch. Aug. 27, 1987) ("it is, of course, elementary that by-laws may not produce effects inconsistent with the plan of corporate governance envisioned by the charter. Section 109(b) of the Corporation Law codifies this basic proposition"); Essential Enterprises Corp. v. Automatic Steel Products, Inc., 159 A.2d 288, 291 (Del. Ch. 1960) (bylaw provision permitting removal of directors without cause was inconsistent with charter provision establishing staggered board because such provision "would frustrate the plan and purpose behind the provision of staggered terms and because it is incompatible with the pertinent language of the statute and the certificate"); Oberly, *supra*, 592 A.2d at 458-459 ("we find that the by-law amendment in question is inconsistent with the overall structure of the [corporation] and with the specific requirements of [its certificate of incorporation]."). The CalPERS Proposal would create a Bylaw that is inconsistent with the Company's corporate governance scheme established in the Company's Restated Certificate of Incorporation which mandates a classified board and provides for the unqualified discretion to nominate candidates to the Board described above.

Further, the Staff has previously agreed with the position that where a proposal contains a bylaw which is inconsistent with the certificate of incorporation it violates Delaware law and may be excluded from the Company's Proxy Materials. See Toys "R" Us Inc., (Apr. 9, 2002) (proposed bylaw which could not be amended, modified, or repealed by the company's board of directors was inconsistent with charter which allowed for board modification and amendment of bylaws, and therefore in violation of Delaware law); Weirton Steel Corp., (Mar. 14, 1995) (proposed bylaw which offered a definition of and qualifications to be an "independent director" that were incongruous with the same as contained in the charter was deemed in violation of Delaware law because bylaw was inconsistent with company's certificate of incorporation).

Since the CalPERS Proposal, if implemented, would cause the Company to violate Delaware law, the Company may exclude the CalPERS Proposal from the Company's Proxy Materials for the 2006 Annual Meeting pursuant to Rule 14a-8(i)(2).

2. The CalPERS Proposal Would Impose An Unlawful Limitation On The Exercise Of A Director's Independent Business Judgment

As noted above, Section 109 of the DGCL permits only bylaws that are "not inconsistent with law." Therefore, a bylaw that is inconsistent with Delaware law would be violative of Delaware law.

As discussed above, the CalPERS Proposal would impose restrictions on the ability of a Company director to exercise his or her independent business judgment. That restriction, and the manner in which it would be effected -- i.e., by way of a new bylaw, would violate Delaware law and the Company's Restated Certificate of Incorporation. As a result, the CalPERS Proposal, if implemented, would cause the Company to violate Delaware law, and accordingly, the Company may exclude the CalPERS Proposal from the Company's Proxy Materials for the 2006 Annual Meeting pursuant to Rule 14a-8(i)(2).

3. The CalPERS Proposal Would Impose An Unreasonable "Qualification" On The Eligibility Of Directors For Nomination To The Board

As discussed above, the purported "qualification" that CalPERS seeks to impose on the eligibility of directors for nomination to the Board is not of a nature as to establish a criterion for eligibility as a director within the meaning of applicable Delaware law. In particular, the CalPERS Proposal seeks to impose as a "qualification" for nomination as a director a director's decision on a specific matter -- namely, his or her decision regarding the classification of the Board. Since this purported "qualification" does not address generic qualities possessed, and rather, relates to a specific exercise of judgment in a particular context, it is not of the type of qualification contemplated by Delaware law for these purposes. As such, the CalPERS Proposal, if implemented, would cause the Company to violate Delaware law. Accordingly, the Company may exclude the CalPERS Proposal from the Company's Proxy Materials for the 2006 Annual Meeting pursuant to Rule 14a-8(i)(2).

D. Rule 14a-8(i)(3) (Violation Of Proxy Rules)

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a shareholder proposal if the shareholder proposal or supporting statement is "contrary to any of the Commission's proxy rules, including [Rule 14a-9], which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has indicated that potentially false and misleading assertions included in supporting statements must either

provide the factual support for the statement or be cast in the form of an opinion clearly attributable to the proponent, or be deleted. See, e.g., Pfizer Inc. (Jan. 28, 2003) (shareholder must recast portion of supporting statement as opinion and provide citation to specific sources for factual assertions made); Hewlett-Packard Co., (Jan. 10, 2003) (same), Rockefeller Center Properties, Inc. (Mar. 30, 1993) (same); General Motors Corporation (Mar. 9, 1993) (same). Rule 14a-9 provides that no solicitation shall be made by means of any communication that contains any statement which, at the time and in light of the circumstances in which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading.

1. The CalPERS Proposal Is False And Misleading Because It Cites Inaccurate Levels Of Shareholder Support For Past Shareholder Proposals To Declassify The Board

In the first paragraph of its supporting statement, CalPERS purports to cite "overwhelming" support for past shareholder proposals to declassify the Board. CalPERS states that "79% of the Company's shareowners voted" for the 2005 Proposal. Further, CalPERS indicates that "in 2001 and 2002 similar proposals received 56% and 79% of the shareowners vote, respectively." These numbers are materially false and misleading and CalPERS has used these numbers in an apparent attempt to deliberately mislead shareholders into believing that those proposals received greater shareholder support than they actually did receive. As the Company reported in its Quarterly Reports on Forms 10-Q for the quarterly periods during which the applicable shareholder annual meeting occurred, and which reports the Company filed with the Commission, the actual results of the shareholder voting on those proposals were as follows:

(a) The 2001 Proposal received votes in support of the proposal from 52% of the shares eligible to vote and present at the meeting but only 47% of the total outstanding shares of the Company as of the record date (as reported in the Company's Quarterly Report on Form 10-Q for the quarter ending March 31, 2001, filed with the Commission on May 11, 2001);

(b) The 2002 Proposal received votes in support of the proposal from 69% of the shares eligible to vote and present at the meeting but only 61% of the total outstanding shares of the Company on the record date (as reported in the Company's Quarterly Report on Form 10-Q for the quarter ending March 31, 2002, filed with the Commission on May 13, 2002);

(c) The 2005 Proposal received votes in support of the proposal from 63% of the shares eligible to vote and present at the meeting but only 53% of the total outstanding shares of the Company on the record date (as reported in the Company's Quarterly Report on Form 10-Q for the quarter ending June 25, 2005, filed with the Commission on August 4, 2005).

To derive the voting percentage results CalPERS cites, the number of votes for approval of the proposal must be divided by only the number of votes that were actually cast on the proposal. Nowhere, however, does CalPERS make this distinction, the failure of which is a material and seemingly intentional omission. Indeed, when the voting results are compared against the number of shares that were outstanding and the number of shares that were present and eligible to vote at the applicable meeting, the degree of support is significantly less. This is notable because at these lower levels of support, CalPERS would clearly lose the benefit of labeling as "overwhelming" the level of support received for the prior Board declassification proposals. The fact that the relevant share numbers were publicly disclosed by the Company (in accordance with its federal securities law disclosure obligations) is further indicative of CalPERS' deliberate intent to mislead the Company's shareholders.

In light of CalPERS' fraudulent, deceptive and deliberate materially misleading statements and omissions, the Company may exclude the CalPERS Proposal from the Company's Proxy Materials for the 2006 Annual Meeting.

2. The CalPERS Proposal Misleadingly Confuses Shareholders And Shares In Reciting Misleading Results Of Prior Board Declassification Proposals

In its recitations of the results of prior shareholder proposals to declassify the Board, CalPERS mistakenly confuses the concept of shareholders versus shares. For example, CalPERS misleading asserts that 79% of the Company's shareowners voted to declassify the Board at the 2005 Annual Meeting. The reference to "shareowners" should be to "shares," as the determination of voting results is based on the number of shares voting, not the number of shareowners.

3. The CalPERS Proposal Impugns The Character, Integrity And Personal Reputation Of The Company's Directors And Makes Charges Alleging Improper Conduct By The Company's Directors

Note (b) to Rule 14a-9 lists "[m]aterial which directly or indirectly impugns the character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or association, without factual foundation" as an example of statements that may be false and misleading. In a number of instances in its Supporting Statement, CalPERS impugns the character, integrity and personal reputation of the Company's directors and makes charges alleging improper conduct by the Company's directors.

(a) That the Company's directors "ignored" past shareholder votes regarding prior shareholder proposals to declassify the Board without any support for these reckless assertions.

Contrary to CalPERS' assertions, the Board, in the discharge of its fiduciary obligations, and in the exercise of its independent judgment, carefully considered these proposals both when made and following the results of the shareholder votes thereon. Moreover, the Board, as part of its continuous corporate governance review, engaged in lengthy and thoughtful consideration and discussion regarding board classification and other governance matters. CalPERS' statements indicating otherwise are materially false and misleading.

(b) In numerous instances, CalPERS implies that the Company's directors consider themselves to be unaccountable to the Company's shareholders and act with disregard to the best interests of the Company's shareholders and the Company. CalPERS bases these allegations solely upon the directors not having pursued the declassification of the Board. Such statements and implications are false and misleading in that they assume, without providing any factual support, that the Board has not carefully considered the declassification proposal and shareholder votes on those proposals. Moreover, they recklessly imply that the Board declassification issue is a sole or preeminent governance issue which trumps all other governance matters. Further, CalPERS' failure to disclose other independent views as to the merits of classified boards is a material omission which could mislead a shareholder. CalPERS should be required to address these numerous disclosure deficiencies.

4. Calpers' Implication That The Company Could Effect A Declassification Of The Company's Board Of Directors Solely By Board Action Is False And Misleading

A recurring theme underlying CalPERS' Supporting Statement is the implication that the Company could effect a declassification of the Board solely by action of the Board. This is not true, and as a result, those implications are materially false and misleading. As discussed above, the Company's Restated Certificate of Incorporation provides for the classification of the Board. Therefore, in order to declassify the Board, the Company's Restated Certificate of Incorporation would have to be amended.

Under Delaware law, in order to amend the Company's Restated Certificate of Incorporation, the Board would have to adopt a resolution setting forth the amendment proposed, declaring its advisability, and either call a special meeting of the Company's stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the Company's stockholders. See DGCL § 242(b)(1). The vote of holders of at least 80% of the voting power of the Company's outstanding voting stock would be required to amend the Company's Restated Certificate of Incorporation to declassify the Board. See DGCL § 242(b)(1) and the Company's Restated Certificate of Incorporation.

CalPERS makes no reference to the need for the Company's Restated Certificate of Incorporation to be amended in order to declassify the Company's Board of Directors,

or of the need for approval of the Company's stockholders in order to amend the Company's Restated Certificate of Incorporation. These omissions are material and CalPERS should be required to address them or otherwise remove all inferences from its Supporting Statement that the Company could effect a declassification of the Board solely by Board action.

E. Rule 14a-8(i)(6) (Absence Of Power/Authority)

Rule 14a-8(i)(6) permits a company to exclude a proposal from its proxy statement if the company would lack the power or authority to implement the proposal.

1. The Company Lacks The Power And Authority To Implement The CalPERS Proposal Because The CalPERS Proposal Would Cause The Company To Violate Delaware Law

A Delaware corporation does not have the power or authority to take actions which are contrary to the laws of Delaware. See DGCL §121. As discussed above, the proposal would cause the Company to violate Delaware law because the bylaw is inconsistent with the Company's Restated Certificate of Incorporation and with Delaware law. Therefore, the Company may exclude the CalPERS Proposal from the Company's proxy statement for the 2006 Annual Meeting pursuant to Rule 14a-8(i)(6).

2. The Company Lacks The Power And Authority To Implement The CalPERS Proposal Because The CalPERS Proposal Is Vague And Indefinite

Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded if the company would lack the power and authority to implement the proposal. A company lacks the power and authority to implement the proposal if the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." Int'l Business Machines Corp. (January 14, 1992). See Proctor & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the stockholders nor the company would know how to implement the proposal). The CalPERS Proposal is vague and indefinite for the reasons discussed above, and therefore, the Company may exclude the CalPERS Proposal from the Company's Proxy Materials for the 2006 Annual Meeting pursuant to Rule 14a-8(i)(6).

IV. Conclusion

For the reasons discussed above, the Company requests that the Staff concur with the Company's view that the CalPERS Proposal may properly be omitted from the Proxy Materials (i) under Rule 14a-8(i)(8) because it relates to an election for membership on the Board; (ii) under Rule 14a-8(i)(1) because it is not a proper subject for shareholder action under Delaware law; (iii) under Rule 14a-8(i)(2) because the CalPERS Proposal

would, if implemented, cause the Company to violate Delaware law; (iv) under Rule 14a-8(i)(3) because the CalPERS Proposal is materially false and misleading in violation of Rule 14a-9; and (v) under Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the CalPERS Proposal. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (617) 573-4815.

Very truly yours,

Margaret A. Brown /JW/

Margaret A. Brown

Enclosures

cc: Susan Wagner-Fleming, Vice President,
Associate General Counsel and Corporate Secretary,
OfficeMax Incorporated
Mr. Peter H. Mixon

Exhibit A

Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

November 30, 2005 **OVERNIGHT MAIL**

OfficeMax Incorporated
Attn: Corporate Secretary
150 E. Pierce Road
Itasca, Illinois 60143

Re: Notice of Shareowner Proposal

Dear Corporate Secretary:

The purpose of this letter is to submit our shareowner proposal for inclusion in the proxy materials in connection with the company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns with the company are addressed.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

Gina M. Greer for

PETER H. MIXON
General Counsel

Enclosures

cc: Dennis Johnson, Senior Portfolio Manager - CalPERS
Sam K. Duncan, Chairman & CEO – OfficeMax Incorporated

[1] CalPERS, whose official address is P.O. Box 942708, Sacramento, California 94229-2708, is the owner of approximately 400,000 shares of the company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting.

SHAREOWNER PROPOSAL

RESOLVED, that the shareowners of OfficeMax Incorporated ("Company") amend the Company's bylaws, in compliance with applicable law, to require that any director nominated for election by the Company after adoption of this proposal meet the following director qualification: A nominee for election cannot be a former or current member of the Company's Board of Directors ("Board") who, after the Company's 2005 annual meeting, in any final Board action, opposed: (a) the submission to a shareowner vote at the Company's 2006 annual meeting of a binding proposal to declassify the Board, or (b) the support of the Board of the same proposal in any proxy solicitation made with respect to such proposal.

This proposal is not intended to disqualify for nomination any former or current director who opposed (a) or (b) above before notice of this proposal, but who reverses such opposition before the Board's approval of the Company's final proxy materials for the 2006 annual meeting.

SUPPORTING STATEMENT

Is accountability by the Board important to you as a shareowner of the Company? As a trust fund with more than 1.4 million participants, and as the owner of approximately 400,000 shares of the Company's common stock, the California Public Employees' Retirement System (CalPERS) thinks accountability is of paramount importance. This is why we are sponsoring this proposal which, if passed, would disqualify for nomination for election to the Board any member who did not support the Company's shareowners' overwhelming preference to

declassify the Company's Board. Last year, 79% of the Company's shareowners voted to declassify the Board. In 2001 and 2002 similar proposals received 56% and 79% of the shareowners vote, respectively. We believe any director that ignores such overwhelming votes of the Company's shareowners is not fit for reelection and is not qualified to serve as director of the Company.

CalPERS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. It is intuitive that, when directors are accountable for their actions, they perform better. CalPERS also believes that shareowners are willing to pay a premium for corporations with excellent corporate governance, as illustrated by a recent study by McKinsey & Co. If the Company were to take affirmative steps to implement the will of its shareowners to declassify the Company's Board, it would be a strong statement that this Company is committed to good corporate governance and its long-term financial performance.

CalPERS urges you to join us in voting to disqualify for nomination for election any member of the Board that did not support the Company's shareowners' consistent and overwhelming preference to declassify the Board. We urge your support FOR this proposal.

Exhibit B

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE RODNEY SQUARE
P.O. BOX 636
WILMINGTON, DELAWARE 19899-0636

TEL: (302) 651-3000
FAX: (302) 651-3001

December 30, 2005

OfficeMax Incorporated
150 E. Pierce Road
Itasca, IL 60143

Re: Stockholder Proposal Submitted By CalPERS

Ladies and Gentlemen:

You have requested our opinion as to whether the stockholder proposal (the "Proposal") submitted to OfficeMax Incorporated, a Delaware corporation (the "Company"), by CalPERS (the "Proponent") would, if adopted and implemented, violate the provisions of the Delaware General Corporation Law (the "DGCL") and whether the Proposal would be a proper subject for action by the Company's stockholders under Delaware law. In connection with your request for our opinion, you have furnished us with copies of the Proponent's letter to the Company, dated November 30, 2005, and the Proposal and supporting statement which accompanied the letter. We also have reviewed the Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and the Company's Bylaws, as amended (the "Bylaws"), and such other documents as we deemed necessary or appropriate. We have assumed the conformity to the original documents of all documents submitted to us as copies and the authenticity of the originals of such documents.

The Proposal seeks to amend the Bylaws to disqualify from standing for election to the Company's Board of Directors (the "Board") any former or current Board member who, after the Company's 2005 Annual Meeting of Stockholders, opposed declassifying the Board through a vote of stockholders at the Company's 2006 Annual Meeting of Stockholders (the "2006 Annual Meeting") or opposed Board support of any proxy solicitation in favor of declassifying the Board. The text of the Proposal is as follows:

> RESOLVED, that the shareowners of OfficeMax Incorporated ("Company") amend the Company's bylaws, in compliance with applicable law, to require that any director nominated for election by the Company after adoption of this proposal meet the following director qualification: A nominee for election cannot be a former or current member of the Company's Board of Directors ("Board") who, after the Company's 2005 annual meeting, in any final Board

> action, opposed: (a) the submission to a shareowner vote at the Company's 2006 annual meeting of a binding proposal to declassify the Board, or (b) the support of the Board of the same proposal in any proxy solicitation made with respect to such proposal.
>
> This proposal is not intended to disqualify for nomination any former or current director who opposed (a) or (b) above before notice of this proposal, but who reverses such opposition before the Board's approval of the Company's final proxy materials for the 2006 annual meeting.

The Proposal was accompanied by a statement of the Proponents in support thereof.

Members of our firm are admitted to the bar of the State of Delaware, and we do not express any opinion as to the laws of any jurisdiction except the laws of the State of Delaware to the extent referred to specifically herein.

Analysis of Invalidity of Proposal Under Delaware Law

In our opinion, the Proposal, if adopted and implemented, would constitute a violation of law under the DGCL and would contradict the DGCL by improperly limiting the authority of the Board to manage the business and affairs of the Company in accordance with the Certificate of Incorporation. Consequently, the Proposal is not a proper subject for action by the Company's stockholders at its 2006 Annual Meeting. Specifically, the limitation on the Board's authority imposed by the Proposal would violate the Company's Certificate of Incorporation and Sections 109 and 141 of the DGCL for the reasons set forth below.

1. It is a violation of Delaware law for a Bylaw to be inconsistent with the Certificate of Incorporation.

Section 109(b) of the DGCL provides that a corporation's bylaws must not be "inconsistent" with the corporation's certificate of incorporation. Under Delaware law "[w]here a by-law provision is in conflict with a provision of the charter, the by-law is a 'nullity.'" Centaur Partners, IV v. National Intergroup, Inc. 582 A.2d 923, 929 (Del. 1990). See Oberly v. Kirby, 592 A.2d 445, 459 (Del. 1991) (bylaw provision that is inconsistent with corporation's certificate of incorporation violates Delaware law). See also Kerbs v. California E. Airways, Inc., 90 A.2d 652, 659 (Del. 1952) (any bylaw provision that is in conflict with Delaware law is invalid and must always give way to the Delaware law's superior authority).

The Company's Certificate of Incorporation provides the Board, the Governance and Nominating Committee of the Board and the stockholders of the Company who are entitled to vote for election of directors at a stockholders' meeting (subject to the stockholders satisfying procedural requirements) with unqualified discretion to nominate persons for election to the Board. Further, the Certificate of Incorporation sets out that the Bylaws may confer additional powers upon the Board, but nowhere does it grant authority to stockholders to restrict the Board's powers, as set forth in the Certificate of Incorporation. Certificate of Incorporation § 9.7. One

such power of the Board is the unqualified power to nominate Board candidates. Thus the Proposal, if adopted and implemented, would be inconsistent with the Certificate of Incorporation and curtail not only the Board's right to nominate persons for election to the Board as set forth in the Company's Certificate of Incorporation but also the similar right currently available to the Company's stockholders. As such, it would be inconsistent with Delaware law.

2. A "qualification" for office must be of the kind contemplated by Delaware law for these purposes.

Section 141(b) of the DGCL provides in relevant part that the "certificate of incorporation or bylaws [of a company] may prescribe other qualifications for directors [of the company]." Although the DGCL does not provide specific details as to what would be permissible qualifications for directors, other sources of Delaware law provide guidance as to the scope of any such qualifications. The purported "qualification" sought to be imposed by the Proposal is not of a type contemplated by Delaware law and thus would not be proper subject for action by the Company's stockholders.

In Delaware law, the word "qualifications" refers to generic qualities possessed such as age, citizenship, residency, or admission to the bar, rather than the specific exercise of judgment. See Del. Const., art. II, § 3 (listing "qualifications of members" of the legislature as, for senators: 27 years of age, citizen and inhabitant of Delaware for three years, and of senatorial district for preceding one year; and for representatives: 24 years of age, and citizen and inhabitant of Delaware for three years, and of representative district for preceding one year); Del. Const., art. III, § 6 (listing "qualifications" of governor as at least 30 years of age, citizen and inhabitant of U.S. for previous 12 years and of Delaware for previous six years); Del. Const., art. III, § 19 ("qualifications" for lieutenant-governor are "same qualifications of eligibility for office as the Governor"); Del. Const., art. IV, § 2 (setting "qualifications" of Justices and other state judges as "citizens of the State and learned in the law."); Opinion of the Justices, 290 A.2d 645 (Del. 1972) (holding that requirement that lieutenant-governor possess same "qualifications" as governor relates only to qualifications specified in the constitution of age, citizenship, and residency and not to political party).

No Delaware court has interpreted Section 141(b) to permit a "qualification" tied to a director's exercise of business judgment or the manner in which a director votes on any issue. On the contrary, the Court of Chancery has interpreted "qualifications" to mean generic qualities possessed, such as experience, occupation and stock ownership. See Stroud v. Milliken Enterprises, 585 A.2d 1306 (Del. Ch. 1988) (qualifications based on type of occupation, experience with the company and stock ownership are reasonable and can be included in the company's charter); see also Fell v. Securities Co. of North America, 100 A. 788 (Del. Ch. 1917) (discussing previous statutory qualification of stock ownership in order to be a director.)

The Proposal couches as a "qualification" the requirement that a nominee decides a particular matter -- namely, his or her decision regarding the classification of the Board -- in a particular manner. Since this purported "qualification" does not address generic qualities possessed, but rather relates to a specific exercise of judgment in a particular context, it is not, for the reasons discussed, a qualification of the type contemplated by Delaware law.

3. It is a violation of Delaware law for a Bylaw to be inconsistent with law.

Section 109 of the DGCL permits only bylaws that are "not inconsistent with law." Accordingly, a bylaw that is inconsistent with a provision of the DGCL would not be a proper subject for action by the Company's stockholders.

Section 141(a) of the DGCL provides in part that "[t]he business and affairs of every corporation . . . shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."[1] Consistent with this legislative mandate, the Delaware Supreme Court has opined that a "basic principle of the [DGCL] is that directors, rather than stockholders, manage the business and affairs of the corporation." Spiegel v. Buntrock, 571 A.2d 767, 772-73 (Del. 1990). Furthermore, the Delaware Supreme Court has stated, the "bedrock of the [DGCL] is the rule that the business and affairs of a corporation are managed by and under the direction of its board." Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984), overruled on other grounds, Brehm v. Eisner, 746 A.2d 244 (Del. 2000).

It has been held that Delaware law forbids "any substantial limitation on a director's discretion in acting on behalf of the corporation . . ." USA Soccer Properties, Inc. v. Aegis Group PLC, 1992 WL 196795, at *8 (S.D.N.Y. Aug. 4, 1992) (interpreting Delaware law). In Chapin v. Benwood Found., 402 A.2d 1205 (Del. Ch. 1979), the court held that agreements that have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters are invalid. Id. at 1211; see also Paramount Communications, Inc. v. QVC Network, Inc., 637 A.2d 34, 51 (Del. 1994); but cf. Unisuper Ltd. v. News Corp., C.A. No. 1699-N (Del Ch. Dec. 20, 2005) (in denying a motion to dismiss, the court stated that a board of directors may create a contractual obligation by voluntarily committing to submit extension of "poison pill" to stockholder vote).

Delaware courts have rejected the argument that directors are required to act in accordance with stockholders' wishes, rather than as they independently conclude is in the stockholders' interest. See Paramount Communications v. Time, Inc. [1989 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 94,514, at 93,284 (Del. Ch. July 14, 1989), aff'd 571 A.2d 1140 (Del. 1990) ("[t]he corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares").

---

[1] The phrase "except as may be otherwise provided in this chapter" refers to "the cluster of provisions in the close corporation subchapter" that permit shareholder agreements to limit the powers of the board. 1 Rodman Ward, Jr. et al., Folk on the Delaware General Corporation Law § 141.1.1 4th ed. (1999 & Supp. 2005). "Under Section 351 [of the DGCL] (relating to close corporations), provision may be made for management by shareholders." 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations § 4.1 3rd ed. (1998 & Supp. 2004) (footnotes omitted). The Company is not a close corporation and such provisions, therefore, are inapplicable.

"Section 141(a) [of the DGCL] requires that any limitation on the board's authority be set out in the certificate of incorporation." Quickturn Design Systems, Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998). The Company's Certificate of Incorporation contains no provision restricting the directors' authority to exercise their business judgment in the discharge of their duties owed to the Company and the Company's stockholders and restates the DGCL § 141(a) requirement that the business and affairs of the Company be managed by or under the direction of the Board. In fact, as discussed in Section 1 above, the Certificate of Incorporation specifically confers upon the Board the unqualified discretion to nominate candidates for the Board.

As stated above, under Delaware law directors have a responsibility to use their best business judgment. The Proposal, if adopted and implemented, would create an inherent conflict of interest for directors who, in the exercise of their business judgment, believe it would be in the best interests of stockholders to maintain in place a classified board -- to allow for continuity of the accumulated knowledge and expertise of the Board -- and also believe that the loss of continuity that would occur if the directors opposed to declassification could not stand for office would not be in the best interests of stockholders.

* * *

Based upon and subject to the foregoing, it is our opinion that the Bylaw amendment contemplated by the Proposal, if adopted and implemented, would be in violation of Delaware law, that a Delaware court, if presented with the question of the amendment's validity, would so conclude, and accordingly that it would not be a proper subject for action by the Company's stockholders at the 2006 Annual Meeting.

This opinion is furnished to you solely for your benefit in connection with the Proposal and, except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person without our express written permission. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom LLP

G&E
Grant & Eisenhofer P.A.

Jay W. Eisenhofer
Stuart M. Grant
Megan D. McIntyre
Geoffrey C. Jarvis
Sidney S. Liebesman
John C. Kairis
Michael J. Barry
James J. Sabella*
David E. Sellinger**
Stephen G. Grygiel♦
Diane T. Zilka

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

45 Rockefeller Center, 15th Floor
630 Fifth Avenue
New York, NY 10111
Tel: 646-722-8500 • Fax: 646-722-8501

www.gelaw.com

Jill Agro
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P. Bradford deLeeuw
Lydia Ferrarese‡
Benjamin J. Hinerfeld°
Gregg S. Levin†
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Sharan Nirmul
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Direct Dial: (302) 622-7153

RECEIVED
2006 JAN 30 PM 5:23
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 25, 2006

VIA TELECOPY AND U.S. MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 3010
100 F. Street N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by California Public Employees' Retirement System for Inclusion in OfficeMax Inc.'s 2006 Proxy Statement

Ladies and Gentlemen:

This letter is submitted on behalf our client, California Public Employees' Retirement System ("CalPERS") in connection with the shareholder proposal which CalPERS submitted to OfficeMax Inc. ("OfficeMax" or the "Company") for inclusion in the Company's 2006 Proxy Statement (the "Proposal").

We have received a letter dated December 30, 2005 from Skadden, Arps, Slate, Meagher & Flom LLP on behalf of OfficeMax to the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") requesting the Staff's concurrence that it will not recommend enforcement if the Company excludes the Proposal from its 2006 Proxy Statement (the "No-Action Request"). Please be advised that we intend to submit a response to the No-Action Request, which we will provide to the Commission no later than Friday, February 3, 2006.

Please contact me in the event that you require our response before the above-specified date or if the proposed timing of our response is otherwise unacceptable.

Sincerely,

P. Bradford deLeeuw

PBD:cme

Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

45 Rockefeller Center, 15th Floor
630 Fifth Avenue
New York, NY 10111
Tel: 646-722-8500 • Fax: 646-722-8501

www.gelaw.com

January 27, 2006

VIA OVERNIGHT MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: **Shareholder Proposal Submitted by the California Public Employees' Retirement System for Inclusion in OfficeMax Inc.'s 2006 Proxy Statement**

Ladies and Gentlemen:

This letter is submitted on behalf our client, the California Public Employees' Retirement System ("CalPERS"), in response to the letter dated December 30, 2005 (the "December 30, 2005 Letter"), sent on behalf of OfficeMax Inc. ("OfficeMax" or the "Company"), a Delaware corporation, to the Division of Corporation Finance of the Securities and Exchange Commission (the "Division"), in which the Company maintains that the shareholder proposal submitted by CalPERS may be excluded from the Company's 2005 proxy statement pursuant to various subsections of Rule 14a-8(i).[1] This letter is submitted as a response to OfficeMax's request for no-action relief and as a statement of opinion of counsel licensed to practice in the State of Delaware that the proposal submitted by CalPERS is permissible under Delaware law.

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[1] In the December 30, 2005 Letter, OfficeMax asserts that the Proposal may be excluded from the Company's 2005 proxy statement pursuant to Rule 14a-8(i)(1)-(3), (6), (8).

The proposal submitted to the Company by CalPERS (the "Proposal") seeks to amend the Company's by-laws to prescribe a director qualification. Specifically, the Proposal would amend the Company's by-laws to provide that "[a] nominee for election cannot be a former or current member of the Company's Board of Directors ("Board") who, after the Company's 2005 annual meeting, in any final Board action, opposed: (a) the submission to a shareholder vote at the Company's 2006 annual meeting of a binding proposal to declassify the Board, or (b) the support of the Board of the same proposal in any proxy solicitation made with respect to such proposal." The Proposal also clarifies that it "is not intended to disqualify for nomination any former or current director who opposed (a) or (b) above before notice of this proposal, but reverses such opposition before the Board's approval of the Company's final proxy materials for the 2006 annual meeting." In order to be implemented, the Proposal must first be supported by a majority of shares entitled to vote at OfficeMax's 2006 meeting. Accordingly, the bylaw, which is the subject of the Proposal (the "Proposed Bylaw"), would not apply to any specific board member(s) who are up for re-election at the Company's 2006 annual meeting.[2]

In seeking to exclude the Proposal from this year's proxy statement, OfficeMax argues that:

(i) the Proposal may be excluded pursuant to Rule 14a-8(i)(1) because it is improper under state law (*see* December 30, 2005 letter at pp. 7-11);

(ii) the Proposal may be excluded pursuant to Rule 14a-8(i)(2) because it would, if implemented cause the Company to violate Delaware law (*see* December 30, 2005 letter at p. 12-14);

(iii) the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is materially vague and misleading and therefore is contrary to Rule 14a-9 (*see* December 30, 2005 letter at pp. 14-18);

(iv) the Proposal may be excluded pursuant to Rule 14a-8(i)(8) because it relates to the election of directors (*see* December 30, 2005 letter at pp. 5-6); and

(v) the Proposal may by excluded under 14(a)-8(i)(6) because the company

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2 The following four directors (out of 13) terms expire in 2006: Brian C. Cornell, Edward E. Hagenlocker, George J. Harad, and Jane E. Shaw. If the Proposal is implemented by shareholders at the Company's 2006 annual meeting, it would not apply to the election of any such individuals but would establish qualifications for future nominees for director beginning in 2007. The following directors terms expire in 2007: Claire S. Farley, Rakesh Gangwal, Gary G. Michael, and A. William Reynolds.

lacks authority to implement the proposal.

OfficeMax also attached to its December 30, 2005 opinion letter by Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden"), which attempts to support OfficeMax's arguments under (i) and (ii) above. *See* Exhibit B to December 30, 2005 letter (the "OfficeMax Opinion Letter"). The OfficeMax Opinion Letter variously asserts that the Proposal would violate Delaware law if implemented and is not a proper subject for shareholder action under Delaware law because:

(i) the Proposed Bylaw would be inconsistent with OfficeMax's Certificate of Incorporation (*see* OfficeMax Opinion Letter at pp. 2-3);

(ii) the Proposal does not establish a qualification contemplated by Delaware law (*see* OfficeMax Opinion Letter at pp. 3); and

(iii) the Qualification established by the Proposal is inconsistent with Delaware law because it would place a substantial limitation on the directors' discretion to manage the affairs of the corporation in violation DGCL § 141(a) (*see* OfficeMax Opinion Letter at pp. 4-5).

As discussed below, each of the Company's arguments fails because: (i) the Company's arguments based upon Delaware law are demonstrably false; (ii) the Proposal is not vague or misleading; (iii) the Proposal does not specifically relate to an election of directors but rather concerns the implementation of a valid director qualification that may be effected by means of a shareholder adopted bylaw amendment under Delaware law; and (iv) the company has the power to implement the proposal.

Indeed, the legal position advanced by OfficeMax has been expressly *rejected* by the Delaware Court of Chancery, which has made clear that shareholders may exercise their power to adopt bylaws that strictly and pervasively restrict the conduct of the board of directors. *See Unisuper v. News Corp.*, No. 1699-N, 2005 WL 3529317, at * 6 (Del. Ch. Dec. 20, 2005); *Hollinger Intern., Inc. v. Black*, 844 A.2d 1022, 1079-80 (Del. Ch. 2004). Accordingly, OfficeMax has wholly failed to carry its burden of establishing that it may rely upon *any* of the asserted bases for exclusion and the Company is therefore not entitled to no-action relief.[3] At the very least, as explained below, there are substantial bases to challenge OfficeMax's legal position under Delaware law, rendering any resolution of these issues by the Division inappropriate. *See Cell Pathways, Inc.*, 2003 WL 1900778 (publicly available April 4, 2003); *Verizon Communications, Inc.*, 2004 WL

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[3] The burden is on OfficeMax to establish that it has a reasonable basis for excluding the Proposal from the proxy materials. *See* Staff Legal Bulletin No 14 (CF) (July 13, 2001).

213377 (publicly available February 2, 2004).[4] OfficeMax's request for no-action relief, therefore, should be denied.

I. The Proposal May Not Be Excluded Under Rule 14a-8(i)(1) or (2), Because Shareholders May Amend A Company's Bylaws To Prescribe Director Qualifications Under The Delaware General Corporation Law.

Under the Delaware General Corporation Law ("DGCL"), the shareholders of a Delaware corporation unquestionably possess the power to adopt bylaws and to prescribe director qualifications. DGCL § 109(a) provides that:

> (a) The original or other bylaws of a corporation may be adopted, amended or repealed by the incorporators, by the initial directors if they were named in the certificate of incorporation, or, before a corporation has received any payment for any of its stock, by its board of directors. ***After a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote***, or, in the case of a nonstock corporation, in its members entitled to vote; provided, however, ***any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors*** or, in the case of a nonstock corporation, upon its governing body by whatever name designated. ***The fact that such power has been so conferred upon the directors or governing body, as the case may be, shall not divest the stockholders or members of the power, nor limit their power to adopt, amend or repeal bylaws.***

8 Del.C. § 109(a) (emphasis supplied).[5] Thus, the DGCL is clear that it is within the

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4 As discussed below, it is our opinion that it is well established under Delaware law that the legal positions advanced by OfficeMax are flatly wrong, and have been repeatedly rejected by Delaware courts. Nevertheless, even if the Division disagrees and deems the issue "unsettled," the Division repeatedly has refused to permit companies to exclude proposals based on unsettled issues of state law. *See, e.g.*, *Massey Energy Co.*, 2004 WL 394109, at *41 (publicly available March 1, 2004); *PLM Intern'l, Inc.*, 1997 WL 219918, at *31 (publicly Available April 28, 1997) ("The staff notes in particular that whether the proposal is an appropriate matter for shareholder action appears to be an unsettled point of Delaware law. Accordingly, the Division is unable to conclude that rule 14a-8(c)(1) may be relied upon as a basis for excluding that proposal from the Company's proxy materials").

5 "The power to make and amend the bylaws of a corporation has long been recognized as an inherent feature of the corporate structure." *Frantz Manufacturing Company v. EAC Industries*, 501 A.2d 401, 407 (Del. 1985). The bylaws of a corporation are "the self-imposed rules and regulations deemed expedient for . . . the . . . convenient functioning" of the corporation. *Gow v. Consolidated Coppermines Corp.*, 165 A. 136, 140 (Del. Ch. 1933). Under Delaware law, bylaws are subordinate to the certificate of incorporation and statutory law, *see Oberle v. Kirby*, 592 A.2d 445,457-58 (Del. 1991); *Prickett v. American Steel and Pump Corp.*, 253 A.2d 86, 88 (Del. Ch. 1969); *State ex rel. Brumley v. Jessup & More*

shareholders' authority to adopt bylaws for a Delaware corporation. The only limitations on the subject matter of such bylaws (which as described above, may be adopted, amended or repealed by shareholders) is set forth in DGCL § 109(b), which provides that:

> (b) ***The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.***

8 Del.C. § 109(b) (emphasis supplied). Moreover, the *specific* right to prescribe director qualifications is expressly provided by DGCL § 141(b), which provides in relevant part that:

> (b) . . . . Directors need not be stockholders unless so required by the certificate of incorporation or the bylaws. The certificate of incorporation ***or bylaws may prescribe other qualifications for directors.***

8 Del.C. § 141(b) (emphasis supplied).[6] Thus, the DGCL not only expressly authorizes shareholders to adopt bylaws relating to: (i) the business of the corporation; (ii) the conduct of its affairs; and (iii) the rights or powers of its stockholders, directors, officers or employees *but also expressly authorizes bylaws which prescribe qualifications for directors.* Whether a shareholder adopted bylaw dealing with such subject matters can withstand judicial scrutiny ultimately depends on whether the bylaw is inconsistent with an individual corporation's certificate of incorporation or is otherwise "inconsistent with law."

Paper Co., 24 Del. 370 (1910); *Gaskill v. Glady's Gelle Oil Co.*, 146 A. 337 (Del. Ch. 1929), and must be reasonable in their application. *Schnell v. Chris-Craft Industries, Inc.*, 285 A.2d 437 (Del. 1971).

6 In point of fact, the DGCL specifically authorizes bylaws on many subjects: Under Section 141, bylaws may regulate the size of the board, *establish director qualifications*, specify quorum and voting requirements, and regulate board committees. 8 Del. C. § 141. Likewise, Section 142 permits bylaws to specify the number, titles, and duties of officers, proscribe the method for choosing officers and their terms, and establish the rules for filling vacancies in any office. 8 Del. C. § 142. And under Sections 211 and 212, bylaws may specify the date and time of shareholder meetings, establish the quorum and vote requirements for action at such meetings, and authorize persons other than the board of directors, including shareholders, to call special meetings. 8 Del. C. §§ 211, 212.

A. The Proposed Bylaw Is Not Inconsistent With <u>OfficeMax's Certificate Of Incorporation</u>

The bylaw that is the subject of the Proposal is unquestionably consistent with any provision of OfficeMax's Restated Certificate of Incorporation (the "Certificate") (attached hereto as Exhibit A). First, OfficeMax first argues that the Proposal is inconsistent with Section 9.2 of the Certificate, which states: "Nominations for election to the board of directors of the corporation at a meeting of stockholders may be made by the board ..., or by any stockholder of the corporation entitled to vote..." *See* OfficeMax December 30, 2005 letter at 13. Despite OfficeMax's argument to the contrary, the Proposal, on its face, is perfectly consistent with this provision of the Certificate; the Proposal merely sets a director qualification and in no way prevents directors or shareholders from nominating directors.

Nevertheless, OfficeMax argues, without support, that the Certificate gives the Board "unqualified discretion to nominate persons for election to the Board." December 30, 2005 Letter at 13. OfficeMax is unable to cite any portion of the Certificate that affirmatively grants this "unqualified discretion." Instead, OfficeMax argues that where the Certificate is silent on whether or not shareholders may enact bylaws containing director qualifications, such bylaws are inconsistent with the Certificate. *See id.* This argument turns Delaware law on its head. As discussed above, the DGCL affirmatively gives shareholders the power to enact bylaws containing director qualifications; no affirmative grant to do so is required by the Certificate. *Compare* 8 Del.C. § 109(a)-(b) (giving stockholders the right to enact bylaws unless "inconsistent with law or with the certificate of incorporation") *with* 8 Del.C. § 109(a) ("any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors..."). OfficeMax's argument fails because the Certificate does not restrict the power of shareholders to enact bylaws with director qualifications.

Second, OfficeMax states that the Proposal "would create a Bylaw that is inconsistent with the Company's corporate governance scheme in the Company's Restated Certificate of Incorporation which mandates a classified Board." *See* December 30, 2005 Letter at 6. This assertion is simply not true. As discussed in further detail below, if the Proposal is enacted, the Board would be perfectly free to maintain a staggered board if in its business judgment it thought that a staggered board was in the best interest of the company. However, the proposal is narrowly tailored to remove one of the potential ills recognized by Delaware courts of any defensive measure: the specter that the board is acting for reasons of entrenchment, not in the best interest of the Company. Therefore, the Proposal would assure that Directors who oppose a shareholder supported effort to remove classified boards are not acting for reasons of entrenchment by making them ineligible for reelection. However, there is nothing in the Proposal that undermines the purpose of classified boards: to guard against changes in control of the

board that, in the Board's judgment, diminish shareholder value. Therefore, the Proposed bylaw is consistent with the Company's corporate governance scheme.

B. The Proposed Bylaw Is Not Otherwise "Inconsistent With Law"

OfficeMax's arguments that the Proposal would cause the Company to violate Delaware law and that the Proposal is not a proper action for shareholders under Delaware law (*see* January 14, 2005 letter at pp. 5-6, Annex B) are demonstrably false.

Essentially, the OfficeMax Opinion Letter argues that the authority to manage a corporation's business and affairs is entrusted to the board of directors and that the Proposal would impermissibly interfere with or usurp this authority. *See* OfficeMax Opinion Letter at 4-5. This argument wholly misconstrues Delaware law. While the Proponent agrees that the management of the business and affairs of a corporation is generally entrusted to the discretion of the board of directors, ***this delegation of power is not without limitations***. Specifically, DGCL § 141(a) provides as follows:

> (a) The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, ***except as maybe otherwise provided in this chapter*** or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a) (emphasis supplied). Thus, as the very terms of this statutory provision make clear, the delegation of power to a corporation's board of directors is not absolute. *Id.* In point of fact, it is ***indisputable*** that DGCL § 141(a) appear in the same chapter (Chapter 1 – General Corporation Law) of Title 8 of the Delaware Code as each of the other statutory provisions discussed above.[7] Thus, DGCL § 109(a) (which expressly authorizes shareholders to adopt bylaws relating to "the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees") and DGCL § 141(b) (which expressly authorizes bylaws which prescribe qualifications for directors) may, consistent with the

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[7] While Section 141 does not define the word "chapter," the word should be given its plain meaning. Title 8 of the Delaware Code, entitled "Corporations" is divided into three chapters. Chapter 1 is the General Corporation Law, or the "DGCL." The DGCL, in turn, is divided into 17 subchapters. Section 109 is contained in "Subchapter I. Formation;" Section 141(a) is contained in "Subchapter IV. Directors and Officers." Both sections, however, are contained within "Chapter 1. General Corporation Law." It is simply absurd to suggest that the Delaware Legislature mistakenly said "chapter" when it meant to say "sub-chapter," as some commentators *but no courts* have suggested.

plain language of DGCL § 141(a), be read as an expressly permissible limitation of a board's powers, so long as such bylaws comply with the limitations set forth in DGCL § 109(b).

The foregoing principles were recently illustrated by the Delaware Court of Chancery in *News Corp.*, 2005 WL 3529317, at *6 n.48. The court held: ***"Of course, the board of directors' managerial power is not unlimited ... the Delaware General Corporations Law vests shareholders with the power to adopt, amend or repeal bylaws relating to the business of the corporation and the conduct of its affairs."*** In that case, the defendants argued that a contract with shareholders where the board agreed not to enact a poison pill for successive one year terms without shareholder approval was invalid for two reasons: first, such a limitation on director power had to be in the certificate of incorporation, and second, such a limitation was invalid as a matter of law because it would require the board to "refrain from acting when the board's fiduciary duties require action." *Id.* at * 6-7. The court rejected defendant's arguments as fundamentally misconstruing the relationship between shareholders and directors, holding: "***[The] board's power – which is that of an agent's with regard to its principal – derives from the shareholders, who are the ultimate holders of power under Delaware law.***" *See* id. at *6. Thus, any suggestion that Delaware law necessarily precludes shareholder-adopted bylaws that affect the management of a corporation is simply wrong. The court in *News Corp.* held:

> Fiduciary duties exist in order to fill the gaps in the contractual relationship between shareholders and directors of the corporation. ***Fiduciary duties cannot be used to silence shareholders and prevent them from specifying what the corporate contract is to say. Shareholders should be permitted to fill a particular gap in the corporate contract if they wish to fill it.*** This point can be made by reference to principles of agency law: Agents frequently have to act in situations where they do not know exactly how their principal would like them to act. In such situations, the law says the agent must act in the best interest of the principal. Where the principal wishes to make known to the agent exactly which actions the principal wishes to be taken, the agent cannot refuse to listen on the grounds that this is not in the best interest of the principal.

Skadden, the lawyers who provided the opinion letter on Delaware law for *OfficeMax*, also represented *News Corp.* in *Unisuper v. News Corp.* In its request for appeal, Skadden recognized that the Chancery Court's holding flatly rejected the argument Skadden now advances here. Listing numerous opinion letters by Delaware law firms concerning the legality of shareholder bylaws and resolutions that were ***wrong*** in light of *News Corp.*, Skadden recognized that that under the Chancery Court's interpretation, "any by-law adopted by a majority vote of stockholders can restrict (indeed, direct) the directors' management of the corporation". *See* Defendants' Memorandum In Support of

Their Application For Certification Of Interlocutory Appeal And To Stay Proceedings Pending Appeal, *Unisuper v. News Corp.*, C.A. No. 1699-N, at 9 (Del Ch. Dec. 29, 2005) (Exhibit B). However, in granting Defendant's motion for Appeal, the Court chastised Skadden's understanding of DGCL § 141(a), holding: "It would threaten widely held investor expectations if a Delaware court were to decide that shareholders are outsiders, merely residual claimants, and not in some sense the 'owners' of the corporation with authority to exert themselves collectively via 'voice' and not only via 'exit.'" *Unisuper v. News Corp.*, C.A. No. 1699-n, at 7 (Del. Ch. Jan. 19, 2006) (Exhibit C).

Indeed, it is clear that *News Corp.* did not represent some kind of a dramatic departure from Delaware precedent. In *Hollinger Intern., Inc. v. Black*, 844 A.2d 1022, 1078-80 (Del. Ch. 2004), the court noted that bylaws can substantially regulate board action in exercising its business judgment. In that case, the Court rejected an argument that shareholders could not adopt a bylaw abolishing a committee created by the board of directors because that power was reserved to the board by DGCL §141. *Id.* at 1078-81. Specifically, the Court noted that:

> [s]tockholders are invested by § 109 with a statutory right to adopt bylaws. By its plain terms, § 109 provides stockholders with a broad right to adopt bylaws "relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." This grant of authority is subject to the limitation that the bylaws may not conflict with law or the certificate of incorporation.
>
> * * *
>
> In *Frantz Manufacturing Co. v. EAC Industries*, [501 A.2d 401 (Del.1985)], ***the Delaware Supreme Court made clear that bylaws could impose severe requirements on the conduct of a board without running afoul of the DGCL***. In Frantz, a majority stockholder implemented bylaw-amendments when it feared that the incumbent board would divest it of its voting power. The amendments required, among other things, that there be unanimous attendance and board approval for any board action, and unanimous ratification of any committee action. The Supreme Court found that the bylaws were consistent with the terms of the DGCL. In so ruling, the Court noted that ***the "bylaws of a corporation are presumed to be valid, and the courts will construe the bylaws in a manner consistent with the law rather than strike down the bylaws***."

844 A.2d at 1078-80 (emphasis supplied). The Court also expressly rejected the exact argument put forth by OfficeMax's counsel in this case (that the Proposal impermissibly usurps the power conferred upon the board pursuant to DGCL § 141(a)), stating:

> For similar reasons, I reject International's argument that that provision in the Bylaw Amendments impermissibly interferes with the board's authority under § 141(a) to manage the business and affairs of the corporation. ***Sections 109 and 141, taken in totality, and read in light of Frantz, make clear that bylaws may pervasively and strictly regulate the process by which boards act, subject to the constraints of equity.***

Id. at 1080 n. 136 (emphasis supplied). Thus, the *News Corp.* and *Hollinger* decisions makes crystal clear that bylaws in fact can "impose severe requirements on the conduct of a board" and may "pervasively and strictly regulate the process by which boards act" without running afoul of the DGCL. Therefore, the premise that Section 141(a) provides an absolute, ironclad delegation of managerial authority to the board of directors is patently incorrect.

Inexplicably, though *Hollinger* and *News Corp.* represent the most recent pronouncements by a Delaware Court on this issue, OfficeMax's counsel fails to even mention *Hollinger* and briefly cites *News Corp.* without attempting to distinguish it from the present case. *See* Opinion Letter at 4. Instead, the Opinion Letter places inordinate reliance upon *Quickturn Design Sys. v. Shapiro*, 721 A.2d 1281, 1291 (Del 1998) and *Paramount Communications v. Time, Inc.*, Nos. 10866, 1989 WL 798890 (Del. Ch. July 14, 1989). (*see* OfficeMax Opinion Letter at 4). *See* Opinion Letter at 4-5. However, these decisions are simply not relevant to the instant case.

Quickturn concerned a hostile bidder's challenge to Quickturn's ***directors'*** attempted implementation of a delayed redemption provision in Quickturn's shareholder rights plan, a so called "slow hand poison pill," which, like a dead-hand poison pill, would limit future directors' power and authority with respect to "an area of fundamental importance to the shareholders--negotiating a possible sale of the corporation." *Id.* at 1291-92. Thus, *Quickturn* concerned the impropriety of efforts by an existing board of directors to limit the managerial authority of future board members and had absolutely nothing to do with the issue of whether the owners of a corporation, the shareholders, can enact bylaws establishing director nomination qualifications. The point is this: although *directors* cannot act to limit the ability of future directors to exercise their fiduciary responsibilities (*Quickturn*, 721 A.2d at 1291-92), *shareholders* most certainly can act to enact bylaws that define the scope of the directors' authority. *News Corp.*, 2005 WL 3529317, at * 6 n. 48; *Hollinger*, 844 A.2d at 1078-80.

The OfficeMax Opinion Letter wholly fails to acknowledge the indisputable fact that shareholders ***can*** affect the management of a corporation For example, in *Lehrman v. Cohen,* 222 A.2d 800, 808 (Del. 1966) the Delaware Supreme Court stated:

> It is settled, of course, as a general principle, that directors may not delegate their duty to manage the corporate enterprise. But there is no conflict with that principle where, as here, ***the delegation of duty***, if any, ***is made not by the directors but by stockholder action*** under § 141(a), via the certificate of incorporation.

(emphasis supplied).[8] In fact, as amply demonstrated by the *Hollinger* and *News Corp.* decisions, there is no support in Delaware case law for the proposition that a board's managerial authority may not be constrained by the shareholders' right to adopt and amend bylaws.[9] Although Delaware courts recognize that the directors are statutorily authorized to manage the day-to-day operations of a company, never has any Delaware court ruled that the shareholders' right to adopt and amend bylaws under Section 109 is somehow constrained by the managerial responsibilities that are delegated to the directors under Section 141(a).

Similarly, *Paramount* does not speak to the issue of whether or not OfficeMax may exclude the Proposal. In *Paramount*, the court found that the board of Time Inc. did not violate its fiduciary duty to shareholders by taking defensive measures to prevent a successful tender offer by Paramount. *See Paramount*, 1989 WL 79880, at * 29-30. The court noted that the board had to exercise its own business judgment on whether or not the tender offer was beneficial to shareholders, even if a majority of shareholders wanted to tender their shares. *See id* at 30. However, OfficeMax misses a crucial point in its citation to the case: although it is true that board members may take action against the wishes of the majority of shareholders, it is equally true that under Delaware law those directors must answer to shareholders when they express their will through a vote. *See*

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[8] As described above, Section 141(a) expressly provides *two* exceptions to its grant of managerial authority to the board of directors: (i) "except as maybe otherwise provided in this chapter," (chapter 1) or (ii) "[except as may be provided] in its certificate of incorporation." Thus while *Lehrman* specifically stated that there is no conflict with the general principle, that directors may not delegate their duty to manage the corporate enterprise when the delegation of duty is made not by directors, but by shareholders, in the corporations certificate of incorporation, there is absolutely no legal distinction between (i) such a permissible delegation made (i) in a corporation's certificate of incorporation and (ii) by bylaw adopted pursuant to shareholders' powers under DGCL §109.

[9] Indeed, most Delaware cases addressing the scope of the managerial responsibility of the board of directors have been in the context of ***directors*** improperly delegating or abandoning that responsibility (or as in *Quickturn*, restricting the ability of future boards to exercise their fiduciary responsibilities). *See e.g.*, *Rosenblatt v. Getty Oil Co.*, 1983 WL 8936 (Del. Ch. 1983) (". . .this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters. While I have no quarrel with this general principle, I am inclined to agree . . . that it has no application here. . . . In each such case the directors had surrendered the ability to use their best judgment in the future on action to be taken in the name of the corporation. That was the flaw that made their actions unlawful as I read those cases. However, that is not the situation here as I see it.")

News Corp., 2005 WL 3529317, at * 6 (***[W]hen shareholders exercise their right to vote in order to assert control over the business and affairs of the corporation the board must give way.***). Therefore, OfficeMax's citation to *Paramount* for the proposition that shareholders may not enact the Proposal is wrong.

Moreover, the Proposal is consistent with Delaware law because under Delaware law, "'the ***fitness or unfitness of individuals to become directors [is] a matter for the stockholders to pass upon***.'" *Bragger v. Budacz,* Civ. A. No. 13376, 1994 WL 698609, at *4 (Del. Ch. 1994) (*quoting In re Gulla*, 115 A. 317, 318 (Del. Ch. 1921)) (emphasis supplied). "Assuming full disclosure of relevant facts '***it would be ... improper' for a court to pass judgment on the fitness of a person to serve as a director of a Delaware corporation; that question is for stockholders not courts***." *Id.*

C. The Proposal Does not Impermissibly Interfere With Shareholder Franchise

The OfficeMax Legal Opinion erroneously argues that the Proposal would "curtail not only the Board's right to nominate persons for election to the Board as set forth in the [Certificate] but also the similar right currently available to the Company's stockholders." *See* December 30, 2005 Letter at 13. The frivolity of this argument is self-evident, because, if accepted it would prohibit *all* director qualifications, even though the DGCL expressly allows such qualifications to be set forth in a corporation's bylaws or certificate of incorporation.[10]

DGCL § 109(b) makes clear that shareholders may impose qualifications on directors, limiting the universe of potential people who may serve as directors. Generally, Delaware courts have found that these shareholder approved qualifications do not impermissibly restrict shareholder franchise. For example, in *Stroud v. Grace*, 606 A.2d 75, 92 (Del. 1992), the Delaware Supreme Court found shareholder-approved qualifications were permissible under Delaware law because the company's shareholders "had a full and fair opportunity to vote on the Amendments and did so;" *Cf. Blasius Industries, Inc. v. Atlas Corp.*, 564 A.2d 651, 658 (Del. Ch. 1988) (finding that unilateral board action to increase the size of the board by two members so that shareholders could not effect a change in control of the Company by their own proposal to increase the number of board members and vote in new members through consent solicitations impermissibly restricted shareholder franchise).

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[10] For instance, a provision in a company's bylaws (even if the bylaw provision was enacted by shareholders) which mandates that directors own stock in a corporation would be deemed to impermissibly interfere with the right of shareholders to nominate and vote for directors who do not own stock in the corporation if the argument set forth by OfficeMax's counsel is accepted.

Indeed, it is not logical to state that if the Proposal is enacted, shareholder franchise would be restricted at all. When shareholders adopt a bylaw to prescribe a director qualification, they are not limiting their ability to nominate and elect directors *of their choosing* because it is the shareholders themselves who are prescribing the qualification and those shareholders retain the power to amend or repeal such qualification as they see fit. Therefore, OfficeMax's argument that the Proposal is impermissibly restricts shareholder franchise is without merit.

D. <u>The Proposal Establishes a Permissible Director Qualification</u>

The assertion in OfficeMax's Opinion Letter that the Proposal does not establish a "qualification" as contemplated by Delaware law is frivolous. *See* Opinion Letter at 3. Rule 141(b) states: "The certificate of incorporation or bylaws may prescribe other qualifications for directors." In Delaware, "if a statute contains unmistakable language, no interpretation is required and the plain meaning of the words control." *Konkiel v. Wilmington Country Club*, No. Civ.A.03C-04-284PLA, 2004 WL 1543250, *5 (Del. Super. July 6. 2004). The dictionary definition of "qualification" makes clear that the "plain meaning" of the word "qualification" would include the eligibility criteria implemented by the Proposal. For example, the American Heritage® Dictionary of the English Language, Fourth Edition Copyright © 2004, by Houghton Mifflin Company, provides that a qualification is "[a] ***condition or circumstance that must be met or complied with.***" (Emphasis supplied). Similarly, Websters also defines qualification as, *inter alia*, "***a condition or standard that must be complied with.***" Therefore, OfficeMax's attempt to restrict the definition qualification to exclude this proposal are without merit.

The only restriction which Delaware courts impose upon such qualifications is that they must be "reasonable" and "equitable" *See Stroud v. Milliken Enters., Inc.*, 585 A.2d 1306 (Del. Ch. 1988) ("*Stroud I*"), appeal dismissed 552 A.2d 476 (Del. 1989), *see also Hollinger*, 844 A.2d at 1081 n. 137 (citing *In re Osteopathic Hospital Ass'n*, 195 A.2d 759 (Del. 1963) as an example of an "inequitable bylaw amendment[s]" struck down by Delaware courts).[11] Delaware courts have construed the term reasonable

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[11] *In re Osteopathic Hospital Ass'n of Del.* involved a hospital which was governed by a board of trustees and by a large body of members who were primarily physicians. The hospital's certificate of incorporation, provided that members elected trustees and the trustees selected physicians for admission to membership. The hospital's bylaws, provided that nonphysicians could only be selected as members with the concurrence of a majority of the members. Notwithstanding this bylaw provision, the trustees (who were not physicians) attempted to amend the bylaws to make themselves members. As the Court stated in *Hollinger*: "Delaware courts have previously struck down inequitable bylaw amendments. For example, in [*In re Osteopathic Hospital Ass'n*]. . .The Delaware Supreme Court declared the bylaw amendment 'patently unreasonable as a matter of law.'" *Id.* at 765. The effects of this validly passed bylaw were "an abuse far too apparent and unreasonable for [the Court] to permit them to stand." *Id.*

broadly, to hold that even seemingly arbitrary bylaws may be deemed reasonable. For example. the plaintiffs in *Stroud I* argued that the proposed amendments "provide[] invalid and unreasonable qualifications for directors." *Id.* The Court rejected this argument, and determined that the proposed qualifications were reasonable, stating:

> The majority of plaintiffs' objections to Proposed Article of Incorporation No. 11(c) are concerned with the alleged arbitrary qualifications set for directors. The Delaware General Corporation Law, however, expressly authorizes qualifications for directors: "Directors need not be stockholders unless so required by the Certificate of Incorporation or the by-laws. ***The Certificate of Incorporation or bylaws may prescribe other qualifications for directors***." 8 Del.C. § 141(b) (emphasis added)

Id. (emphasis in original). Thus the Court expressly recognized that Delaware law permitted such qualifications (even if arbitrary) to be prescribed in a corporation's bylaws. Other examples of qualifications which are commonly implemented in corporations' certificates of incorporation or bylaws include qualifications based upon age, stock ownership, the number of other boards an individual sits on, and independence.[12]

There is absolutely nothing *inequitable* about the qualification sought to be implemented by the Proposal, and in fact, neither OfficeMax nor its counsel has contested this point. Nor has OfficeMax's counsel suggested that the proposed qualification would be unreasonable. To the contrary, the Proposed Bylaw would establish a qualification which reflects the shareholder's belief that directors should not simply ignore majority supported shareholder proposals year after year.[13] Thus, the qualification would foster greater accountability to the shareholders who are the owners of the corporation.

OfficeMax's arguments that bylaw qualifications must be "generic" is simply incorrect and has no support in law. Indeed, OfficeMax cannot point to any statute or Delaware decision that limits the definition of qualification to so-called "generic"

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[12] *See also West Center City Neighborhood Ass'n v. West Center City Neighborhood Planning Advisory Committe. Inc.*, 2003 WL 241356 (Del. Ch. Jan. 12, 2003) (interpreting individuals' claims of director status based upon an interpretation of not-for-profit Delaware corporation's bylaws which set forth numerous director qualifications and the process for nominating and electing directors).

[13] According to OfficeMax's Quarterly Report filed on Form 10-Q with the Commission on Aug. 4, 2004, the Declassification Proposal passed by 79% of the voted shares. The proponent believes that "any director that ignores such overwhelming votes of the Company's shareholders is not fit for reelection and is not qualified to serve as director of the Company," and, in the event the majority of shareholders agree, they are free to adopt the proposed qualification under Delaware law.

qualifications; the dichotomy that OfficeMax attempts to construct between generic qualifications and other types of qualifications is entirely foreign to Delaware law.

First, OfficeMax argues that in establishing the qualifications for voters, the governor, and judiciary, the Delaware Constitution somehow limits the plain meaning of the word qualification. *See* December 30, 2005 Letter at 10-11 (citing *Del. Const.*, art. II § 3 (listing qualifications of voters); *Del. Const.*, art. III § 6 (listing qualifications for governor); *Del. Const.*, art. III § 19 (listing qualifications for Lt. governor); *Del. Const.*, art. IV § 2 (listing qualifications for judiciary)). How the Constitution limits the definition of qualification is never explained by OfficeMax. Indeed, on the face of the Constitution, the few qualifications necessary to hold public office do not constitute the entire universe of potential qualifications under the definition of the word. *See Del. Const.*, art. I § 2 ("No religious test shall be required as a qualification to any office, or public trust, under this State"). Therefore, defendants argument that the Constitution limits the plain meaning of the word qualification is without merit.

Second, OfficeMax cites examples of permissible director qualifications discussed in Delaware case law, which include qualifications based on experience, occupation, and stock ownership, and then classifies these qualifications as permissible "generic" qualifications. Why a bylaw based on director experience would be generic while the Proposal would somehow be un-generic need not be argued in this letter because, as mentioned above, the generic, un-generic distinction made by OfficeMax is entirely foreign to Delaware law. Therefore, because the Proposal is reasonable and equitable, it is a permissible bylaw qualification.

E. <u>The Proposal Would Not Cause the Board to Violate Its Fiduciary Duties</u>

The arguments in the OfficeMax December 30, 2005 Letter that the Proposal should be excluded because it would "improperly limit[] the authority of the Board to manage the business and affairs of the Company in accordance with the Restated Certificate of Incorporation"[14] (OfficeMax December 30, 2005 Letter at 10) is factually incorrect and are not supported by law. OfficeMax's December 30, 2005 Letter states that "[the] Proposal would contradict the DGCL by improperly limiting the authority of the Board to manage the business and affairs of the Company in accordance with the Restated Certificate of Incorporation." However, it is frankly indisputable that the

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[14] This is similar to an argument rejected by the Commission in *General Electric Company*, (publicly available January 12, 2001) (rejecting company's argument that in selecting nominees for election as directors, the company's board has a fiduciary duty to choose the best candidates and that the proposal (urging board to nominate at least two candidates for each open board position) would essentially force the board to violate this duty by requiring it to include alternative candidates to run against those candidates that the board believes are the best nominees for election).

Proposal, if implemented would not require the directors to take any specific action or refrain from taking any action *whatsoever*. Nor would the Proposal, if implemented remove any director from the board under any circumstances, nor affect the unexpired term of any director in any manner whatsoever. Furthermore, there is nothing in the proposed bylaw which would prevent the directors from deciding whether to support the Declassification Proposal, nor which would prevent a director from truthfully communicating his or her support or opposition for the Declassification Proposal to shareholders. If the Proposal is implemented, the directors would remain free to take whatever position they determine appropriate and to make whatever communications they deem appropriate in accordance with their duties as directors.

The suggestion that the Proposal would prevent the board from exercising its business judgment is antithetical to the foundations of Delaware law, which requires directors to exercise their business judgment to promote the best interests of shareholders, even if doing means losing their position as director. Therefore, there is no factual basis for the assertion that the Proposal would prevent Directors from exercising their business judgment.

OfficeMax, however, appears to be suggesting to the Division that the directors have some sort of a vested interest in being *reelected* as directors of OfficeMax. However, there is simply no basis for this proposition under Delaware law. After all, directors only serve at the pleasure of, are accountable to, and may be removed by the shareholders who are the owners of the corporation. *See News Corp.*, 2005 WL 3529317, at * 6 ("[The] board's power—which is that of an agent's with regard to its principal – derives from the shareholders, who are the ultimate holders of power under Delaware law"); *Stellini v. Oratorio,* 1979 WL 2703, at * 2 (Del. Ch. 1979) ("Clearly, as directors, the plaintiffs had no vested interest in a directorship of [corporation]. Rather, any right which they may have held in the office of director was acquired with the actual or implied knowledge that such right could be extinguished by the vote or consent of the majority stockholders of the defendant corporation.").

Accordingly, for all of the foregoing reasons, it is our legal opinion that the Proposal would not violate Delaware law and that the Proposal is a proper action for shareholders under Delaware law. OfficeMax has failed to meet its burden of establishing that the Proposal may be excluded pursuant to Rule 14a-8(i)(1) or (2).

II. The Proposal May Not Be Excluded Under Rule 14a-8(i)(8) Because It Does Not Relate To The Election Of Directors.

In addition to the arguments based upon Delaware Law, OfficeMax's December 30, 2005 Letter also erroneously argues that the Proposal may properly be excluded from OfficeMax's 2006 proxy statement pursuant to Rule 14a-8(i)(8). Rule 14a-8(i)(8) provides that a company need not include in its proxy materials any shareholder proposal

that relates to "an election" of the board of directors. Rule 14a-8(i)(8) states (in "plain English question format") as follows:

> (i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?
>
> . . .
>
> (8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
>
> . . .

17 C.F.R. § 240.14a-8(i).

Two types of proposals may be excluded under 14a-8(i)(8). First, the Commission has stated that "the principle purpose of Rule 14a-8(i)(8) is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature." *See* Release No. 34-12598, 1976 WL 160410 (July 7, 1976). Second, in addition to proposals that are part of an election campaign, the Division has also stated that a proposal that questions the business judgment of individual directors can also be excluded. *See Honeywell Int'l Inc.*, 2000 WL 248603 (publicly available Mar. 2, 2000). Although director qualifications by definition relate to elections, where they do not fit in the two proscribed categories above, the Division has held that they may not be excluded from proxies. *See, e.g., Nabors Industries Ltd.*, 2005 WL 678890, at * 28 (publicly available Mar. 19, 2005) (disagreeing with company that it may exclude a proposal establishing a qualification requiring chairperson of the board and two-thirds of the board to be independent).

CalPERS's Proposal does not fit under either of the exclusions listed above as it is merely a director qualification that is expressly authorized under Delaware law. First, the Proposal is not meant to conduct a campaign against individual Directors. Rather, the Proposal deals exclusively with a general qualification. Indeed, the Proposal does not disqualify any existing director from standing for re-election because any current board member could satisfy the enumerated qualifications that would be effected if the Proposal is adopted.[15] OfficeMax's assertion that the Proposal is "a further indication of

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[15] Although the Proposal does not "establish a procedure" that "may result in contested elections of directors," CalPERS submits that nothing in the Exchange Act, Rule 14a-8, or any other source of federal law permits the SEC to impose federal regulation over whether publicly traded companies may have contested elections of directors. To the contrary, the Exchange Act is focused on issues of *disclosure*, and does not permit the SEC to regulate matters of internal corporate governance that traditionally have been considered matters of state law. *The Business Roundtable*, 905 F.2d 406, 408 (D.C. Cir. 1990). There is no statutory basis, therefore, to exclude a shareholder proposal on the grounds that it "might" result in a contested election. Because matters of director qualifications and election procedure traditionally have been considered issues to be resolved under state law, the Division should not, though an interpretation of

CalPERS's intent to solicit shareholders to withhold votes for the Company's nominees for directors who are 'current' or 'former' directors, in circumvention of Rule 14a-12" is simply not true. The Proposal clearly states: "This proposal is not intended to disqualify for nomination any former or current director who ... reverses such opposition [to a binding shareholder proposal to declassify the board] before the Board's approval of the Company's final proxy material for the 2006 annual meeting." Because the Proposal does not target individual directors up for reelection, it is a permissible director qualification that is not prohibited by Rule 14a-8(i)(8).

Second, the Proposal does not question the business judgment of the Board. OfficeMax attempts to rely upon the Division's decision in *Honeywell Int'l, Inc.* (publicly available March 2, 2000) ("*Honeywell*") is misplaced. In *Honeywell,* the Division found that Honeywell could exclude a shareholder proposal that "resolved" to "make directors ineligible for election if they fail to enact any resolution that is adopted by shareholders" because "the proposal, together with the supporting statement, appears to question the business judgment of board members who Honeywell indicates will stand for reelection at the upcoming annual meeting of shareholders." *Id.* CalPERS's Proposal here is materially different from the proposal at issue in *Honeywell* for at least two reasons.

Most importantly, CalPERS's Proposal, unlike the *Honeywell* proposal, establishes a director qualification through a bylaw amendment that is specifically permitted under Delaware law. *Supra* Sec. I. Because, under Delaware law, "bylaws may pervasively and strictly regulate the process by which boards act" (*Hollinger*, 844 A.2d at 1080 n.136), the concern articulated by the Division in the *Honeywell* situation that the proposal improperly challenged the business judgment of directors is irrelevant as a matter of law.

Moreover, CalPERS's Proposal does not, in fact, "question the business judgment of board members" who will stand for reelection at an upcoming annual meeting. To the contrary, CalPERS's proposal would only apply to disqualify a director who opposes declassification *in the future.*[16] Thus, it cannot be said that the proposal "questions" any

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Rule 14a-8(i)(8), inject federal regulation into such internal corporate governance matters. *Santa Fe Industries, Inc. v. Green*, 430 U.S. 462, 479 (1977) ("Corporations are creatures of state law, and investors commit their funds to corporate directors on the understanding that, ***except where federal law expressly requires certain responsibilities of directors with respect to stockholders, state law will govern the internal affairs of the corporation***." (quoting *Cort v. Ash*, 422 U.S. 66, 84 (1975) (emphasis supplied)).

[16] The proposal states, in pertinent part, as follows:

> . . . A nominee for election cannot be a former or current member of the Company's Board of Directors ("Board") who, *after the Company's 2005 annual meeting*, in any final Board action, opposed: (a) the submission to a shareowner vote at the Company's 2006 annual meeting of a binding proposal to declassify the Board, or (b) the support of

previous decision by any board member at all. In point of fact, no director would be prevented from exercising his or her business judgment in any event. Rather, as all qualifications permissible under 8 Del.C. § 141(b) necessarily must, CalPERS's proposal merely identifies a general group of people who shareholders wish to exclude from nomination. In no way does it question the business judgment of any previous Board action. Rather, the proposal speaks to maximizing shareholder value by assuring "excellent corporate governance" in the future.

III. The Proposal May Not Be Excluded Under Rule 14a-8(i)(3) Because It Is Not Vague Or Misleading

The Proposal is simply not vague or misleading. Rule 14a-8(i)(3) states that a company may exclude a proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

Although OfficeMax states that the Proposal is vague and indefinite, it never identifies what it finds vague about the proposal. *See* December 30, 2005 Letter at 18. In any case, the Proposal is not vague as it clearly:

(1) seeks to amend the Company's bylaws;

(2) to implement a qualification for individuals to serve as directors of OfficeMax Corporation which would disqualify for election as director;

(3) any current or former director who either:

  (a) "opposed," in any final board action, the submission to a shareholder vote at the Company's 2006 annual meeting of a binding proposal to declassify the board; or

  (b) "opposed," in any final board action, the support of the

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the Board of the same proposal in any proxy solicitation made with respect to such proposal.

This proposal is not intended to disqualify for nomination any former or current director who opposed (a) or (b) above before notice of this proposal, but who reverses such opposition before the Board's approval of the Company's final proxy materials for the 2006 annual meeting.

(Emphasis supplied).

board in any proxy solicitation made with respect to such proposal; <u>and</u>

(c) did not reverse their opposition to (a) or (b) before the Board's approval of the Company's final proxy materials for the 2006 annual meeting.

Furthermore, OfficeMax's arguments that the proposal are materially false and misleading lack merit. First, OfficeMax argues that a "reoccurring theme underlying CalPERS' Supporting Statement is the implication that the Company could effect a declassification of the Board solely by action of the Board." *See* December 30, 2005 letter at 17-18. However, the supporting statement does even mention this alleged recurring theme. Indeed, it accurately states that the Board can take "affirmative steps to implement the will of its shareholders. . . ." Therefore, there is nothing in the Supporting Statement that even remotely suggests that a Board may take unilateral action to Declassify itself.

Second, OfficeMax states that the Supporting Statement improperly impugns the integrity and reputation of the Board. There is, however, no mention of either the character or integrity of Board members in the Supporting Statement. It merely offers a rationale for establishing the director qualification in the Proposal, stating: "We believe any director that ignores such overwhelming votes of the Company's shareowners is not fit for reelection and is not qualified to serve as director of the Company." As explained above, shareholders have the right to enact bylaws to decide who is and is not qualified to be a director. *See* DGCL § 141(b). Therefore, stating that persons who lack certain qualifications are not eligible to be directors cannot be construed to be impermissibly impugning the character and integrity of anybody.

Third, OfficeMax argues that the following statement is false and misleading: "Last year, 79% of the Company's shareowners voted to declassify the Board. In 2001 and 2002 similar proposals received 56% and 79% of the vote."[17] The Proposal is not materially misleading as it accurately reflects the fact that shareholders overwhelming support declassification of the Board. Therefore, OfficeMax's argument that these numbers were used in "attempt to deliberately mislead shareholders into believing that those proposals received greater shareholder support than they actually did" is without merit. The Proposal neither false nor misleading. In the event the Division deems it appropriate that the statement should be clarified, CalPERS would not be adverse to

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[17] These numbers reflect the percentage of shares that were voted for the proposal versus percentage of shares that were voted against the proposal; it is true, as OfficeMax points out, that because a number of people did not vote their shares, the percentage of shares that were voted for the proposal compared to the total number of eligible shares is a lower percentage.

amending the statement to state as follows: "Last year, 79% of the Company's shareowners who voted supported declassification. In 2001 and 2002 similar proposals received 56% and 79% of the vote."

IV. The Proposal May Not Be Excluded Under Rule 14a-8(i)(6) Because The Board Has The Power To Implement The Proposal

OfficeMax argues that they may exclude the proposal under Rule 14a-8(i)(6), which states that a company may exclude a proposal if it "lack[s] the power or authority to implement the proposal." As discussed above, the Proposal is a reasonable shareholder approved bylaw. It does not require any director action to implement. In making their argument, OfficeMax only rehashes the arguments that they cannot implement the proposal because it is vague and that it is contrary to Delaware law. For the reasons stated above, the Proposal is entirely consistent with Delaware law and is neither vague nor indefinite. Therefore, OfficeMax's argument that they do not have the authority to implement the proposal is without merit.

Conclusion

For the foregoing reasons, we believe that CalPERS's Proposal should be included in OfficeMax's 2006 Proxy Statement and that OfficeMax's request for a no-action letter should be denied. Specifically, as set forth above, it is our legal opinion that the subject matter of the Proposal is specifically authorized by Delaware law. In the event that the Staff disagrees with our position, or requires any additional information, we would appreciate the opportunity to meet and confer to discuss these issues. Please feel free to call the undersigned at your convenience. In accordance with Rule 14a-8(j), we have enclosed six (6) copies of this letter. We have also enclosed an additional copy, which we ask that you kindly date-stamp and return to us in the enclosed, self-addressed stamped envelope.

Sincerely,

GRANT & EISENHOFER, P.A.

By: ______________________
Michael J. Barry

cc: Peter H. Mixon, Esq.
Margaret A. Brown, Esquire

OfficeMax OFFICEMAX INC (OMX)

150 PIERCE ROAD
ITASCA, IL 60143
(630) 773-50
http://www.officemaxsolutions.com

EX-3.1

EX-3.1
10-Q Filed on 08/04/2005 - Period: 06/25/2005
File Number 001-05057

Exhibit 3.1

RESTATED CERTIFICATE OF INCORPORATION OF OFFICEMAX INCORPORATED

The corporation's present name is that shown above. The corporation was originally incorporated under the name of BOISE PAYETTE LUMBER COMPANY OF DELAWARE and the date of filing of its original Certificate of Incorporation with the Delaware Secretary of State was April 23, 1931. On May 28, 1957, the corporation's name was changed to BOISE CASCADE CORPORATION. This Restated Certificate of Incorporation was adopted by the board of directors of OfficeMax Incorporated on May 9, 2005, in accordance with the provisions of Section 245 of the General Corporation Law of the state of Delaware. This Restated Certificate of Incorporation only restates and integrates and does not further amend the provisions of the Certificate of Incorporation of the corporation as heretofore amended, supplemented, or restated, and there is no discrepancy between those provisions and the provisions of this Restated Certificate of Incorporation. The capital of the corporation will not be reduced under or by reason of this restatement of the Restated Certificate of Incorporation.

FIRST: The name of this corporation is OFFICEMAX INCORPORATED.

SECOND: Its registered office in the state of Delaware is located at Corporation Trust Center, 1209 Orange Street, in the city of Wilmington, county of New Castle. The name and address of its registered agent is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

THIRD: The nature of the business, or objects or purposes to be transacted, promoted, or carried on are:

(a) To engage in and carry on the business of acquiring, owning, buying, selling, leasing, mortgaging, and exchanging timber and timberlands, and in manufacturing, distributing, marketing, or otherwise dealing in timber and lumber and all of the various products thereof, and to carry on in any capacity any business pertaining to, or which in the judgment of the corporation may at any time be convenient and lawfully conducted in conjunction with, any of the matters aforesaid.

(b) To acquire, own, lease, occupy, use, or develop any lands containing timber or containing coal, iron, manganese, stone, or any other ores or minerals of any nature, or oil or any woodlands or any other lands for any purposes.

(c) To erect, install, and operate lumber mills, sawmills, paper mills, smelters, or any other mills or manufacturing plants of any nature. To construct, operate, and equip private logging railroads to be used and operated only for the purpose of carrying on the business of this corporation and not as a public carrier.

(d) To manufacture, purchase, or otherwise acquire, invest in, own, mortgage, pledge, sell, assign, and transfer or otherwise dispose of, trade, deal in, and deal with goods, wares, and merchandise and personal property of every class and description.

(e) To acquire, and pay for in cash, stock, or bonds of this corporation or otherwise, the good will, rights, assets, and property, and to undertake or assume the whole or any part of the obligations or liabilities of any person, firm, association, or corporation.

(f) To acquire, hold, use, sell, assign, lease, grant licenses in respect of, mortgage, or otherwise dispose of letters patent of the United States or any foreign country, patent rights, licenses and privileges, inventions, improvements and processes, copyrights, trademarks, and trade names.

(g) To acquire by purchase, subscription, or otherwise, and to receive, hold, own, guarantee, sell, assign, exchange, transfer, mortgage, pledge, or otherwise dispose of or deal in and with any of the shares of the capital stock, or any voting trust certificates in respect of the shares of capital stock, scrip, warrants, rights, bonds, debentures, notes, trust receipts, and other securities, obligations, choses in action and evidences of indebtedness or interest issued or created by any corporations, joint stock companies, syndicates, associations, firms, trusts, or persons, public or private, or by the government of the United States of America, or by any foreign government, or by any state, territory, province, municipality, or other political subdivision or by any governmental agency, and as owner thereof to possess and exercise all the rights, powers, and privileges of ownership, including the right to execute consents and vote thereon, and to do any and all acts and things necessary or advisable for the preservation, protection, improvement, and enhancement in value thereof.

(h) To enter into, make, and perform contracts of every kind and description with any person, firm, association, corporation, municipality, county, state, body politic, or government or colony or dependency thereof.

(i) To borrow or raise moneys for any purposes of the corporation and, from time to time without limit as to amount, to draw, make, accept, endorse, execute, and issue promissory notes, draft, bills of exchange, warrants, bonds, debentures, and other negotiable or nonnegotiable instruments and evidences of indebtedness, and to secure the payment of any thereof and of the interest thereon by mortgage upon or pledge, conveyance, or assignment in trust of the whole or any part of the property of the corporation, whether at the time owned or thereafter acquired, and to sell, pledge, or otherwise dispose of such bonds or other obligations of the corporation for its corporate purposes.

(j) To loan to any person, firm, or corporation any of its surplus funds, either with or without security.

(k) To purchase, hold, sell, and transfer the shares of its own capital stock; provided it shall not use its funds or property for the purchase of its own shares of capital stock when such use would cause any impairment of its capital except as otherwise permitted by law, and provided further that shares of its own capital stock belonging to it shall not be voted upon directly or indirectly.

(l) To have one or more offices and to carry on all or any of its operations and business in any of the states, districts, territories, or colonies of the United States, and in any and all foreign countries, subject to the laws of such state, district, territory, colony, or country.

(m) Without restriction or limit as to amount, to purchase or otherwise acquire, hold, own, improve, convert, mortgage, sell, lease, convey, or otherwise dispose of or deal in, as a real estate agent, builder, contractor, or otherwise, real and personal property of every class and description in any of the states, districts, territories, or colonies of the United States, and in any and all foreign countries, subject to the laws of such state, district, territory, colony, or country.

(n) To enter into partnership, joint venture, or other arrangement with any person, corporation, partnership, or other entity or entities for the purpose of engaging in any business or transaction which the corporation is authorized to carry on; and to invest in, lend money to, and otherwise assist any such partnership or venture.

(o) In general, to carry on any other business and to have and exercise all the powers conferred by the laws of Delaware upon corporations formed under the General Corporation Law of the state of Delaware, and to do any or all of the things hereinbefore set forth to the same extent as natural persons might or could do.

The objects and purposes specified in the foregoing clauses shall, except where otherwise expressed, be in nowise limited or restricted by reference to, or inference from, the terms of any other clause in this Certificate of Incorporation, but the objects and purposes specified in each of the foregoing clauses of this article shall be regarded as independent objects and purposes.

FOURTH: The total number of shares of all classes of stock which the corporation shall have authority to issue is two hundred ten million (210,000,000), of which two hundred million (200,000,000) shares of the par value of $2.50 each are to be of a class designated Common Stock and ten million (10,000,000) shares without par value are to be of a class designated Preferred Stock. The Preferred Stock shall be issuable in series.

1. **Common Stock Provisions.**

1.1 *Dividend Rights.* Subject to provisions of law and the preferences of the Preferred Stock, the holders of the Common Stock shall be entitled to receive dividends at such time and in such amounts as may be determined by the board of directors.

1.2 *Voting Rights.* Except as provided in the final two paragraphs of Section 2.6, the holders of the Common Stock shall have one vote for each share on each matter submitted to a vote of the stockholders of the corporation. Except as otherwise provided by law or by the provisions of the Certificate of Incorporation or any amendment thereto or by resolutions of the board of directors providing for the issue of any series of Preferred Stock, the holders of the Common Stock shall have sole voting power.

1.3 *Liquidation Rights.* In the event of any liquidation, dissolution, or winding up of the corporation, whether voluntary or involuntary, after payment or provision for payment of the debts

and other liabilities of the corporation and the preferential amounts to which the holders of the Preferred Stock shall be entitled, the holders of the Common Stock shall be entitled to share ratably in the remaining assets of the corporation.

2. Preferred Stock Provisions.

2.1 *Authority of the Board of Directors to Issue in Series.* The Preferred Stock may be issued from time to time in one or more series. Subject to the provisions of the Certificate of Incorporation or any amendment thereto, authority is expressly granted to the board of directors to authorize the issue of one or more series of Preferred Stock, and to fix by resolutions providing for the issue of each such series the voting powers, designations, preferences and relative, participating, optional, or other special rights, and qualifications, limitations, and restrictions thereof (sometimes referred to as powers, preferences, and rights) to the full extent now or hereafter permitted by law, including but not limited to the following:

(a) The number of shares of such series (which may subsequently be increased by resolutions of the board of directors) and the distinctive designation thereof;

(b) The dividend rate of such series and any limitations, restrictions, or conditions on the payment of such dividends;

(c) The price or prices at which, and the terms and conditions on which, the shares of such series may be redeemed;

(d) The amounts which the holders of the shares of such series are entitled to receive upon any liquidation, dissolution, or winding up of the corporation;

(e) The terms of any purchase, retirement, or sinking fund to be provided for the shares of such series;

(f) The terms, if any, upon which the shares of such series shall be convertible into or exchangeable for shares of any other series, class or classes, or other securities, and the terms and conditions of such conversion or exchange; and

(g) The voting powers, if any (not to exceed one vote per share), of such series in addition to the voting powers provided in Sections 2.6 and 2.8.

The Preferred Stock of each series shall rank on a parity with the Preferred Stock of every other series in priority of payment of dividends and in the distribution of assets in the event of any liquidation, dissolution, or winding up of the corporation, whether voluntary or involuntary, to the extent of the preferential amounts to which the Preferred Stock of the respective series shall be entitled under the provisions of the Certificate of Incorporation or any amendment thereto or the resolutions of the board of directors providing for the issue of such series. All shares of any one series of Preferred Stock shall be identical except as to the dates of issue and the dates from which dividends on shares of the series issued on different dates shall accumulate (if cumulative).

2.2 *Definitions.*

(a) The term "arrearages," whenever used in connection with dividends on any share of Preferred Stock, shall refer to the condition that exists as to dividends, to the extent that they are cumulative (either unconditionally, or conditionally to the extent that the conditions have been fulfilled), on such share which shall not have been paid or declared and set apart for payment to the date or for the period indicated, but the term shall not refer to the condition that exists as to dividends, to the extent that they are noncumulative, on such share which shall not have been paid or declared and set apart for payment.

(b) The term "stock junior to the Preferred Stock," whenever used with reference to the Preferred Stock, shall mean the Common Stock and other stock of the corporation over which the Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any dissolution, liquidation, or winding up of the corporation.

(c) The term "subsidiary" shall mean any corporation, association, or business trust, the majority of whose outstanding shares (at the time of determination) having voting power for the election of directors or trustees, either at all times or only so long as no senior class of shares has such voting power because of arrearages in dividends or because of the existence of some default, is owned directly or indirectly by the corporation.

2.3 *Dividend Rights.*

(a) The holders of the Preferred Stock of each series shall be entitled to receive, when and as declared by the board of directors, preferential dividends in cash payable at such rate, from such date, and on such quarterly dividend payment dates and, if cumulative, cumulative from such date or dates, as may be fixed by the provisions of the Certificate of Incorporation or any amendment thereto or by the resolutions of the board of directors providing for the issue of such series. The holders of the Preferred Stock shall not be entitled to receive any dividends thereon other than those specifically provided for by the Certificate of Incorporation or any amendment thereto, or such resolutions of the board of directors, nor shall any arrearages in dividends on the Preferred Stock bear any interest.

(b) So long as any of the Preferred Stock is outstanding, no dividends (other than dividends payable in stock junior to the Preferred Stock and cash in lieu of fractional shares in connection with any such dividend) shall be paid or declared in cash or otherwise, nor shall any other distribution be made, on any stock junior to the Preferred Stock, unless

(i) There shall be no arrearages in dividends on Preferred Stock for any past quarterly dividend period, and dividends in full for the current quarterly dividend period shall have been paid or declared on all Preferred Stock (cumulative and noncumulative); and

(ii) The corporation shall have paid or set aside all amounts, if any, then or theretofore required to be paid or set aside for all purchase, retirement, and sinking funds, if any, for the Preferred Stock of any series; and

(iii) The corporation shall not be in default on any of its obligations to redeem any of the Preferred Stock.

(c) So long as any of the Preferred Stock is outstanding, no shares of any stock junior to the Preferred Stock shall be purchased, redeemed, or otherwise acquired by the corporation or by any subsidiary except in connection with a reclassification or exchange of any stock junior to the Preferred Stock through the issuance of other stock junior to the Preferred Stock, or the purchase, redemption, or other acquisition of any stock junior to the Preferred Stock, with proceeds of a reasonably contemporaneous sale of other stock junior to the Preferred Stock, nor shall any funds be set aside or made available for any sinking fund for the purchase or redemption of any stock junior to the Preferred Stock, unless

(i) There shall be no arrearages in dividends on Preferred Stock for any past quarterly dividend period; and

(ii) The corporation shall have paid or set aside all amounts, if any, then or theretofore required to be paid or set aside for all purchase, retirement, and sinking funds, if any, for the Preferred Stock of any series; and

(iii) The corporation shall not be in default on any of its obligations to redeem any of the Preferred Stock.

(d) Subject to the foregoing provisions and not otherwise, such dividends (payable in cash, property, or stock junior to the Preferred Stock) as may be determined by the board of directors may be declared and paid on the shares of any stock junior to the Preferred Stock from time to time, and in the event of the declaration and payment of any such dividends, the holders of such junior stock shall be entitled, to the exclusion of holders of the Preferred Stock, to share ratably therein according to their respective interests.

(e) Dividends in full shall not be declared or paid or set apart for payment on any series of Preferred Stock unless there shall be no arrearages in dividends on Preferred Stock for any past quarterly dividend period and dividends in full for the current quarterly dividend period shall have been paid or declared on all Preferred Stock to the extent that such dividends are cumulative, and any dividends paid or declared when dividends are not so paid or declared in full shall be shared ratably by the holders of all series of Preferred Stock in proportion to such respective arrearages and unpaid and undeclared current quarterly cumulative dividends.

2.4 *Liquidation Rights.*

(a) In the event of any liquidation, dissolution, or winding up of the corporation, whether voluntary or involuntary, the holders of Preferred Stock of each series shall be entitled to receive the full preferential amount fixed by the Certificate of Incorporation or any amendment thereto, or by the resolutions of the board of directors providing for the issue of such series, including any arrearages in dividends thereon to the date fixed for the payment in liquidation, before any distribution shall be made to the holders of any stock junior to the Preferred Stock. After such payment in full to the holders of the Preferred Stock, the remaining assets of the corporation shall then be distributable exclusively among the holders of any stock junior to the Preferred Stock, according to their respective interests.

(b) If the assets of the corporation are insufficient to permit the payment of the full preferential amounts payable to the holders of the Preferred Stock of the respective series in the event of a liquidation, dissolution, or winding up, then the assets available for distribution to holders of the Preferred Stock shall be distributed ratably to such holders in proportion to the full preferential amounts payable on the respective shares.

(c) A consolidation or merger of the corporation with or into one or more other corporations or a sale of all or substantially all of the assets of the corporation shall not be deemed to be a liquidation, dissolution, or winding up, voluntary or involuntary.

2.5 *Redemption.*

(a) Subject to the provisions of paragraph (a)(v) of Section 2.6, the corporation may, at the option of the board of directors, redeem the whole or any part of the Preferred Stock, or of any series thereof, at any time or from time to time within the period during which such stock is by its terms redeemable at the option of the board of directors, by paying such redemption price thereof as shall have been fixed by the Certificate of Incorporation or any amendment thereto or by the resolutions of the board of directors providing for the issue of the Preferred Stock to be redeemed, including an amount in the case of each share so to be redeemed equal to any arrearages in dividends thereon to the date fixed for redemption (the total amount so to be paid being hereinafter called the "redemption price").

(b) Unless expressly provided otherwise in the Certificate of Incorporation or any amendment thereto or by the resolutions of the board of directors providing for the issue of the Preferred Stock to be redeemed, (i) notice of each such redemption shall be mailed not less than 30 days nor more than 90 days prior to the date fixed for redemption to each holder of record of shares of the Preferred Stock to be redeemed, at his address as the same may appear on the books of the corporation, and (ii) in case of a redemption of a part only of any series of the Preferred Stock, the shares of such series to be redeemed shall be selected pro rata or by lot or in such other manner as the board of directors may determine. The board of directors shall have full power and authority, subject to the limitations and provisions contained in the Certificate of Incorporation or any amendment thereto or in the resolutions of the board of directors providing for the issue of the Preferred Stock to be redeemed, to prescribe the manner in which and the terms and conditions upon which the Preferred Stock may be redeemed from time to time.

(c) If any such notice of redemption shall have been duly given, then on and after the date fixed in such notice of redemption (unless default shall be made by the corporation in the payment or deposit of the redemption price pursuant to such notice) all arrearages in dividends, if any, on the shares of Preferred Stock so called for redemption shall cease to accumulate, and on such date all rights of the holders of the Preferred Stock so called for redemption shall cease and terminate except the right to receive the redemption price upon surrender of their certificates for redemption and such rights, if any, of conversion or exchange as may exist with respect to such Preferred Stock under the provisions of the Certificate of Incorporation or any amendment thereto or in the resolutions of the board of directors providing for the issue of such Preferred Stock.

(d) If, before the redemption date specified in any notice of the redemption of any Preferred Stock, the corporation shall deposit the redemption price with a bank or trust company in New York, New York, having a capital and surplus of at least $10,000,000 according to its last published statement of condition, in trust for payment on the redemption date to the holders of the Preferred Stock to be redeemed, from and after the date of such deposit all rights of the holders of the Preferred Stock so called for redemption shall cease and terminate except the right to receive the redemption price upon surrender of their certificates for redemption and such rights, if any, of conversion or exchange as may exist with respect to such Preferred Stock under the provisions of the Certificate of Incorporation or any amendment thereto or in the resolutions of the board of directors providing for the issue of such Preferred Stock. Any funds so deposited which are not required for such redemption because of the exercise of any such right of conversion or exchange subsequent to the date of such deposit shall be returned to the corporation forthwith. The corporation shall be entitled to receive from the depository, from time to time, the interest, if any, allowed on such funds deposited with it, and the holders of the shares so redeemed shall have no claim to any such interest. Any funds so deposited and remaining unclaimed at the end of six years from the redemption date shall, if thereafter requested by the board of directors, be repaid to the corporation.

(e) Shares of Preferred Stock of any series may also be subject to redemption, in the manner hereinabove prescribed under this Section 2.5, through operation of any sinking or retirement fund created therefor, at the redemption prices and under the terms and provisions contained in the resolutions of the board of directors providing for the issue of such series.

(f) The corporation shall not be required to register a transfer of any share of Preferred Stock (i) within 15 days preceding a selection for redemption of shares of the series of Preferred Stock of which such share is a part or (ii) which has been selected for redemption.

(g) If any obligation to retire shares of Preferred Stock is not paid in full on all series as to which such obligation exists, the number of shares of each such series to be retired pursuant to any such obligation shall be in proportion to the respective amounts which would be payable if all amounts payable for the retirement of all such series were discharged in full.

2.6 *Restrictions on Certain Action Affecting Preferred Stock.* The corporation will not, without the consent given in writing or affirmative vote given in person or by proxy at a meeting held for the purpose,

(a) By the holders of at 66 2/3% of the shares of Preferred Stock then outstanding,

(i) Amend, alter, or repeal any of the provisions of the Certificate of Incorporation, or any amendment thereto, or the bylaws, of the corporation, so as to affect adversely the powers, preferences, or rights of the holders of the Preferred Stock or reduce the time for any notice to which only the holders of the Preferred Stock may be entitled; provided, however, the amendment of the provisions of the Certificate of Incorporation, as amended, so as to authorize or create, or to increase the authorized amount of Common Stock or other stock junior to the Preferred Stock or any stock of any class ranking on a parity with the Preferred Stock shall not be deemed to affect adversely the powers, preferences, or rights of the holders of the Preferred Stock;

(ii) Authorize or create, or increase the authorized amount of, any stock of any class or any security convertible into stock of any class ranking prior to the Preferred Stock;

(iii) Voluntarily dissolve, liquidate, or wind up the affairs of the corporation, or sell, lease, or convey all or substantially all its property and assets;

(iv) Merge or consolidate with or into any other corporation, unless each holder of Preferred Stock immediately preceding such merger or consolidation shall receive in the resulting corporation the same number of shares, with substantially the same rights and preferences, as correspond to the Preferred Stock so held (in determining whether the shares in the resulting corporation so received have substantially the same rights and preferences the circumstance that such shares may constitute a different proportion of the ordinary voting power in the resulting corporation than the Preferred Stock constitutes of such voting power in the corporation shall be disregarded), and unless the corporation resulting from such merger or consolidation will have after such merger or consolidation no class of stock either authorized or outstanding ranking prior to the shares received by such holder and no securities either authorized or outstanding which are convertible into such prior stock, except the same number of shares of prior stock and the same amount of such convertible securities, with the same rights and preferences, as correspond to the prior stock of the corporation and securities convertible into prior stock of the corporation, respectively, authorized and outstanding immediately preceding such merger or consolidation; or

(v) Purchase or redeem less than all of the Preferred Stock at the time outstanding unless the full cumulative dividend on all shares of Preferred Stock then outstanding shall have been paid or declared and a sum sufficient for payment thereof set apart;

(b) By the holders of at 66 2/3% of the shares of any series of Preferred Stock then outstanding, amend, alter, or repeal any of the provisions of the Certificate of Incorporation or any amendment thereto, or the bylaws, or of the resolutions of the board of directors providing for the issue of such series so as to affect adversely the powers, preferences, or rights of the holders of the Preferred Stock of such series in a manner not equally applicable to all series of Preferred Stock; or

(c) By the holders of at least a majority of the shares of Preferred Stock then outstanding,

(i) Increase the authorized amount of the Preferred Stock; or

(ii) Create any other class or classes of stock ranking on a parity with the Preferred Stock, either as to dividends or upon liquidation, or create any stock or other security convertible into or exchangeable for or evidencing the right to purchase any such stock ranking on a parity with the Preferred Stock, or increase the authorized number of shares of any such other class of stock or other security;

provided, however, that no such consent of the holders of the Preferred Stock shall be required if, at or prior to the time when such amendment, alteration, or repeal is to take effect or when the issuance of any such prior stock or convertible security is to be made, or when such consolidation or merger, voluntary liquidation, dissolution, or winding up, sale, lease, conveyance, purchase, or redemption is to take effect, as the case may be, provision is to be made for the redemption of all shares of Preferred Stock at the time outstanding, or, in the case of any such amendment, alteration, or repeal as to which the consent of less than all the Preferred Stock would otherwise be required, for the redemption of all shares of Preferred Stock the consent of which would otherwise be required.

If an amendment described in clause (i) of paragraph (a) of this Section 2.6 would in no way affect adversely the powers, preferences, or rights of the holders of any stock of the corporation other than the Preferred Stock, such amendment may, to the extent permitted by Delaware law, be made effective by the adoption and filing of an appropriate amendment to the Certificate of Incorporation without obtaining the consent or vote of the holders of any stock of the corporation other than the Preferred Stock.

If an amendment described in paragraph (b) of this Section 2.6 would in no way affect adversely the powers, preferences, or rights of the holders of any stock of the corporation other than the Preferred Stock of a particular series, such amendment may, to the extent permitted by Delaware law, be made effective by the adoption and filing of an appropriate amendment to the Certificate of Incorporation of the corporation without obtaining the consent or vote of the holders of any stock of the corporation other than the Preferred Stock of such series.

2.7 *Status of Preferred Stock Purchased, Redeemed, or Converted.* Shares of Preferred Stock purchased, redeemed, or converted into or exchanged for shares of any other class or series shall be deemed to be authorized but unissued shares of Preferred Stock undesignated as to series.

2.8 *Election of Directors by Holders of Certain Preferred Stock in Event of Nondeclaration of Dividends.*

(a) The provisions of this Section 2.8 shall apply only to those series of Preferred Stock (applicable Preferred Stock) to which such provisions are expressly made applicable by the Certificate of Incorporation or any amendment thereto or resolutions of the board of directors providing for the issue of such series.

(b) Whenever declarations or payments of dividends (including noncumulative dividends) on the shares of any series of applicable Preferred Stock shall be omitted in an aggregate amount equal to six quarterly dividends, the holders of the applicable Preferred Stock shall have the exclusive and special right, voting separately as a class and without regard to series, to elect at an annual meeting of stockholders or special meeting held in place thereof, or at a special meeting of the holders of the applicable Preferred Stock called as hereinafter provided, three members of the board of directors, until four consecutive quarterly dividends shall have been paid on or declared and set apart for payment on the shares of such series, if the shares of such series are noncumulative, or until all arrearages in dividends and dividends in full for the current quarterly period shall have been paid on or declared and set apart for payment on the shares of such series, if the shares of such series are cumulative, whereupon all voting rights as a class provided for under this Section 2.8 shall be divested from the applicable Preferred Stock (subject, however, to being at any time or from time to time similarly revived if declarations or payments of dividends for subsequent quarterly periods shall be omitted).

(c) At any time after the holders of the applicable Preferred Stock shall have thus become entitled to elect three members of the board of directors, the secretary of the corporation may, and upon written request of holders of record of at least 5% of the shares of the applicable Preferred Stock then outstanding addressed to him at the principal office of the corporation shall, call a special meeting of the holders of the applicable Preferred Stock for the purpose of electing such directors, to be held at the place of annual meetings of stockholders of the corporation as soon as practicable after the receipt of such request upon the notice provided by law and the bylaws of the corporation for the holding of special meetings of stockholders; provided, however, the secretary need not call any such special meeting if the next annual meeting of stockholders is to convene within 90 days after the receipt of such request. If such special meeting shall not be called by the secretary within 30 days after receipt of such request (not including, however, a request falling within the proviso to the foregoing sentence), then the holders of record of at least 5% of the shares of the applicable Preferred Stock then outstanding may designate in writing one of their number to call such a meeting at the place and upon the notice above provided, and any person so designated for that purpose shall have access to the stock records of the corporation for such purpose.

(d) At any meeting at which the holders of the applicable Preferred Stock shall be entitled to vote for the election of such three directors as above provided, the holders of a majority of the applicable Preferred Stock then outstanding present in person or by proxy shall constitute a quorum for the election of such three directors and for no other purpose, and the vote of the holders of a majority of the applicable Preferred Stock so present at any such meeting at which there shall be such a quorum shall be sufficient to elect three directors. The election of any such directors shall automatically increase the number of members of the board of directors by the number of directors so elected. The persons so elected as directors by the holders of the applicable Preferred Stock shall hold office until their successors shall have been elected by such holders or until the right of the holders of the applicable Preferred Stock to vote as a class in the election of directors shall be divested as provided in paragraph (b) of this Section 2.8. Upon divestment of the right to elect directors as above provided, any directors so elected by the holders of the applicable Preferred Stock shall forthwith cease to be directors of the corporation, and the number of directorships shall automatically be reduced accordingly. If a vacancy occurs in a directorship

elected by the holders of the applicable Preferred Stock voting as a class, a successor may be appointed by the remaining director or directors so elected by the holders of the applicable Preferred Stock.

(e) At any such meeting or any adjournment thereof, (i) the absence of a quorum of the holders of the applicable Preferred Stock shall not prevent the election of the directors other than those to be elected by holders of the applicable Preferred Stock voting as a class, and the absence of a quorum of holders of the shares entitled to vote for directors other than those to be elected by the holders of the applicable Preferred Stock voting as a class shall not prevent the election of the directors to be elected by the holders of the applicable Preferred Stock voting as a class, and (ii) in the absence of a quorum of the holders of the applicable Preferred Stock, the holders of a majority of the applicable Preferred Stock present in person or by proxy shall have power to adjourn from time to time the meeting for the election of the directors which they are entitled to elect voting as a class, without notice other than announcement at the meeting, until a quorum shall be present, and in the absence of a quorum of the holders of the shares entitled to vote for directors other than those elected by the holders of the applicable Preferred Stock voting as a class, the holders of a majority of such stock present in person or by proxy shall have power to adjourn from time to time the meeting for the election of the directors which they are entitled to elect, without notice other than announcement at the meeting, until a quorum shall be present.

3. **Other Provisions.**

3.1 *Authority for Issuance of Shares.* The board of directors shall have authority to authorize the issuance, from time to time without any vote or other action by the stockholders, of any or all shares of stock of the corporation of any class at any time authorized, and any securities convertible into or exchangeable for any such shares, in each case to such persons and for such consideration and on such terms as the board of directors from time to time in its discretion lawfully may determine; provided, however, the consideration for the issuance of shares of stock of the corporation having par value shall not be less than such par value. Shares so issued, for which the consideration has been paid to the corporation, shall be full paid stock, and the holders of such stock shall not be liable to any further call or assessments thereon.

3.2 *Voting for Directors.* All elections of directors may be by voice vote, rather than by ballot, unless, by resolution adopted by the majority vote of the stockholders represented at the meeting, the election of directors by ballot is required.

3.3 *No Preemptive Rights.* No holder of shares of any class of the corporation nor of any security or obligation convertible into, nor of any warrant, option, or right to purchase, subscribe for, or otherwise acquire, shares of any class of the corporation, whether now or hereafter authorized, shall, as such holder, have any preemptive right whatsoever to purchase, subscribe for, or otherwise acquire, shares of any class of the corporation or of any security convertible into, or of any warrant, option, or right to purchase, subscribe for, or otherwise acquire, shares of any class of the corporation, whether now or hereafter authorized.

3.4 *Abandonment of Dividends and Distributions.* Anything herein contained to the contrary notwithstanding, any and all right, title, interest, and claim in or to any dividends declared,

or other distributions made, by the corporation, whether in cash, stock, or otherwise, which are unclaimed by the stockholder entitled thereto for a period of six years after the close of business on the payment date, shall be and be deemed to be extinguished and abandoned, and such unclaimed dividends or other distributions in the possession of the corporation, its transfer agents, or other agents or depositaries, shall at such time become the absolute property of the corporation, free and clear of any and all claims of any persons whatsoever.

3.5 *Record Date.* The board of directors may set a record date in the manner and for the purposes authorized in the bylaws of the corporation, with respect to shares of stock of the corporation of any class or series.

3.6 *No Consents.* Any action required or permitted to be taken at any annual or special meeting of stockholders must be taken at such a meeting duly called, upon proper notice to all stockholders entitled to vote. No action required to be taken or which may be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice, and without a vote.

4. **Provisions Relating to Series D Preferred Stock.** The provisions of the Convertible Preferred Stock, Series D, of the corporation are set forth in full in Annex I to this Restated Certificate of Incorporation, and they are incorporated herein by this reference thereto.

5. **Provisions Relating to Series F Preferred Stock.** The provisions of the 9.40% Cumulative Preferred Stock, Series F, of the corporation are set forth in full in Annex II to this Restated Certificate of Incorporation, and they are incorporated herein by this reference thereto.

6. **Provisions Relating to Series G Preferred Stock.** The provisions of the Conversion Preferred Stock, Series G, of the corporation are set forth in full in Annex III to this Restated Certificate of Incorporation, and they are incorporated herein by this reference thereto.

FIFTH: The amount of capital with which the corporation will commence business is $1,000.

SIXTH: Reserved.

SEVENTH: The corporation is to have perpetual existence.

EIGHTH: The private property of the stockholders shall not be subject to the payment of the corporate debts to any extent whatever.

NINTH:

9.1 The business and affairs of the corporation shall be managed by or under the direction of a board of directors. The number of the directors of the corporation shall be fixed from time to time by resolution adopted by the affirmative vote of a majority of the entire board of directors of the corporation, except that the minimum number of directors shall be fixed at no less than three and the maximum number of directors shall be fixed at no more than 15. The directors shall be divided into three classes, designated Class I, Class II, and Class III. Each class shall consist, as

nearly equal in number as possible, of one-third of the total number of directors constituting the entire board of directors. At the 1985 meeting of stockholders, Class I directors shall be elected for a one-year term, Class II directors for a two-year term, and Class III directors for a three-year term. At each succeeding annual meeting of stockholders beginning in 1986, successors of the class of directors whose term expires at that annual meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible.

9.2 Nominations for election to the board of directors of the corporation at a meeting of stockholders may be made by the board, on behalf of the board by any nominating committee appointed by the board, or by any stockholder of the corporation entitled to vote for the election of directors at the meeting. Nominations, other than those made by or on behalf of the board, shall be made by notice in writing delivered to or mailed, postage prepaid, and received by the Corporate Secretary not less than 30 nor more than 60 days prior to any meeting of stockholders called for the election of directors; provided, however, if less than 35 days' notice or prior public disclosure of the date of the meeting is given to stockholders, the nomination must be received by the Corporate Secretary not later than the close of business on the seventh day following the day on which the notice of the meeting was mailed. The notice shall set forth: (i) the name and address of the stockholder who intends to make the nomination; (ii) the name, age, business address, and, if known, residence address of each nominee; (iii) the principal occupation or employment of each nominee; (iv) the number of shares of stock of the corporation which are beneficially owned by each nominee and by the nominating stockholder; (v) any other information concerning the nominee that must be disclosed of nominees in proxy solicitation pursuant to Regulation 14A of the Securities Exchange Act of 1934; and (vi) the executed consent of each nominee to serve as a director of the corporation, if elected. The chairman of the meeting of stockholders may, if the facts warrant, determine that a nomination was not made in accordance with the foregoing procedures, and if the chairman should so determine, the chairman shall so declare to the meeting and the defective nomination shall be disregarded.

9.3 Newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal, or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, or by a sole remaining director. Any additional director of any class elected to fill a vacancy in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the next annual meeting for the year in which his term expires and until such director's successor shall have been elected and qualified.

9.4 Any director may be removed from office only with cause and only by the affirmative vote of the holders of at least 80% of the voting power of all the shares of the corporation entitled to vote generally in the election of directors, voting together as a single class.

9.5 Notwithstanding the foregoing paragraphs 9.1, 9.2, 9.3, and 9.4, whenever the holders of any one or more classes or series of Preferred Stock issued by the corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of

stockholders, the election, term of office, filling of vacancies, and other features of such directorships shall be governed by the terms of this Certificate of Incorporation applicable thereto, the then authorized number of directors of the corporation shall be increased by the number of additional directors to be elected, and such directors so elected shall not be divided into classes pursuant to this Article NINTH unless expressly provided by such terms.

9.6 Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80% of the voting power of all the shares of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend, repeal, or adopt any provision inconsistent with the purpose and intent of this Article NINTH.

9.7 In furtherance, and not in limitation of the powers conferred by statute, the board of directors is expressly authorized:

To make and alter the bylaws of the corporation.

To authorize and cause to be executed mortgages and liens upon the real and personal property of the corporation.

To set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose or to abolish any such reserve in the manner in which it was created.

By resolution or resolutions passed by a majority of the whole board, to designate one or more committees, each committee to consist of two or more of the directors of the corporation, which, to the extent provided in said resolution or resolutions or in the bylaws of the corporation, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation, and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be stated in the bylaws of the corporation or as may be determined from time to time by resolution adopted by the board of directors.

The corporation may in its bylaws confer powers upon its board of directors in addition to the foregoing, and in addition to the powers and authorities expressly conferred upon it by statute.

TENTH: Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them, and/or between this corporation and its stockholders or any class of them, any Court of equitable jurisdiction within the state of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said Court directs. If a majority in number representing three-fourths in value of the creditors

or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and said reorganization shall, if sanctioned by the Court of which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders of this corporation, as the case may be, and also on this corporation.

ELEVENTH: Both stockholders and directors shall have power, if the bylaws so provide, to hold their meetings, and to have one or more offices within or without the state of Delaware, and to keep the books of this corporation (subject to the provisions of the statutes), outside of the state of Delaware at such places as may be from time to time designated by the board of directors.

TWELFTH:

12.1 In addition to any affirmative vote required by law or this Certificate of Incorporation or the bylaws, and except as otherwise expressly herein provided in this Article TWELFTH, a Business Combination (as hereinafter defined) shall require the affirmative vote of a majority of the voting power of all the shares of Voting Stock (as hereinafter defined) held by stockholders other than an Interested Stockholder (as hereinafter defined), with which or by or on whose behalf, directly or indirectly, a Business Combination is proposed, voting together as a single class. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage or separate class vote may be specified, by law or in any agreement with any national securities exchange or otherwise.

12.2 The provisions of Section 12.1 of this Article TWELFTH shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote, if any, as is required by law or by any other provision of this Certificate of Incorporation, the bylaws of the corporation, or any agreement with any national securities exchange, if all the conditions specified in either of the following paragraphs (a) or (b) are met or, in the case of a Business Combination not involving the payment of consideration to the holders of the corporation's outstanding Capital Stock (as hereinafter defined), if the condition specified in the following paragraph (a) is met:

(a) The Business Combination shall have been approved by a majority (whether such approval is made prior to or subsequent to the acquisition of beneficial ownership of the Voting Stock that caused the Interested Stockholder as hereinafter defined to become an Interested Stockholder) of the Continuing Directors (as hereinafter defined); or

(b) All of the following conditions shall have been met:

(1) The aggregate amount of the cash and the Fair Market Value (as hereinafter defined) as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of Common Stock in such Business Combination shall be at least equal to the highest amount determined under subparagraphs (i) and (ii) below:

(i) (if applicable) The highest per-share price (including any brokerage commissions, transfer taxes, and soliciting dealers' fees) paid by or on behalf of the Interested Stockholder for any shares of Common Stock in connection with the acquisition by the Interested Stockholder of beneficial ownership of shares of Common Stock (a) within the two-year period immediately prior to the first public announcement of the proposed Business Combination (the "Announcement Date") or (b) in the transaction in which it became an Interested Stockholder, whichever is higher; and

(ii) The Fair Market Value per share of Common Stock on the Announcement Date or on the date on which the Interested Stockholder became an Interested Stockholder (such latter date referred to in this Article TWELFTH as the "Determination Date"), whichever is higher.

All per-share prices shall be adjusted to reflect any intervening stock splits, stock dividends, and reverse stock splits.

(2) The aggregate amount of the cash and the Fair Market Value as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of shares of any class or series of outstanding Capital Stock (as hereinafter defined), other than Common Stock, shall be at least equal to the highest amount determined under clauses (i), (ii), and (iii) below:

(i) (if applicable) The highest per-share price (including any brokerage commissions, transfer taxes, and soliciting dealers' fees) paid by or on behalf of the Interested Stockholder for any share of such class or series of Capital Stock in connection with the acquisition by the Interested Stockholder of beneficial ownership of shares of such class or series of Capital Stock (a) within the two-year period immediately prior to the Announcement Date or (b) in the transaction in which it became an Interested Stockholder, whichever is higher;

(ii) The Fair Market Value per share of such class or series of Capital Stock on the Announcement Date or on the Determination Date, whichever is higher; and

(iii) (if applicable) The highest preferential amount per share to which the holders of shares of such class or series of Capital Stock would be entitled in the event of any voluntary or involuntary liquidation, dissolution, or winding up of the corporation, regardless of whether the Business Combination to be consummated constitutes such an event.

All per-share prices shall be adjusted for intervening stock splits, stock dividends, and reverse stock splits.

The provisions of this paragraph (b)(2) shall be required to be met with respect to every class or series of outstanding Capital Stock, whether or not the Interested Stockholder has previously acquired beneficial ownership of any shares of a particular class or series of Capital Stock.

(3) The consideration to be received by holders of a particular class or series of outstanding Capital Stock (including Common Stock) shall be cash or in the same form as

previously has been paid by or on behalf of the Interested Stockholder in connection with its direct or indirect acquisition of beneficial ownership of shares of such class or series of Capital Stock. If the consideration so paid for shares of any class or series of Capital Stock varied as to form, the form of consideration for such class or series of Capital Stock shall be either cash or the form used to acquire beneficial ownership of the largest number of shares of such class or series of Capital Stock previously acquired by the Interested Stockholder.

(4) After such Interested Stockholder has become an Interested Stockholder and prior to the consummation of such Business Combination: (a) except as approved by a majority of the Continuing Directors, there shall have been no failure to declare and pay at the regular date therefor any full quarterly dividends (whether or not cumulative) in accordance with the terms of the outstanding Preferred Stock; (b) there shall have been (1) no reduction in the annual rate of dividend paid on the Common Stock (except as necessary to reflect any stock split, stock dividend, or subdivision of the Common Stock), except as approved by a majority of the Continuing Directors; and (2) an increase in such annual rate of dividends as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization, or any similar transaction which has the effect of reducing the number of outstanding shares of the Common Stock, unless the failure so to increase such annual rate is approved by a majority of the Continuing Directors; and (c) such Interested Stockholder shall have not become the beneficial owner of any additional shares of Voting Stock except as part of the transaction which results in such Interested Stockholder becoming an Interested Stockholder and except in a transaction that, after giving effect thereto, would not result in any increase in the Interested Stockholder's percentage beneficial ownership of any class or series of Capital Stock.

(5) After such Interested Stockholder has become an Interested Stockholder, such Interested Stockholder shall not have received the benefit, directly or indirectly (except proportionately as a stockholder), of any loans, advances, guarantees, pledges, or other financial assistance or any tax credits or other tax advantages provided by the corporation, whether in anticipation of or in connection with such Business Combination or otherwise.

(6) A proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules, or regulations) shall be mailed to public stockholders of the corporation at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions). The proxy or information statement shall contain on the first page thereof, in a prominent place, any statement as to the advisability (or inadvisability) of the Business Combination that the Continuing Directors, or any of them, may choose to make and, if deemed advisable by a majority of the Continuing Directors, the opinion of an investment banking firm selected by a majority of the Continuing Directors as to the fairness (or not) of the terms of the Business Combination from a financial point of view to the holders of the outstanding shares of Capital Stock other than the Interested Stockholder and its Affiliates or Associates (as hereinafter defined), such investment banking firm to be paid a reasonable fee for its services by the corporation.

(7) Such Interested Stockholder shall not have made any major change in the corporation's business or equity capital structure without the approval of a majority of the Continuing Directors.

12.3 For the purposes of this Article TWELFTH:

(a) The term "Business Combination" shall mean:

(1) Any merger or consolidation of the corporation or any Subsidiary (as hereinafter defined) with (a) any Interested Stockholder or (b) any other company (whether or not such other company is an Interested Stockholder) which is, or after such merger or consolidation would be, an Affiliate or Associate of an Interested Stockholder; or

(2) Any sale, lease, exchange, mortgage, pledge, transfer, or other disposition or security arrangement, investment, loan, advance, guarantee, agreement to purchase, agreement to pay, extension of credit, joint venture participation, or other arrangement (in one transaction or a series of transactions) with or for the benefit of any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder involving any assets, securities, or commitments of the corporation, any Subsidiary or any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder having an aggregate Fair Market Value and/or involving aggregate commitments of $40,000,000 or more or constituting more than 5% of the book value of the total assets (in the case of transactions involving assets or commitments other than capital stock) or 5% of stockholders' equity (in the case of transactions involving capital stock) of the entity in question (the "Substantial Part"), as reflected in the most recent fiscal year–end consolidated balance sheet of such entity existing at the time the stockholders of the corporation would be required to approve or authorize the Business Combination involving the assets, securities, and/or commitments constituting any Substantial Part; or

(3) The adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by or on behalf of any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder; or

(4) Any reclassification of securities (including any reverse stock split), or recapitalization of the corporation or any merger or consolidation of the corporation with any of its Subsidiaries or any other transaction (whether or not with or otherwise involving an Interested Stockholder) that has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class or series of Capital Stock, or any securities convertible into Capital Stock, or into equity securities of any Subsidiary, that is beneficially owned by any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder; or

(5) Any agreement, contract, or other arrangement providing for any one or more of the actions specified in the foregoing clauses (1) through (4).

(b) The term "Capital Stock" shall mean all capital stock of this corporation authorized to be issued from time to time under Article FOURTH of this Certificate of Incorporation, and the

term "Voting Stock" shall mean all Capital Stock which by its terms may be voted on all matters submitted to stockholders of the corporation generally.

(c) A "person" shall mean any individual, firm, corporation, partnership, trust, or other entity and shall include any group comprised of any person and any other person with whom such person or any Affiliate or Associate of such person has any agreement, arrangement, or understanding, directly or indirectly, for the purpose of acquiring, holding, voting, or disposing of Capital Stock.

(d) "Interested Stockholder" shall mean any person (other than the corporation or any Subsidiary and other than any profit-sharing, employee stock ownership, or other employee benefit plan of the corporation or any Subsidiary or any trustee of or fiduciary with respect to any such plan when acting in such capacity) who or which:

(1) Is the beneficial owner, directly or indirectly, of more than 10% of the voting power of the then outstanding Voting Stock; or

(2) Is an Affiliate or Associate of the corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner of 10% or more of the voting power of the then outstanding Voting Stock; or

(3) Is an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any Interested Stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

(e) A person shall be a "beneficial owner" of any Capital Stock:

(1) Which such person or any of its Affiliates or Associates beneficially owns, directly or indirectly; or

(2) Which such person or any of its Affiliates or Associates has (a) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement, or understanding or upon the exercise of conversion rights, exchange rights, warrants, or options, or otherwise, or (b) the right to vote pursuant to any agreement, arrangement, or understanding; or

(3) Which are beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement, or understanding for the purpose of acquiring, holding, voting, or disposing of any shares of Voting Stock. For the purposes of determining whether a person is an Interested Stockholder pursuant to paragraph (d) of this Article, the number of shares of Capital Stock deemed to be outstanding shall include shares deemed beneficially owned by such person through application of paragraph (e) of this Article but shall not include any other shares of Capital Stock that may be issuable pursuant to

any agreement, arrangement, or understanding, or upon exercise of conversion rights, warrants, or options, or otherwise.

(f) "Affiliate" or "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on March 1, 1985 (the term "registrant" in said Rule 12b-2 meaning, in this case, the corporation).

(g) "Subsidiary" means any company of which a majority of any class of equity security is owned, directly or indirectly, by the corporation; provided, however, for the purposes of the definition of Interested Stockholder set forth in paragraph (d) of this section, the term "Subsidiary" shall mean only a company of which a majority of each class of equity security is beneficially owned, directly or indirectly, by the corporation.

(h) "Continuing Director" means any member of the board of directors of the corporation (the "Board") while such person is a member of the Board, who is not an Affiliate or Associate or representative of the Interested Stockholder and was a member of the Board on March 1, 1985, or prior to the time that the Interested Stockholder became an Interested Stockholder, and any successor of a Continuing Director, while such successor is a member of the Board, who is not an Affiliate or Associate or representative of the Interested Stockholder and is recommended to succeed the Continuing Director by a majority of Continuing Directors then on the Board.

(i) "Fair Market Value" means: (a) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange-Listed Stocks, or, if such stock is not quoted on the Composite Tape, on the New York Stock Exchange, or, if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934 on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30-day period preceding the date in question on the National Association of Securities Dealers, Inc., Automated Quotations System or any system then in use, or if no such quotations are available, the Fair Market Value on the date in question of a share of such stock as determined by a majority of the Continuing Directors in good faith; and (b) in the case of property other than cash or stock, the Fair Market Value of such property on the date in question as determined by a majority of Continuing Directors then on the Board.

(j) In the event of any Business Combination in which the corporation survives, the phrase "consideration other than cash to be received" as used in paragraphs (b)(1) and (2) of Section 12.2 of this Article shall include the shares of Common Stock and/or the shares of any other class of outstanding Voting Stock retained by the holders of such shares.

12.4 The board of directors of the corporation shall have the power and duty to determine for the purposes of this Article TWELFTH, on the basis of information known to them after reasonable inquiry (a) whether a person is an Interested Stockholder, (b) the number of shares of Voting Stock beneficially owned by any person, (c) whether a person is an Affiliate or Associate of another, (d) whether the requirements of paragraph (b) of Section 12.2 have been met with respect

to any Business Combination, and (e) whether any sale, lease, exchange, mortgage, pledge, transfer, or other disposition or security arrangement, investment, loan, advance, guarantee, agreement to purchase, agreement to pay, extension of credit, joint venture participation, or other arrangement (in one transaction or a series of transactions) with or for the benefit of any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder involving any assets, securities, or commitments of the corporation, any Subsidiary or any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder has an aggregate Fair Market Value and/or involves aggregate commitments of $40,000,000 or more or constitutes a Substantial Part. Any such determination made in good faith shall be binding and conclusive on all parties.

12.5 Nothing contained in this Article TWELFTH shall be construed to relieve any Interested Stockholder from any fiduciary obligation imposed by law.

12.6 Consideration for shares to be paid to any stockholder pursuant to this Article TWELFTH shall be the minimum consideration payable to the stockholder and shall not limit a stockholder's right under any provision of law or otherwise to receive greater consideration for any shares of the corporation.

12.7 The fact that any Business Combination complies with the provisions of Section 12.2 of this Article TWELFTH shall not be construed to impose any fiduciary duty, obligation, or responsibility on the Board, or any member thereof, to approve such Business Combination or recommend its adoption or approval to the stockholders of the corporation, nor shall such compliance limit, prohibit, or otherwise restrict in any manner the Board, or any member thereof, with respect to evaluations of or actions and responses taken with respect to such Business Combination.

12.8 Notwithstanding any other provisions of this Certificate of Incorporation or the bylaws of the corporation (and notwithstanding the fact that a lesser percentage may be specified by law, this Certificate of Incorporation or the bylaws of the corporation), the affirmative vote of the holders of at least 80% of the voting power of all the shares of the Voting Stock, voting together as a single class, shall be required to alter, amend, or adopt any provisions inconsistent with or repeal this Article TWELFTH; provided, however, if such action has been proposed, directly or indirectly, on behalf of an Interested Stockholder, it must also be approved by the affirmative vote of a majority of the voting power of all of the shares of Voting Stock held by stockholders other than such Interested Stockholder, and further provided that this Section 12.8 shall not apply to, and such 80% vote shall not be required for, any amendment, repeal, or adoption unanimously recommended by the Board, if all of such directors are persons who would be eligible to serve as Continuing Directors within the meaning of paragraph (h) of Section 12.3 of this Article TWELFTH.

THIRTEENTH:

13.1 No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing

violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article 13.1 shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions prior to such amendment or repeal.

13.2 The corporation shall indemnity, to the fullest extent authorized or permitted and in the manner provided by law, any person made, or threatened to be made, a party to any action, suit, or proceeding (whether civil, criminal, or otherwise) by reason of the fact that he or she, his or her testator or intestate, is or was a director or officer of the corporation or by reason of the fact that such director or officer, at the request of the corporation, is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, in any capacity. Nothing contained herein shall affect any rights to indemnification to which employees and agents other than directors and officers may be entitled by law, and the corporation may indemnify such employees and agents to the fullest extent and in the manner permitted by law. The rights to indemnification set forth in this Section 13.2 shall not be exclusive of any other rights to which any person may be entitled under any statute, provision of this Certificate of Incorporation, bylaw, agreement, contract, vote of stockholders or disinterested directors, or otherwise. The corporation also is authorized to enter into contracts of indemnification.

FOURTEENTH: The corporation reserves the right to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, said OFFICEMAX INCORPORATED has caused its corporate seal to be hereunto affixed and this Restated Certificate of Incorporation to be signed by its Vice President and General Counsel this May 12, 2005.

OFFICEMAX INCORPORATED

By: /s/ Matthew R. Broad
Matthew R. Broad
Executive Vice President and General Counsel

ANNEX I

CERTIFICATE OF DESIGNATION
OF
CONVERTIBLE PREFERRED STOCK, SERIES D
OF
BOISE CASCADE CORPORATION

Pursuant to Section 151 of the
General Corporation Law
of the State of Delaware

The undersigned, Senior Vice President and Assistant Secretary, respectively, of Boise Cascade Corporation, a Delaware corporation (the "Company"), certify that pursuant to authority granted to and vested in the Board of Directors (the "Board of Directors") of the Company by the provisions of the Restated Certificate of Incorporation of the Company, the Board of Directors has adopted the following resolution creating a series of Preferred Stock of the Company designated as the Convertible Preferred Stock, Series D:

RESOLVED, by the Board of Directors of Boise Cascade Corporation, a Delaware corporation (the "Company"), that, pursuant to the authority expressly granted to and vested in the Board of Directors by the provisions of the Restated Certificate of Incorporation of the Company, the Board of Directors hereby creates a fourth series of the class of authorized Preferred Stock, without par value, of the Company consisting of 6,745,347 shares of Preferred Stock (such series being hereinafter sometimes called the "Series D Preferred Stock") with a stated capital of $.01 per share, and authorizes the issuance thereof, and hereby fixes the designation and amount thereof and the voting powers, preferences and relative, participating, optional, and other special rights of the shares of such series, and the qualifications, limitations, or restrictions thereof (in addition to the designations, preferences and relative, participating, and other special rights, and the qualifications, limitations, or restrictions thereof, set forth in the Restated Certificate of Incorporation of the Company, which are applicable to the Preferred Stock of all series) as follows:

Section 1. Designation and Amount; Special Purpose Restricted Transfer Issue.

(A) The shares of such series shall be designated "Convertible Preferred Stock, Series D" and the number of shares constituting such series shall initially be 6,745,347.

(B) Shares of Series D Preferred Stock shall be issued only to State Street Bank and Trust Company, as trustee, or any successor trustee (the "Trustee") of the Savings and Supplemental Retirement Plan of the Company, as amended from time to time, or any successor or replacement plan (the "Plan"). In the event of any transfer of shares of Series D Preferred Stock to any person other than the Trustee, the shares of Series D Preferred Stock so transferred, upon such transfer and without any further action by the Company or the holder thereof, shall be automatically converted into shares of Common Stock (as defined in paragraph (B) of Section 11 hereof) on the terms otherwise provided for the conversion of shares of Series D Preferred Stock into shares of

Common Stock pursuant to Section 5 hereof and no such transferee shall have any of the voting powers, preferences and relative, participating, optional, or special rights ascribed to shares of Series D Preferred Stock hereunder but, rather, only the powers and rights pertaining to the Common Stock into which such shares of Series D Preferred Stock shall be so converted. In the event of such a conversion, the transferee of the shares of Series D Preferred Stock shall be treated for all purposes as the record holder of the shares of Common Stock into which such shares of Series D Preferred Stock have been automatically converted as of the date of such transfer. Certificates representing shares of Series D Preferred Stock shall bear a legend to reflect the foregoing provisions. Notwithstanding the foregoing provisions of this paragraph (B) of Section 1, shares of Series D Preferred Stock (i) may be converted into shares of Common Stock as provided by Section 5 hereof and the shares of Common Stock issued upon such conversion may be transferred by the holder thereof as permitted by law and (ii) shall be redeemable by the Company upon the terms and conditions provided by Sections 6, 7, and 8 hereof.

Section 2. Dividends and Distributions.

Subject to the provisions for adjustment hereinafter set forth, the holders of shares of Series D Preferred Stock shall be entitled to receive, when, as, and if declared by the Board of Directors out of funds legally available therefor, cash dividends ("Preferred Dividends") at the rate of $3.31875 per share per annum, payable semiannually, one-half on the 28th day of June and one-half on the 28th day of December of each year (each a "Dividend Payment Date") commencing on December 28, 1989, to holders of record on the tenth Business Day (as defined in paragraph (G) of Section 9 hereof) preceding such Dividend Payment Date (the "Dividend Record Date"). In the event that any Dividend Payment Date shall fall on any day other than a Business Day, the dividend payment due on such Dividend Payment Date shall be paid on the Business Day immediately following such Dividend Payment Date. Preferred Dividends shall begin to accrue on outstanding shares of Series D Preferred Stock from July 1, 1989. Preferred Dividends shall accrue on a daily basis whether or not during such semiannual period there shall be funds legally available therefor, but Preferred Dividends accrued on the shares of Series D Preferred Stock for any period less than a full semiannual period between Dividend Payment Dates (or, in the case of the first dividend payment, from the date of issuance of the shares of Series D Preferred Stock through the first Dividend Payment Date) shall be computed on the basis of a 360-day year of 30-day months. Accrued but unpaid Preferred Dividends shall cumulate as of the Dividend Payment Date on which they first become payable, but no interest shall accrue on accumulated but unpaid Preferred Dividends.

Section 3. Voting Rights.

The holders of shares of Series D Preferred Stock shall have the following voting rights:

The holders of shares of Series D Preferred Stock shall be entitled to vote on all matters submitted to a vote of the stockholders of the Company, voting together with the holders of Common Stock as one class. The holder of each share of Series D Preferred Stock shall be entitled to one vote for each share of Series D Preferred Stock held by such holder, provided, however, that the number of votes per share of Series D Preferred Stock shall not exceed the highest vote then permitted by applicable rules and regulations of the Securities and Exchange Commission or the

New York Stock Exchange; it being understood that whenever the "Conversion Price" (as defined in Section 5 hereof) is adjusted as provided in Section 9 hereof, the number of votes per share of Series D Preferred Stock shall also be similarly adjusted. Notwithstanding the foregoing, no adjustment in the number of votes per share of Series D Preferred Stock shall be made to the extent that such adjustment will result in voting rights per share of Series D Preferred Stock which would not be permitted by the Restated Certificate of Incorporation of the Company as then in effect or by applicable rules and regulations of the Securities and Exchange Commission or the New York Stock Exchange. In the event that the number of votes per share of Series D Preferred Stock is not adjusted upon an adjustment to the Conversion Price in accordance with the immediately preceding sentence, then the Board of Directors of the Company shall promptly take such action as may be necessary to equitably adjust for such adjustment to the Conversion Price, including without limitation, subdividing outstanding shares of Series D Preferred Stock to the extent the Company has authorized shares of Series D Preferred Stock which are not then outstanding, or designating and issuing additional shares of Series D Preferred Stock to the extent the Company has authorized shares of Preferred Stock which are not then outstanding and are undesignated as to series; provided, however, no such action on the part of the Board of Directors shall adjust or change the aggregate economic terms assigned to the outstanding shares of Series D Preferred Shares; provided, further, no such action shall be taken which would result in a violation of the applicable rules and regulations of the Securities and Exchange Commission or the New York Stock Exchange.

Section 4. Liquidation, Dissolution, or Winding Up.

(A) In the event of any liquidation, dissolution, or winding up of the Company, voluntary or involuntary, the holders of Series D Preferred Stock shall be entitled to receive out of the assets of the Company which remain after satisfaction in full of all valid claims of creditors of the Company and which are available for payment to stockholders, liquidating distributions in the amount of $45.00 per share, plus an amount equal to all accrued and unpaid dividends thereon to the date fixed for distribution. After payment of the full amount to which they are entitled as provided by the foregoing provisions of this paragraph 4(A), the holders of Series D Preferred Stock shall not be entitled to any further right or claim to any of the remaining assets of the Company.

(B) Neither the merger or consolidation of the Company with or into any other corporation, nor the merger or consolidation of any other corporation with or into the Company, nor the sale, lease, exchange, or other transfer of all or substantially all of the assets of the Company, shall be deemed to be a dissolution, liquidation, or winding up of the affairs of the Company for purposes of this Section 4, but the holders of Series D Preferred Stock shall nevertheless be entitled in the event of any such merger or consolidation to the rights provided by Section 8 hereof.

(C) Written notice of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, stating the payment date or dates when, and the place or places where, the amounts distributable to holders of Series D Preferred Stock in such circumstances shall be payable, shall be given by hand delivery, by courier, by standard form of telecommunication, or by first-class mail (postage prepaid), delivered, sent, or mailed, as the case may be, not less than twenty (20) days prior to any payment date stated therein, to the holders of Series D Preferred Stock, at the address shown on the books of the Company or any transfer agent for the Series D Preferred Stock.

Section 5. Conversion into Common Stock.

(A) A holder of shares of Series D Preferred Stock shall be entitled, at any time prior to the close of business on the date fixed for redemption of such shares pursuant to Section 6, 7, or 8 hereof, to cause any or all of such shares to be converted into shares of Common Stock, initially at a conversion price equal to $56.00 per share of Common Stock, with each share of Series D Preferred Stock being valued at $45.00 for such purpose, and which price shall be adjusted as hereinafter provided (and, as so adjusted, is hereinafter sometimes referred to as the "Conversion Price") (that is, a conversion rate initially equivalent to 0.80357 shares of Common Stock for each share of Series D Preferred Stock so converted, which is subject to adjustment as the Conversion Price is adjusted as hereinafter provided in Section 9); provided, however, that in no event shall the Conversion Price be lower than the par value, if any, of the Common Stock.

(B) Any holder of shares of Series D Preferred Stock desiring to convert such shares into shares of Common Stock shall surrender the certificate or certificates representing the shares of Series D Preferred Stock being converted, duly assigned or endorsed for transfer to the Company (or accompanied by duly executed stock powers relating thereto), at the principal executive office of the Company or the offices of the transfer agent for the Series D Preferred Stock or such office or offices in the continental United States of an agent for conversion as may from time to time be designated by notice to the holders of the Series D Preferred Stock by the Company or the transfer agent for the Series D Preferred Stock, accompanied by written notice of conversion. Such notice of conversion shall specify (i) the number of shares of Series D Preferred Stock to be converted and the name or names in which such holder wishes the certificate or certificates for Common Stock and for any shares of Series D Preferred Stock not to be so converted to be issued and (ii) the address to which such holder wishes new certificates issued upon such conversion to be delivered.

(C) Upon surrender of a certificate representing a share or shares of Series D Preferred Stock for conversion, the Company shall issue and send by hand delivery, by courier, or by first-class mail (postage prepaid), to the holder thereof or to such holder's designee, at the address designated by such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled upon conversion. In the event that there shall have been surrendered a certificate or certificates representing shares of Series D Preferred Stock, only part of which are to be converted, the Company shall issue and send to such holder or such holder's designee, in the manner set forth in the preceding sentence, a new certificate or certificates representing the number of shares of Series D Preferred Stock which shall not have been converted.

(D) The issuance by the Company of shares of Common Stock upon a conversion of shares of Series D Preferred Stock into shares of Common Stock made at the option of the holder thereof shall be effective as of the earlier of (i) the delivery to such holder or such holder's designee of the certificates representing the shares of Common Stock issued upon conversion thereof or (ii) the commencement of business on the second Business Day after the surrender of the certificate or certificates for the shares of Series D Preferred Stock to be converted, duly assigned or endorsed for transfer to the Company (or accompanied by duly executed stock powers relating thereto) and accompanied by all documentation required to effect the conversion, as herein provided. On and after the effective date of conversion, the person or persons entitled to receive the Common Stock

issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock, but no allowance or adjustment shall be made in respect of dividends payable to holders of record of Common Stock as of any period prior to such effective date. The Company shall not be obligated to pay any dividends which shall have been declared and shall be payable to holders of shares of Series D Preferred Stock on a Dividend Payment Date if the Dividend Record Date for such dividend is subsequent to the effective date of conversion of such shares.

(E) The Company shall not be obligated to deliver to holders of Series D Preferred Stock any fractional share of shares of Common Stock issuable upon any conversion of such shares of Series D Preferred Stock, but in lieu thereof may make a cash payment in respect thereof in any manner permitted by law.

(F) The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for issuance upon the conversion of shares of Series D Preferred Stock as herein provided, free from any preemptive rights, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the shares of Series D Preferred Stock then outstanding. Nothing contained herein shall preclude the Company from issuing shares of Common Stock held in its treasury upon the conversion of shares of Series D Preferred Stock into Common Stock pursuant to the terms hereof. The Company shall prepare and shall use its best efforts to obtain and keep in force such governmental or regulatory permits or other authorizations as may be required by law, and shall comply with all requirements as to registration or qualification of the Common Stock, in order to enable the Company lawfully to issue and deliver to each holder of record of Series D Preferred Stock such number of shares of its Common Stock as shall from time to time be sufficient to effect the conversion of all shares of Series D Preferred Stock then outstanding and convertible into shares of Common Stock.

Section 6. Redemption At the Option of the Company.

(A) The Series D Preferred Stock shall be redeemable (i) in whole or in part, at the option of the Company at any time after June 28, 1993, or (ii) at any time after the date of issuance as provided by paragraph (E) of this Section 6, at the following redemption prices per share:

During the Twelve-Month Period Beginning June 28, 1989	Price Per Share
1989	$ 48.31875
1990	47.98688
1991	47.65500
1992	47.32313
1993	46.99125
1994	46.65938
1995	46.32750
1996	45.99563
1997	45.66375
1998	45.33188

and thereafter at $45.00 per share, plus, in each case, an amount equal to all accrued and unpaid dividends thereon to the date fixed for redemption. Payment of the redemption price shall be made by the Company in cash or shares of Common Stock, or a combination thereof, as permitted by paragraph (G) of this Section 6. From and after the date fixed for redemption, dividends on shares of Series D Preferred Stock called for redemption will cease to accrue, such shares of Series D Preferred Stock will no longer be deemed to be outstanding and all rights in respect of such shares of Series D Preferred Stock shall cease, except the right to receive the redemption price. If less than all of the outstanding shares of Series D Preferred Stock are to be redeemed, the Company shall either redeem a portion of the shares of Series D Preferred Stock of each holder determined pro rata based on the number of shares of Series D Preferred Stock held by each holder or shall select the shares of Series D Preferred Stock to be redeemed by lot, as may be determined by the Board of Directors of the Company.

(B) Unless otherwise required by law, notice of redemption will be sent to the holders of Series D Preferred Stock at the address shown on the books of the Company by first-class mail (postage prepaid), mailed not less than fifteen (15) days nor more than sixty (60) days prior to the redemption date. Each such notice shall state: (i) the redemption date; (ii) the total number of shares of Series D Preferred Stock to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares of Series D Preferred Stock to be redeemed from such holder; (iii) the redemption price; (iv) the place or places where certificates for such shares of Series D Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares of Series D Preferred Stock to be redeemed will cease to accrue on such redemption date; and (vi) the conversion rights of the shares of Series D Preferred Stock to be redeemed, the period within which conversion rights may be exercised, and the Conversion Price and number of shares of Common Stock issuable upon conversion of a share of Series D Preferred Stock at the time. Upon surrender of the certificate for any shares of Series D Preferred Stock so called for redemption and not previously converted (properly endorsed or assigned for transfer, if the Board of Directors of the Company shall so require and the notice shall so state), such shares shall be redeemed by the Company at the date fixed for redemption and at the redemption price set forth in this Section 6.

(C) (i) Within thirty (30) days after the later of (a) the effective date or (b) the enactment date of a change in any statute, rule, or regulation of the United States of America which has the effect of limiting or making unavailable to the Company all or any of the tax deductions for amounts paid (including dividends) on the shares of Series D Preferred Stock when such amounts are used as provided under Section 404(k)(2) of the Internal Revenue Code of 1986, as amended and in effect on the date shares of Series D Preferred Stock are initially issued, or (ii) if the Company, in good faith after consultation with counsel to the Company, determines that the voting provisions contained herein are not in compliance with Rule 19c-4 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company may, in its sole discretion and notwithstanding anything to the contrary in paragraph (A) of this Section 6, elect to redeem any or all of such shares of Series D Preferred Stock for the amount payable in respect of such shares upon liquidation of the Company pursuant to Section 4 hereof.

(D) In the event that shares of Series D Preferred Stock are held by an employee benefit plan intended to qualify as an employee stock ownership plan within the meaning of Section 4975 of the Internal Revenue Code of 1986, as amended, and such plan does not so qualify, the Company may in its sole discretion and notwithstanding anything to the contrary in paragraph (A) of this Section 6, elect to redeem any or all of such shares of Series D Preferred Stock at a redemption price equal to the higher of (i) the amount payable in respect of the shares of Series D Preferred Stock being redeemed upon liquidation of the Company pursuant to Section 4 hereof and (ii) the Fair Market Value (as defined in paragraph (G) of Section 9 hereof) of the shares of Common Stock which would be issuable upon the conversion of the shares of Series D Preferred Stock being redeemed, plus accrued and unpaid dividends on such shares of Series D Preferred Stock (the "Consideration Price").

(E) In the event that the Plan is terminated or the employee stock ownership plan component of the Plan pursuant to which the shares of Series D Preferred Stock are then held by the Trustee is eliminated from the Plan in accordance with its terms, and notwithstanding anything to the contrary in paragraph (A) of this Section 6, the Company shall, as soon thereafter as practicable, call for redemption on the terms and conditions set forth in paragraphs (A) and (B) of this Section 6 all then outstanding shares of Series D Preferred Stock.

(F) Notwithstanding anything to the contrary in paragraph (A) of this Section 6, upon the termination of a plan participant's employment with the Company, the Company may elect to redeem any or all shares of Series D Preferred Stock held for the account of such participant at a redemption price equal to the higher of (i) the amount payable in respect of the shares of Series D Preferred Stock being redeemed upon liquidation of the Company pursuant to Section 4 hereof and (ii) the Consideration Price.

(G) The Company, at its option, may make payment of the redemption price required by this Section 6 or Section 7 upon redemption of shares of Series D Preferred Stock in cash or in shares of Common Stock, or in a combination of such shares and cash, any such shares of Common Stock to be valued for such purposes at their Fair Market Value.

Section 7. Other Redemption Rights.

(A) At any time and from time to time upon notice to the Company given not less than five (5) Business Days prior to the date fixed by the holder in such notice for the redemption of shares of Series D Preferred Stock in accordance with the provisions of this subsection, upon certification by such holder to the Company that the holder must provide for distributions to participants under, or must satisfy an investment election provided to participants in accordance with, the Plan, then shares of Series D Preferred Stock shall be redeemed by the Company to the extent necessary for the holder to provide for such distributions or to satisfy such investment elections, at a redemption price equal to the higher of (i) the amount payable in respect of the Series D Preferred Stock being redeemed upon liquidation of the Company pursuant to Section 4 hereof and (ii) the Consideration Price.

(B) Subject to the immediately following sentence, in the event that the Plan is not initially determined by the Internal Revenue Service to be qualified within the meaning of Section 401(a)

or that the portion of the Plan which is intended to be an employee stock ownership plan is not initially determined to be an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended, then, upon notice to the Company given not less than five (5) Business Days prior to the date fixed by the holder in such notice for the redemption (hereinafter described), at the option of the holder, shares of Series D Preferred Stock shall be redeemed by the Company at a redemption price equal to the higher of (i) the amount payable in respect of the Series D Preferred Stock being redeemed upon liquidation of the Company pursuant to Section 4 hereof and (ii) the Consideration Price. If such unfavorable determination would result solely from the rights otherwise given the holder by the immediately preceding sentence, such sentence shall have no force and effect and shall not give the holder any such rights.

Section 8. Consolidation, Merger, Etc.

(A) In the event that the Company shall consummate any consolidation or merger or similar business combination, pursuant to which the outstanding shares of Common Stock are by operation of law exchanged solely for or changed, reclassified, or converted solely into stock of any successor or resulting corporation (including the Company) that constitutes "qualifying employer securities" with respect to a holder of Series D Preferred Stock within the meaning of Section 409(l) of the Internal Revenue Code of 1986, as amended, and Section 407(d)(5) of the Employee Retirement Income Security Act of 1974, as amended, or any successor provisions of law, and, if applicable, for a cash payment in lieu of fractional shares, if any, the shares of Series D Preferred Stock of such holder shall, in connection with such consolidation, merger, or similar business combination, be assumed by and shall become preferred stock of such successor or resulting corporation, having in respect of such corporation, insofar as possible, the same powers, preferences and relative, participating, optional, or other special rights (including the redemption rights provided by Sections 6, 7, and 8 hereof), and the qualifications, limitations, or restrictions thereon, that the Series D Preferred Stock had immediately prior to such transaction, except that after such transaction each share of Series D Preferred Stock shall be convertible, otherwise on the terms and conditions provided by Section 5 hereof, into the number and kind of qualifying employer securities so receivable by a holder of the number of shares of Common Stock into which such shares of Series D Preferred Stock could have been converted immediately prior to such transaction; provided, however, that if by virtue of the structure of such transaction, a holder of Common Stock is required to make an election with respect to the nature and kind of consideration to be received in such transaction, which election cannot practicably be made by the holder of the shares of Series D Preferred Stock, then the shares of Series D Preferred Stock shall, by virtue of such transaction and on the same terms as apply to the holders of Common Stock, be converted into or exchanged for the aggregate amount of stock, securities, cash, or other property (payable in kind) receivable by a holder of the number of shares of Common Stock into which such shares of Series D Preferred Stock could have been converted immediately prior to such transaction if such holder of Common Stock failed to exercise any rights of election to receive any kind or amount of stock, securities, cash, or other property (other than such qualifying employer securities and a cash payment, if applicable, in lieu of fractional shares) receivable upon such transaction (however, if the kind or amount of qualifying employer securities receivable upon such transaction is not the same for each nonelecting share, then the kind and amount so receivable upon such transaction for each nonelecting share shall be the kind and amount so receivable per share by

the plurality of the nonelecting shares); and provided further that in the event the consideration receivable by such a holder of Common Stock into which such shares of Series D Preferred Stock could have been converted immediately prior to such transaction if such holder of Common Stock failed to exercise any such rights of election consists solely of such qualifying employer securities and a cash payment, if applicable, in lieu of fractional shares, then the shares of Preferred Stock shall be assumed by and become preferred stock of the successor or resulting corporation and shall be convertible after such transaction, all as provided in the provisions of this paragraph (A) prior to the first proviso hereof. The rights of the Series D Preferred Stock as preferred stock of such successor or resulting corporation shall successively be subject to adjustments pursuant to Sections 3 and 9 hereof after any such transaction as nearly equivalent as practicable to the adjustment provided for by such sections prior to such transaction. The Company shall not consummate any such merger, consolidation, or similar transaction unless all then outstanding shares of Series D Preferred Stock shall be assumed and authorized by the successor or resulting corporation as aforesaid.

(B) In the event that the Company shall consummate any consolidation or merger or similar business combination, pursuant to which the outstanding shares of Common Stock are by operation of law exchanged for or changed, reclassified, or converted into other stock or securities or cash or any other property, or any combination thereof, other than any such consideration which is constituted solely of qualifying employer securities (as referred to in paragraph (A) of this Section 8) and cash payments, if applicable, in lieu of fractional shares, outstanding shares of Series D Preferred Stock shall, without any action on the part of the Company or any holder thereof (but subject to paragraph (C) of this Section 8), be automatically converted by virtue of such merger, consolidation, or similar transaction immediately prior to such consummation into the number of shares of Common Stock into which such shares of Series D Preferred Stock could have been converted at such time so that each share of Series D Preferred Stock shall by virtue of such transaction and on the same terms as apply to the holders of Common Stock, be converted into or exchanged for the aggregate amount of stock, securities, cash, or other property (payable in like kind) receivable by a holder of the number of shares of Common Stock into which such shares of Series D Preferred Stock could have been converted immediately prior to such transaction; provided, however, that if by virtue of the structure of such transaction, a holder of Common Stock is required to make an election with respect to the nature and kind of consideration to be received in such transaction, which election cannot practicably be made by the holder of the shares of Series D Preferred Stock, then the shares of Series D Preferred Stock shall, by virtue of such transaction and on the same terms as apply to the holders of Common Stock, be converted into or exchanged for the aggregate amount of stock, securities, cash, or other property (payable in kind) receivable by a holder of the number of shares of Common Stock into which such shares of Series D Preferred Stock could have been converted immediately prior to such transaction if such holder of Common Stock failed to exercise any rights of election as to the kind or amount of stock, securities, cash, or other property receivable upon such transaction (provided that, if the kind or amount of stock, securities, cash, or other property receivable upon such transaction is not the same for each nonelecting share, then the kind and amount of stock, securities, cash, or other property receivable upon such transaction for each nonelecting share shall be the kind and amount so receivable per share by a plurality of the nonelecting shares).

(C) In the event the Company shall enter into any agreement providing for any consolidation or merger or similar business combination described in paragraph (B) of this Section 8 or in the first proviso in paragraph (A) of this Section 8 to the extent that shares of Series D Preferred Stock may be converted into or exchanged for or changed, reclassified, or converted into stock or securities or cash or other property, or any combination thereof, other than any such consideration which is constituted solely of qualifying employer securities and cash payments, if any, in lieu of fractional shares, then the Company shall as soon as practicable thereafter (and in any event at least ten (10) Business Days before consummation of such transaction) give notice of such agreement and the material terms thereof to each holder of shares of Series D Preferred Stock and each such holder shall have the right to elect, by written notice to the Company, to receive, upon consummation of such transaction (if and when such transaction is consummated), from the Company or the successor of the Company, in redemption and retirement of such Series D Preferred Stock, a cash payment equal to the higher of (i) the amount payable in respect of the shares of Series D Preferred Stock being redeemed upon liquidation of the Company pursuant to Section 4 hereof and (ii) the Consideration Price. No such notice of redemption shall be effective unless given to the Company prior to the close of business on the fifth Business Day prior to consummation of such transaction, unless the Company or the successor of the Company shall waive such prior notice, but any notice of redemption so given prior to such time may be withdrawn by notice of withdrawal given to the Company prior to the close of business on the fifth Business Day prior to consummation of such transaction.

Section 9. Antidilution Adjustments.

(A) In the event the Company shall, at any time or from time to time while any of the shares of Series D Preferred Stock are outstanding, (i) pay a dividend or make a distribution in respect of the Common Stock in shares of Common Stock, (ii) subdivide the outstanding shares of Common Stock, or (iii) combine the outstanding shares of Common Stock into a smaller number of shares, in each case whether by reclassification of shares, recapitalization of the Company (including a recapitalization effected by a merger or consolidation to which Section 8 hereof does not apply) or otherwise, subject to paragraphs (E) and (F) of this Section 9, the Conversion Price in effect immediately prior to such action shall be adjusted by multiplying such Conversion Price by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately before such event, and the denominator of which is the number of shares of Common Stock outstanding immediately after such event. An adjustment made pursuant to this paragraph 9(A) shall be given effect, upon payment of such a dividend or distribution, as of the record date for the determination of stockholders entitled to receive such dividend or distribution (on a retroactive basis) and in the case of a subdivision or combination shall become effective immediately as of the effective date thereof.

(B) In the event that the Company shall, at any time or from time to time while any of the shares of Series D Preferred Stock are outstanding, issue to holders of shares of Common Stock as a dividend or distribution, including by way of a reclassification of shares or a recapitalization of the Company, any right or warrant to purchase shares of Common Stock (but not including as such a right or warrant any security convertible into or exchangeable for shares of Common Stock) at a purchase price per share less than the Fair Market Value of a share of Common Stock on the date of issuance of such right or warrant, then, subject to paragraphs (E) and (F) of this Section 9, the

Conversion Price shall be adjusted by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately before such issuance of rights or warrants plus the number of shares of Common Stock which could be purchased at the Fair Market Value of a share of Common Stock at the time of such issuance for the maximum aggregate consideration payable upon exercise in full of all such rights or warrants and the denominator of which shall be the number of shares of Common Stock outstanding immediately before such issuance of rights or warrants plus the maximum number of shares of Common Stock that could be acquired upon exercise in full of all such rights and warrants.

(C) In the event the Company shall, at any time or from time to time while any of the shares of Series D Preferred Stock are outstanding, issue, sell, or exchange shares of Common Stock (other than pursuant to any right or warrant to purchase or acquire shares of Common Stock (including as such a right or warrant any security convertible into or exchangeable for shares of Common Stock) and other than pursuant to any employee or director incentive or benefit plan or arrangement, including any employment, severance, or consulting agreement, of the Company or any subsidiary of the Company heretofore or hereafter adopted) for a consideration having a Fair Market Value, on the date of such issuance, sale, or exchange, less than the Fair Market Value of such shares on the date of issuance, sale, or exchange, then, subject to paragraphs (E) and (F) of this Section 9, the Conversion Price shall be adjusted by multiplying such Conversion Price by the fraction the numerator of which shall be the sum of (i) the Fair Market Value of all the shares of Common Stock outstanding on the day immediately preceding the first public announcement of such issuance, sale, or exchange plus (ii) the Fair Market Value of the consideration received by the Company in respect of such issuance, sale, or exchange of shares of Common Stock, and the denominator of which shall be the product of (a) the Fair Market Value of a share of Common Stock on the day immediately preceding the first public announcement of such issuance, sale, or exchange multiplied by (b) the sum of the number of shares of Common Stock outstanding on such day plus the number of shares of Common Stock so issued, sold, or exchanged by the Company. In the event the Company shall, at any time or from time to time while any shares of Series D Preferred Stock are outstanding, issue, sell, or exchange any right or warrant to purchase or acquire shares of Common Stock (including as such a right or warrant any security issued after the date hereof which is convertible into or exchangeable for shares of Common Stock), other than any such issuance to holders of shares of Common Stock as a dividend or distribution (including by way of a reclassification of shares or a recapitalization of the Company) and other than pursuant to any employee or director incentive or benefit plan or arrangement (including any employment, severance, or consulting agreement) of the Company or any subsidiary of the Company heretofore or hereafter adopted, for a consideration having a Fair Market Value, on the date of such issuance, sale, or exchange, less than the Nondilutive Amount (as hereinafter defined), then, subject to paragraphs (E) and (F) of this Section 9, the Conversion Price shall be adjusted by multiplying such Conversion Price by a fraction the numerator of which shall be the sum of (I) the Fair Market Value of all the shares of Common Stock outstanding on the day immediately preceding the first public announcement of such issuance, sale, or exchange plus (II) the Fair Market Value of the consideration received by the Company in respect of such issuance, sale, or exchange of such right or warrant plus (III) the Fair Market Value at the time of such issuance of the consideration which the Company would receive upon exercise in full of all such rights or warrants, and the denominator of which shall be the product of (i) the Fair Market Value of a share of Common

Stock on the day immediately preceding the first public announcement of such issuance, sale, or exchange multiplied by (ii) the sum of the number of shares of Common Stock outstanding on such day plus the maximum number of shares of Common Stock which could be acquired pursuant to such right or warrant at the time of the issuance, sale, or exchange of such right or warrant (assuming shares of Common Stock could be acquired pursuant to such right or warrant at such time).

(D) In the event the Company shall, at any time or from time to time while any of the shares of Series D Preferred Stock are outstanding, make an Extraordinary Distribution (as hereinafter defined) in respect of the Common Stock, whether by dividend, distribution, reclassification of shares, or recapitalization of the Company (including a recapitalization or reclassification effected by a merger or consolidation to which Section 8 hereof does not apply) or effect a Pro Rata Repurchase (as hereinafter defined) of Common Stock, the Conversion Price in effect immediately prior to such Extraordinary Distribution or Pro Rata Repurchase shall, subject to paragraphs (E) and (F) of this Section 9, be adjusted by multiplying such Conversion Price by the fraction the numerator of which is the difference between (i) the product of (x) the number of shares of Common Stock outstanding immediately before such Extraordinary Distribution or Pro Rata Repurchase multiplied by (y) the Fair Market Value of a share of Common Stock on the day before the exdividend date with respect to an Extraordinary Distribution which is paid in cash and on the distribution date with respect to an Extraordinary Distribution which is paid other than in cash, or on the applicable expiration date (including all extensions thereof) of any tender offer which is a Pro Rata Repurchase, or on the date of purchase with respect to any Pro Rata Repurchase which is not a tender offer, as the case may be, and (ii) the Fair Market Value of the Extraordinary Distribution or the aggregate purchase price of the Pro Rata Repurchase, as the case may be, and the denominator of which shall be the product of (a) the number of shares of Common Stock outstanding immediately before such Extraordinary Dividend or Pro Rata Repurchase minus, in the case of a Pro Rata Repurchase, the number of shares of Common Stock repurchased by the Company multiplied by (b) the Fair Market Value of a share of Common Stock on the day before the exdividend date with respect to an Extraordinary Distribution which is paid in cash and on the distribution date with respect to an Extraordinary Distribution which is paid other than in cash, or on the applicable expiration date (including all extensions thereof) of any tender offer which is a Pro Rata Repurchase or on the date of purchase with respect to any Pro Rata Repurchase which is not a tender offer, as the case may be. The Company shall send each holder of Series D Preferred Stock (i) notice of its intent to make any dividend or distribution and (ii) notice of any offer by the Company to make a Pro Rata Repurchase, in each case at the same time as, or as soon as practicable after, such offer is first communicated (including by announcement of a record date in accordance with the rules of any stock exchange on which the Common Stock is listed or admitted to trading) to holders of Common Stock. Such notice shall indicate the intended record date and the amount and nature of such dividend or distribution, or the number of shares subject to such offer for a Pro Rata Repurchase and the purchase price payable by the Company pursuant to such offer, as well as the Conversion Price and the number of shares of Common Stock into which a share of Series D Preferred Stock may be converted at such time.

(E) Notwithstanding any other provisions of this Section 9, the Company shall not be required to make any adjustment to the Conversion Price unless such adjustment would require an increase or decrease of at least one percent (1%) in the Conversion Price. Any lesser adjustment

shall be carried forward and shall be made no later than the time of, and together with, the next subsequent adjustment which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least one percent (1%) in the Conversion Price.

(F) If the Company shall make any dividend or distribution on the Common Stock or issue any Common Stock, other capital stock or other security of the Company or any rights or warrants to purchase or acquire any such security, which transaction does not result in an adjustment to the Conversion Price pursuant to the foregoing provisions of this Section 9, the Board of Directors of the Company shall consider whether such action is of such a nature that an adjustment to the Conversion Price should equitably be made in respect of such transaction. If in such case the Board of Directors of the Company determines that an adjustment to the Conversion Price should be made, an adjustment shall be made effective as of such date, as determined by the Board of Directors of the Company. The determination of the Board of Directors of the Company as to whether an adjustment to the Conversion Price should be made pursuant to the foregoing provisions of this paragraph 9(F), and, if so, as to what adjustment should be made and when, shall be final and binding on the Company and all stockholders of the Company. The Company shall be entitled to make such additional adjustments in the Conversion Price, in addition to those required by the foregoing provisions of this Section 9, as shall be necessary in order that any dividend or distribution in shares of capital stock of the Company, subdivision, reclassification, or combination of shares of stock of the Company or any recapitalization of the Company shall not be taxable to the holders of the Common Stock.

(G) For purposes of this Resolution, the following definitions shall apply:

"Adjustment Period" shall mean the period of five (5) consecutive trading days preceding the date as of which the Fair Market Value of a security is to be determined.

"Business Day" shall mean any day which is not a Saturday, Sunday, or a bank holiday in New York, New York, or Los Angeles, California.

"Current Market Price" of publicly traded shares of Common Stock or any other class of capital stock or other security of the Company or any other issuer for any day shall mean (i) for purposes of Sections 6 and 7 hereof, the mean between the highest and lowest reported sales price on such day and (ii) for all other purposes hereof, the last reported sales price, regular way, or, in the event that no sale takes place on such day, the average of the reported closing bid and asked prices, regular way, in either case as reported on the New York Stock Exchange Composite Tape or, if such security is not listed or admitted to trading on the New York Stock Exchange, on the principal national securities exchange on which such security is listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, on the National Market System of the National Association of Securities Dealers, Inc., Automated Quotation System ("NASDAQ") or, if such security is not quoted on such National Market System, the average of the closing bid and asked prices on each such day in the over-the-counter market as reported by NASDAQ or, if bid and asked prices for such security on each such day shall not have been reported through NASDAQ, the average of the bid and asked prices for such day as furnished by any New York Stock Exchange member firm regularly making a market in such security selected

for such purpose by the Board of Directors of the Company or a committee thereof, in each case, on each trading day during the Adjustment Period.

"Extraordinary Distribution" shall mean any dividend or other distribution to holders of Common Stock (effected while any of the shares of the Series D Preferred Stock are outstanding) (i) of cash (other than a regularly scheduled quarterly dividend not exceeding 125% of the average quarterly dividend for the preceding period of 12 months), where the aggregate amount of such cash dividend or distribution together with the amount of all cash dividends and distributions made during the preceding period of 12 months (other than regularly scheduled quarterly dividends not exceeding 125% of the aggregate quarterly dividends for the preceding period of 12 months), when combined with the aggregate amount of all Pro Rata Repurchases (for this purpose, including only that portion of the aggregate purchase price of such Pro Rata Repurchase which is in excess of the Fair Market Value of the Common Stock repurchased as determined on the applicable expiration date (including all extensions thereof) of any tender offer or exchange offer which is a Pro Rata Repurchase, or the date of purchase with respect to any other Pro Rata Repurchase which is not a tender offer or exchange offer made during such period), exceeds seven and one-half percent (7.5%) of the aggregate Fair Market Value of all shares of Common Stock outstanding on the day before the exdividend date with respect to such Extraordinary Distribution which is paid in cash and on the distribution date with respect to an Extraordinary Distribution which is paid other than in cash, and/or (ii) of any shares of capital stock of the Company (other than shares of Common Stock), other securities of the Company (other than securities of the type referred to in paragraph (B) or (C) of this Section 9), evidences of indebtedness of the Company or any other person or any other property (including shares of any subsidiary of the Company) or any combination thereof. The Fair Market Value of an Extraordinary Distribution for purposes of paragraph (D) of this Section 9 shall be equal to the sum of the Fair Market Value of such Extraordinary Distribution plus the amount of any cash dividends (other than regularly scheduled quarterly dividends not exceeding 125% of the aggregate quarterly dividends for the preceding period of 12 months) which are not Extraordinary Distributions made during such 12-month period and not previously included in the calculation of an adjustment pursuant to paragraph (D) of this Section 9.

"Fair Market Value" shall mean, as to shares of Common Stock or any other class of capital stock or securities of the Company or any other issuer which are publicly traded, (i) for purposes of Sections 6 and 7 hereof, the Current Market Price on the date as of which the Fair Market Value is to be determined, and (ii) for all other purposes hereof, the average of the Current Market Prices of such shares or securities for each day of the Adjustment Period. The "Fair Market Value" of any security which is not publicly traded (other than the Series D Preferred Stock) or of any other property shall mean the fair value thereof as determined by an independent investment banking or appraisal firm experienced in the valuation of such securities or property selected in good faith by the Board of Directors of the Company or a committee thereof, or, if no such investment banking or appraisal firm is in the good faith judgment of the Board of Directors or such committee available to make such determination, as determined in good faith by the Board of Directors of the Company or such committee.

"Nondilutive Amount" in respect of an issuance, sale, or exchange by the Company of any right or warrant to purchase or acquire shares of Common Stock (including any security

---

convertible into or exchangeable for shares of Common Stock) shall mean the difference between (i) the product of the Fair Market Value of a share of Common Stock on the day preceding the first public announcement of such issuance, sale, or exchange multiplied by the maximum number of shares of Common Stock which could be acquired on such date upon the exercise in full of such rights and warrants (including upon the conversion or exchange of all such convertible or exchangeable securities), whether or not exercisable (or convertible or exchangeable) at such date, and (ii) the aggregate amount payable pursuant to such right or warrant to purchase or acquire such maximum number of shares of Common Stock; provided, however, that in no event shall the Nondilutive Amount be less than zero. For purposes of the foregoing sentence, in the case of a security convertible into or exchangeable for shares of Common Stock, the amount payable pursuant to a right or warrant to purchase or acquire shares of Common Stock shall be the Fair Market Value of such security on the date of the issuance, sale, or exchange of such security by the Company.

"Pro Rata Repurchase" shall mean any purchase of shares of Common Stock by the Company or any subsidiary thereof, whether for cash, shares of capital stock of the Company, other securities of the Company, evidences of indebtedness of the Company, or any other person or any other property (including shares of a subsidiary of the Company), or any combination thereof, effected while any of the shares of Series D Preferred Stock are outstanding, pursuant to any tender offer or exchange offer subject to Section 13(e) of the Exchange Act, or any successor provision of law, or pursuant to any other offer available to substantially all holders of Common Stock, other than any such purchase effected prior to December 31, 1989, with the proceeds of the sale of the Series D Preferred Stock; provided, however, that no purchase of shares by the Company or any subsidiary thereof made in open market transactions shall be deemed a Pro Rata Repurchase. For purposes of this paragraph (G) of this Section 9, shares shall be deemed to have been purchased by the Company or any subsidiary thereof "in open market transactions" if they have been purchased substantially in accordance with the requirements of Rule 10b-18 as in effect under the Exchange Act, on the date shares of Series D Preferred Stock are initially issued by the Company or on such other terms and conditions as the Board of Directors of the Company or a committee thereof shall have determined are reasonably designed to prevent such purchases from having a material effect on the trading market for the Common Stock.

(H) In the event that the Board of Directors of the Company adjusts the number of outstanding shares of Series D Preferred Stock in accordance with Section 3 hereof, then in lieu of any other adjustment to the Conversion Price pursuant to this Section 9, the Board of Directors of the Company may make such other adjustments as they deem appropriate. The determination of the Board of Directors of the Company as to whether an adjustment should be made pursuant to the foregoing sentence of this paragraph 9(H), and, if so, as to what adjustment should be made and when, shall be final and binding on the Company and all stockholders of the Company.

(I) Whenever an adjustment to the Conversion Price and the related voting rights of the Series D Preferred Stock is required pursuant to this Resolution, the Company shall forthwith place on file with the transfer agent for the Common Stock and the Series D Preferred Stock, and with the Secretary of the Company, a statement signed by two officers of the Company stating the adjusted Conversion Price determined as provided herein and the resulting conversion ratio, and the voting rights (as appropriately adjusted), of the Series D Preferred Stock. Such statement shall

set forth in reasonable detail such facts as shall be necessary to show the reason and the manner of computing such adjustment, including any determination of Fair Market Value involved in such computation. Promptly after each adjustment to the Conversion Price and the related voting rights of the shares of the Series D Preferred Stock, the Company shall mail a notice thereof and of the then prevailing conversion ratio to each holder of shares of Series D Preferred Stock.

Section 10. Ranking; Attributable Capital And Adequacy of Surplus; Retirement of Shares.

(A) The Series D Preferred Stock shall rank senior to the Common Stock as to the payment of dividends and the distribution of assets on liquidation, dissolution, and winding up of the Company.

(B) In addition to any vote of stockholders required by law, the vote of the holders of a majority of the outstanding shares of Series D Preferred Stock shall be required to increase the par value of the Common Stock or otherwise increase the capital of the Company allocable to the Common Stock for the purpose of the Delaware General Corporation Law ("DGCL") if, as a result thereof, the surplus of the Company for purposes of the DGCL would be less than the amount of Preferred Dividends that would accrue on the then outstanding shares of Series D Preferred Stock during the following three years.

(C) Any shares of Series D Preferred Stock acquired by the Company by reason of the conversion or redemption of such shares as herein provided, or otherwise so acquired, shall be retired as shares of Series D Preferred Stock and restored to the status of authorized but unissued shares of Preferred Stock of the Company, undesignated as to series, and may thereafter be reissued as part of a new series of such Preferred Stock as permitted by law.

Section 11. Miscellaneous.

(A) All notices referred to herein shall be in writing, and all notices hereunder shall be deemed to have been given upon the earlier of delivery thereof if by hand delivery, by courier, or by standard form of telecommunication or three (3) business days after the mailing thereof if sent by registered mail (unless first-class mail shall be specifically permitted for such notice under the terms hereof) with postage prepaid, addressed: (i) if to the Company, to its office at One Jefferson Square, Boise, Idaho 83728 (Attention: Senior Vice President and General Counsel), or to the transfer agent for the Series D Preferred Stock, or other agent of the Company designated as permitted hereby or (ii) if to any holder of the Series D Preferred Stock or Common Stock, as the case may be, to such holder at the address of such holder as listed in the stock record books of the Company (which may include the records of any transfer agent for the Series D Preferred Stock or Common Stock, as the case may be) or (iii) to such other address as the Company or any such holder, as the case may be, shall have designated by notice similarly given.

(B) The term "Common Stock" as used in this Resolution means the Company's Common Stock, $2.50 par value, as the same exists at the date of filing of a Certificate of Designation relating to Series D Preferred Stock or any other class of stock resulting from successive changes or reclassifications of such Common Stock consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. In the event that, at any time as a result of

an adjustment made pursuant to Section 9 hereof, the holder of any share of Series D Preferred Stock upon thereafter surrendering such shares for conversion, shall become entitled to receive any shares or other securities of the Company other than shares of Common Stock, the Conversion Price in respect of such other shares or securities so receivable upon conversion of Series D Preferred Stock shall thereafter be adjusted, and shall be subject to further adjustment from time to time, in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Common Stock contained in Section 9 hereof, and the provisions of Sections 1 through 8, 10, and 11 of this Resolution with respect to the Common Stock shall apply on like or similar terms to any such other shares or securities.

(C) The Company shall pay any and all stock transfer and documentary stamp taxes that may be payable in respect of any issuance or delivery of shares of Series D Preferred Stock or shares of Common Stock or other securities issued on account of Series D Preferred Stock pursuant hereto or certificates representing such shares or securities. The Company shall not, however, be required to pay any such tax which may be payable in respect of any transfer involved in the issuance or delivery of shares of Series D Preferred Stock or Common Stock or other securities in a name other than that in which the shares of Series D Preferred Stock with respect to which such shares or other securities are issued or delivered were registered, or in respect of any payment to any person with respect to any such shares or securities other than a payment, to the registered holder thereof, and shall not be required to make any such issuance, delivery, or payment unless and until the person otherwise entitled to such issuance, delivery, or payment has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid or is not payable.

(D) In the event that a holder of shares of Series D Preferred Stock shall not by written notice designate the name in which shares of Common Stock to be issued upon conversion of such shares should be registered or to whom payment upon redemption of shares of Series D Preferred Stock should be made or the address to which the certificate or certificates representing such shares, or such payment, should be sent, the Company shall be entitled to register such shares, and make such payment, in the name of the holder of such Series D Preferred Stock as shown on the records of the Company and to send the certificate or certificates representing such shares, or such payment, to the address of such holder shown on the records of the Company.

(E) Unless otherwise provided in the Restated Certificate of Incorporation, as the same may be amended, of the Company, all payments in the form of dividends, distributions on voluntary or involuntary dissolution, liquidation, or winding up or otherwise made upon the Series D Preferred Stock and any other stock ranking on a parity with the Series D Preferred Stock with respect to such dividend or distribution shall be pro rata, so that amounts paid per share of Series D Preferred Stock and such other stock shall in all cases bear to each other the same ratio that the required dividends, distributions, or payments, as the case may be, then payable per share on the Series D Preferred Stock and such other stock bear to each other.

(F) The Company may appoint, and from time to time discharge and change, a transfer agent for the Series D Preferred Stock. Upon any such appointment or discharge of a transfer agent, the Company shall send notice thereof by hand delivery, by courier, by standard form of

telecommunication, or by first-class mail, (postage prepaid), to each holder of record of Series D Preferred Stock.

IN WITNESS WHEREOF, this certificate has been executed and attested by the undersigned this 10th day of July, 1989.

Name: J. E. Clute
Title: Senior Vice President

ATTEST:

Name: David G. Gadda
Title: Assistant Secretary

ANNEX II

CERTIFICATE OF DESIGNATION
OF
9.40% CUMULATIVE PREFERRED STOCK, SERIES F
OF
BOISE CASCADE CORPORATION

Pursuant to Section 151 of the
General Corporation Law
of the State of Delaware

Boise Cascade Corporation, a Delaware corporation (the "Corporation"), certifies that pursuant to authority granted to and vested in the Board of Directors of the Corporation by the provisions of the Corporation's Restated Certificate of Incorporation, the Board of Directors of the Corporation has adopted the following resolution creating a series of Preferred Stock of the Corporation:

RESOLVED, by the Board of Directors (the "Board of Directors") of Boise Cascade Corporation, a Delaware corporation (the "Corporation"), that, pursuant to authority expressly granted to and vested in the Board of Directors by the provisions of the Corporation's Restated Certificate of Incorporation (the "Restated Certificate of Incorporation"), the Board of Directors hereby creates a sixth series of the class of authorized Preferred Stock, without par value, of the Corporation, and authorizes the issuance thereof, and hereby fixes the designation and amount thereof and the voting powers, preferences and relative, participating, optional, and other special rights of the shares of such series, and the qualifications, limitations, or restrictions thereof (in addition to the designation, preferences and relative, participating, and other special rights, and the qualifications, limitations, or restrictions thereof, set forth in the Restated Certificate of Incorporation which are applicable to the Preferred Stock of all series) as follows:

1. **Designation and Amount**. The shares of such series shall be designated the "9.40% Cumulative Preferred Stock, Series F" and the number of shares constituting such series shall be 115,000. The shares of such series shall have a stated capital of $.01 per share. Such series is herein sometimes referred to as the "Series F Preferred Stock."

2. **Dividends**. The holders of the shares of Series F Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefor, cash dividends ("Preferred Dividends") at the rate of $94.00 per share per annum, payable quarterly in arrears, one quarter each on the 15th day of the months of January, April, July, and October in each year (each a "Dividend Payment Date") commencing on April 15, 1993. In the event that any Dividend Payment Date shall fall on any day other than a business day (as hereinafter defined), the Preferred Dividend due on such Dividend Payment Date shall be paid on the business day immediately following such Dividend Payment Date. Preferred Dividends shall begin to accrue from the date of initial issuance of the Series F Preferred Stock. Preferred Dividends shall accrue on a daily basis whether or not in any such quarterly period there shall be funds of the Corporation legally available therefor and whether or not such Preferred Dividends are

declared, but Preferred Dividends accrued for any period less than a full quarterly period between Dividend Payment Dates (or, in the case of the first Preferred Dividend, from the date of initial issuance of the shares of Series F Preferred Stock to the first Dividend Payment Date) shall be computed on the basis of a 360-day year of twelve 30-day months. Accrued but unpaid Preferred Dividends shall cumulate as of the Dividend Payment Date on which they first become payable, but no interest shall accrue on accumulated but unpaid Preferred Dividends. As used herein, the term "business day" shall mean any day other than a Saturday, Sunday, or a day on which banking institutions in the state of New York are authorized or obligated by law or executive order to close.

3. **Optional Redemption**. The shares of Series F Preferred Stock are not redeemable by the Corporation prior to February 15, 1998. On and after February 15, 1998, the outstanding shares of Series F Preferred Stock or any part thereof may be redeemed by the Corporation, at its option expressed by resolution of the Board of Directors, at any time or from time to time, at the redemption price of $1,000 per share, plus an amount equal to any arrearages in dividends thereon. Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of shares of Series F Preferred Stock to be redeemed at the address shown on the books of the Corporation (but no failure to mail such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for such redemption except as to the holder to whom the Corporation has failed to mail such notice or except as to the holder whose notice was defective). On or after the redemption date fixed in such notice, dividends shall cease to accumulate on shares of Series F Preferred Stock called for redemption (unless the Corporation defaults in the payment or deposit of the redemption price pursuant to such notice).

4. **Liquidation Rights**. In the event of any liquidation or dissolution or winding up of the Corporation, voluntary or involuntary, the holders of the Series F Preferred Stock shall be entitled to receive the sum of $1,000 per share, plus an amount equal to any arrearages in dividends thereon.

5. **Voting Rights**. Except as set forth in the following sentence of this paragraph 5, the holders of Series F Preferred Stock shall have no voting rights. The holders of Series F Preferred Stock shall have one vote per share on each of the matters on which they are entitled to vote by applicable law, by the provisions of Section 2.6 of the Restated Certificate of Incorporation or by the provisions of Section 2.8 of the Restated Certificate of Incorporation, which Section 2.8 shall be applicable to the Series F Preferred Stock.

IN WITNESS WHEREOF, Boise Cascade Corporation has caused this Certificate of Designation to be signed by John W. Holleran, its Vice President and General Counsel, and attested by A. James Balkins III, its Corporate Secretary, this 29th day of January, 1993.

BOISE CASCADE CORPORATION

By ______________________________
John W. Holleran
Vice President and General Counsel

ATTEST:

By ______________________________
A. James Balkins III
Corporate Secretary

ANNEX III

CERTIFICATE OF DESIGNATION
OF
CONVERSION PREFERRED STOCK, SERIES G
OF
BOISE CASCADE CORPORATION

Pursuant to Section 151 of the
General Corporation Law
of the State of Delaware

Boise Cascade Corporation, a Delaware corporation (the "Corporation"), certifies that pursuant to authority granted to and vested in the Board of Directors of the Corporation by the provisions of the Corporation's Restated Certificate of Incorporation, the Board of Directors of the Corporation has adopted the following resolution creating a series of Preferred Stock of the Corporation:

RESOLVED, by the Board of Directors (the "Board of Directors") of Boise Cascade Corporation, a Delaware corporation (the "Corporation"), that, pursuant to authority expressly granted to and vested in the Board of Directors by the provisions of the Corporation's Restated Certificate of Incorporation (the "Restated Certificate of Incorporation"), the Board of Directors hereby creates a seventh series of the class of authorized Preferred Stock, without par value, of the Corporation, and authorizes the issuance thereof, and hereby fixes the designation and amount thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations, or restrictions thereof (in addition to the designation, preferences and relative, participating, optional, and other special rights, and the qualifications, limitations, or restrictions thereof, set forth in the Restated Certificate of Incorporation which are applicable to the Preferred Stock of all series) as follows:

1. **Designation and Amount**. The shares of such series shall be designated the "Conversion Preferred Stock, Series G" and the number of shares constituting such series shall be 862,500. The shares of such series shall have a stated capital of $.01 per share. Such series is herein sometimes referred to as the "Series G Preferred Stock."

2. **Dividends**. The holders of the shares of Series G Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefor, cash dividends ("Preferred Dividends") at the rate of $15.80 per share per annum, payable quarterly in arrears, one quarter each on the 15th day of the months of January, April, July, and October in each year (each a "Dividend Payment Date") commencing on October 15, 1993. In the event that any Dividend Payment Date shall fall on any day other than a business day (as hereinafter defined), the Preferred Dividend due on such Dividend Payment Date shall be paid on the business day immediately following such Dividend Payment Date. Preferred Dividends shall begin to accrue from the date of initial issuance of the Series G Preferred Stock. Preferred

Dividends shall cease to accrue on shares of Series G Preferred Stock on the Mandatory Conversion Date (as hereinafter defined) or on the date of their earlier conversion or redemption. Preferred Dividends shall accrue on a daily basis whether or not in any such quarterly period there shall be funds of the Corporation legally available therefor and whether or not such Preferred Dividends are declared, but Preferred Dividends accrued for any period less than a full quarterly period between Dividend Payment Dates (or, in the case of the first Preferred Dividend, from the date of initial issuance of the shares of Series G Preferred Stock to the first Dividend Payment Date) shall be computed on the basis of a 360-day year of twelve 30-day months. Accrued but unpaid Preferred Dividends shall cumulate as of the Dividend Payment Date on which they first become payable, but no interest shall accrue on accumulated but unpaid Preferred Dividends.

3. **Conversion or Redemption**.

(a) Automatic Conversion on the Mandatory Conversion Date. Unless earlier either called for redemption in accordance with the provisions of paragraph 3(b) or converted at the option of the holder in accordance with the provisions of paragraph 3(c), on October 15, 1997 (the "Mandatory Conversion Date"), each outstanding share of Series G Preferred Stock shall convert automatically (the "Automatic Conversion") into (i) shares of authorized common stock, $2.50 par value, of the Corporation (the "Common Stock") at the Common Equivalent Rate (as hereinafter defined) in effect on the Mandatory Conversion Date and (ii) the right to receive an amount in cash equal to all accrued and unpaid Preferred Dividends on such share to the Mandatory Conversion Date, whether or not earned or declared, out of funds legally available therefor. The Common Equivalent Rate is initially ten shares of Common Stock for each share of Series G Preferred Stock and is subject to adjustment as set forth in paragraphs 3(d) and 3(e) below. Preferred Dividends on the shares of Series G Preferred Stock shall cease to accrue and such shares of Series G Preferred Stock shall cease to be outstanding on the Mandatory Conversion Date. The Corporation shall make such arrangements as it deems appropriate for the issuance of certificates representing shares of Common Stock and for the payment of cash in respect of such accrued and unpaid dividends, if any, or cash in lieu of fractional shares, if any, in exchange for and contingent upon surrender of certificates representing the shares of Series G Preferred Stock, and the Corporation may defer the payment of dividends on such shares of Common Stock and the voting thereof until, and make such payment and voting contingent upon, the surrender of such certificates representing the shares of Series G Preferred Stock, provided that the Corporation shall give the holders of the shares of Series G Preferred Stock such notice of any such actions as the Corporation deems appropriate and upon such surrender such holders shall be entitled to receive such dividends declared and paid on such shares of Common Stock subsequent to the Mandatory Conversion Date. Amounts payable in cash in respect of the shares of Series G Preferred Stock or in respect of such shares of Common Stock shall not bear interest.

(b) Redemption by the Corporation.

(i) Right to Call for Redemption. Shares of Series G Preferred Stock are not redeemable by the Corporation prior to July 15, 1997 (the "Initial Redemption Date"). At any time and from time to time on or after the Initial Redemption Date and prior to the Mandatory Conversion Date, the Corporation shall have the right to call, in whole or in part, the outstanding shares of Series G Preferred Stock for redemption (subject to the notice provisions set forth in

paragraph (3)(b)(iii) and to section 2.6(a)(v) of the Restated Certificate of Incorporation). Upon such call, each holder of shares of Series G Preferred Stock to be redeemed shall be entitled to receive from the Corporation, in exchange for each such share of Series G Preferred Stock:

(A) A number of shares of Common Stock equal to the Call Price (as hereinafter defined) in effect on the redemption date divided by the Current Market Price (as hereinafter defined) of the Common Stock determined as of the second Trading Day (as hereinafter defined) immediately preceding the Notice Date (as hereinafter defined); and

(B) An amount in cash equal to all accrued and unpaid Preferred Dividends on such share of Series G Preferred Stock to the redemption date, whether or not earned or declared, out of funds legally available therefor.

The "Call Price" of each share of Series G Preferred Stock is $212.25 on and after the Initial Redemption Date through September 14, 1997, and $211.25 on and after September 15, 1997, until the Mandatory Conversion Date. If fewer than all of the outstanding shares of Series G Preferred Stock are to be called for redemption, shares to be redeemed shall be selected by the Corporation from outstanding shares of Series G Preferred Stock not previously redeemed by lot or pro rata (as nearly as may be) or by any other method determined by the Board of Directors in its sole discretion to be equitable.

(ii) Current Market Price. As used in this paragraph 3, the term "Current Market Price" per share of the Common Stock on any date of determination means the lesser of (X) the average of the Closing Prices (as hereinafter defined) of the Common Stock for the fifteen consecutive Trading Days (as hereinafter defined) ending on and including such date of determination, or (Y) the Closing Price of the Common Stock for such date of determination; provided, however, with respect to any redemption of shares of Series G Preferred Stock, if any event that results in an adjustment of the Common Equivalent Rate occurs during the period beginning on the first day of such fifteen-day period and ending on the applicable redemption date, the Current Market Price as determined pursuant to the foregoing shall be appropriately adjusted to reflect the occurrence of such event.

(iii) Notice of Redemption. The Corporation shall provide notice of any redemption of the shares of Series G Preferred Stock to holders of record of the Series G Preferred Stock to be called for redemption not less than 15 nor more than 60 days prior to the date fixed for such redemption. Such notice shall be provided by mailing notice of such redemption first class postage prepaid, to each holder of record of shares of Series G Preferred Stock to be redeemed, at such holder's address as it appears on the stock register of the Corporation; provided, however, neither failure to give such notice nor any defect therein shall affect the validity of the proceeding for the redemption of any shares of Series G Preferred Stock to be redeemed except as to the holder to whom the Corporation has failed to give said notice or except as to the holder whose notice was defective. A public announcement of any call for redemption shall be made by the Corporation prior to, or at the time of, the mailing of such notice of such call to holders of shares of Series G Preferred Stock. As used in this paragraph 3(b), the term "Notice Date" with respect to any call for redemption of shares of Series G Preferred Stock means the date on which first occurs either the public announcement by the Corporation of such call for redemption or the commencement of

mailing of the notice of such redemption to the holders of such shares, in each case pursuant to this subparagraph (iii).

Each such notice shall state, as appropriate, the following and may contain such other information as the Corporation deems advisable:

(A) The redemption date;

(B) That all outstanding shares of Series G Preferred Stock are to be redeemed or, in the case of a call for redemption of fewer than all outstanding shares of Series G Preferred Stock, the number of such shares held by such holder to be redeemed;

(C) The Call Price, the number of shares of Common Stock deliverable upon redemption of each share of Series G Preferred Stock to be redeemed and the Current Market Price used to calculate such number of shares of Common Stock;

(D) The place or places where certificates for such shares are to be surrendered for redemption; and

(E) That dividends on the shares of Series G Preferred Stock to be redeemed shall cease to accrue on and after such redemption date (except as otherwise provided herein).

(iv) Deposit of Shares and Funds. The Corporation's obligation to deliver shares of Common Stock and provide funds upon redemption in accordance with this paragraph 3(b) shall be deemed fulfilled if, on or before a redemption date, the Corporation shall deposit, with a bank or trust company, or an affiliate of a bank or trust company, having an office or agency in New York, New York, and having a capital and surplus of at least $50,000,000 according to its last published statement of condition, or shall set aside or make other reasonable provision for the issuance of, such number of shares of Common Stock as are required to be delivered by the Corporation pursuant to this paragraph 3(b) upon the occurrence of the related redemption of Series G Preferred Stock and for the payment of cash in lieu of the issuance of fractional share amounts and accrued and unpaid dividends payable in cash on the shares of Series G Preferred Stock to be redeemed as required by this paragraph 3(b), in trust for the account of the holders of such shares of Series G Preferred Stock to be redeemed (and so as to be and continue to be available therefor), with irrevocable instructions and authority to such bank or trust company that such shares and funds be delivered upon redemption of the shares of Series G Preferred Stock so called for redemption. Any interest accrued on such funds shall be paid to the Corporation from time to time. Any shares of Common Stock or funds so deposited and unclaimed at the end of two years from such redemption date shall be repaid and released to the Corporation, after which the holder or holders of such shares of Series G Preferred Stock so called for redemption shall look only to the Corporation for delivery of shares of Common Stock and the payment of any other funds due in connection with the redemption of Series G Preferred Stock.

(v) Surrender of Certificates; Status. Each holder of shares of Series G Preferred Stock to be redeemed shall surrender the certificates evidencing such shares (properly endorsed or assigned for transfer, if the Board of Directors shall so require and the notice shall so state) to the

Corporation at the place designated in the notice of such redemption and shall thereupon be entitled to receive certificates evidencing shares of Common Stock and to receive any funds payable pursuant to this paragraph 3(b) following such surrender and following the date of such redemption. In case fewer than all the shares represented by any such surrendered certificate are called for redemption, a new certificate shall be issued at the expense of the Corporation representing the unredeemed shares. If such notice of redemption shall have been given, and if on the date fixed for redemption shares of Common Stock and funds necessary for the redemption shall have been irrevocably either set aside by the Corporation separate and apart from its other funds or assets in trust for the account of the holders of the shares to be redeemed (and so as to be and continue to be available therefor) or deposited with a bank or trust company or an affiliate thereof as provided herein or the Corporation shall have made other reasonable provision therefor, then, notwithstanding that the certificates evidencing any shares of Series G Preferred Stock so called for redemption shall not have been surrendered, the shares represented thereby so called for redemption shall be deemed no longer outstanding, Preferred Dividends with respect to the shares so called for redemption shall cease to accrue on the date fixed for redemption (except that holders of shares of Series G Preferred Stock at the close of business on a record date for any payment of Preferred Dividends shall be entitled to receive the Preferred Dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares following such record date and prior to such Dividend Payment Date) and all rights with respect to the shares so called for redemption shall forthwith after such date cease and terminate, except for the rights of the holders to receive the shares of Common Stock and funds, if any, payable pursuant to this paragraph 3(b) without interest upon surrender of their certificates therefor. Holders of shares of Series G Preferred Stock that are redeemed shall not be entitled to receive dividends declared and paid on such shares of Common Stock, and such shares of Common Stock shall not be entitled to vote, until such shares of Common Stock are issued upon the surrender of the certificates representing such shares of Series G Preferred Stock and upon such surrender such holders shall be entitled to receive such dividends declared and paid on such shares of Common Stock subsequent to such redemption date.

(c) <u>Conversion at Option of Holder</u>. Shares of Series G Preferred Stock are convertible, in whole or in part, at the option of the holders thereof ("Optional Conversion"), at any time prior to the Mandatory Conversion Date, unless previously redeemed, into shares of Common Stock at a rate of 8.01 shares of Common Stock for each share of Series G Preferred Stock (the "Optional Conversion Rate"), subject to adjustment as set forth below. The right to Optional Conversion of shares of Series G Preferred Stock called for redemption shall terminate at the close of business on the redemption date.

Optional Conversion of shares of Series G Preferred Stock may be effected by delivering certificates evidencing such shares, together with written notice of conversion and a proper assignment of such certificates to the Corporation or in blank (and, if applicable, payment of an amount equal to the dividend payable on such shares), to the office of any transfer agent for the Series G Preferred Stock or to any other office or agency maintained by the Corporation for that purpose and otherwise in accordance with Optional Conversion procedures established by the Corporation. Each Optional Conversion shall be deemed to have been effected immediately prior to the close of business on the date on which the foregoing requirements shall have been satisfied.

The Optional Conversion shall be at the Optional Conversion Rate in effect at such time and on such date.

Holders of shares of Series G Preferred Stock at the close of business on a record date for any payment of Preferred Dividends shall be entitled to receive the Preferred Dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the Optional Conversion of such shares following such record date and prior to such Dividend Payment Date. However, shares of Series G Preferred Stock surrendered for Conversion after the close of business on a record date for any payment of Preferred Dividends and before the opening of business on the next succeeding Dividend Payment Date must be accompanied by payment in cash of an amount equal to the Preferred Dividend thereon which is to be paid on such Dividend Payment Date (unless such shares are subject to redemption on a redemption date prior to such Dividend Payment Date). Except as provided above, upon any Optional Conversion of shares of Series G Preferred Stock, the Corporation shall make no payment or allowance for unpaid Preferred Dividends, whether or not in arrears, on such shares of Series G Preferred Stock as to which Optional Conversion has been effected or for dividends or distributions on the shares of Common Stock issued upon such Optional Conversion.

(d) Adjustments to the Common Equivalent Rate and the Optional Conversion Rate. The Common Equivalent Rate and the Optional Conversion Rate shall each be subject to adjustment from time to time as provided below in this paragraph (d).

(i) If the Corporation shall pay or make a dividend or other distribution with respect to its Common Stock in shares of Common Stock (including by way of reclassification of any shares of its Common Stock), the Common Equivalent Rate and the Optional Conversion Rate in effect at the opening of business on the day following the date fixed for the determination of stockholders entitled to receive such dividend or other distribution shall each be increased by multiplying such Common Equivalent Rate and Optional Conversion Rate by a fraction of which the numerator shall be the sum of the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination plus the total number of shares of Common Stock constituting such dividend or other distribution, and of which the denominator shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination, such increase to become effective immediately after the opening of business on the day following the date fixed for such determination. For the purposes of this clause (i), the number of shares of Common Stock at any time outstanding shall not include shares held in the treasury of the Corporation but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock. The Corporation will not pay any dividend or make any distribution on shares of Common Stock held in the treasury of the Corporation.

(ii) In case outstanding shares of Common Stock shall be subdivided into a greater number of shares of Common Stock, the Common Equivalent Rate and the Optional Conversion Rate in effect at the opening of business on the day following the day upon which such subdivision becomes effective shall each be proportionately increased, and, conversely, in case outstanding shares of Common Stock shall be combined into a smaller number of shares of Common Stock, the Common Equivalent Rate and the Optional Conversion Rate in effect at the opening of business on the day following the day upon which such combination becomes effective shall each be

proportionately reduced, such increases or reductions, as the case may be, to become effective immediately after the opening of business on the day following the day upon which such subdivision or combination becomes effective.

(iii) If the Corporation shall, after the date hereof, issue rights or warrants to all holders of its Common Stock entitling them (for a period not exceeding 45 days from the date of such issuance) to subscribe for or purchase shares of Common Stock at a price per share less than the Current Market Price of the Common Stock (determined pursuant to paragraph 3(b)(ii)) on the record date for the determination of stockholders entitled to receive such rights or warrants, then in each case the Common Equivalent Rate and the Optional Conversion Rate shall each be adjusted by multiplying the Common Equivalent Rate and the Optional Conversion Rate in effect on such record date, by a fraction of which the numerator shall be the number of shares of Common Stock outstanding on the date of issuance of such rights or warrants, immediately prior to such issuance, plus the number of additional shares of Common Stock offered for subscription or purchase pursuant to such rights or warrants, and of which the denominator shall be the number of shares of Common Stock outstanding on the date of issuance of such rights or warrants, immediately prior to such issuance, plus the number of shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so offered for subscription or purchase pursuant to such rights or warrants would purchase at such Current Market Price (determined by multiplying such total number of shares by the exercise price of such rights or warrants and dividing the product so obtained by such Current Market Price). Shares of Common Stock owned by the Corporation or by another company of which a majority of the shares entitled to vote in the election of directors are held, directly or indirectly, by the Corporation shall not be deemed to be outstanding for purposes of such computation. Such adjustment shall become effective at the opening of business on the business day next following the record date for the determination of stockholders entitled to receive such rights or warrants. To the extent that shares of Common Stock are not delivered after the expiration of such rights or warrants, the Common Equivalent Rate and the Optional Conversion Rate shall each be readjusted to the Common Equivalent Rate and the Optional Conversion Rate which would then be in effect had the adjustments made upon the issuance of such rights or warrants been made upon the basis of the issuance of rights or warrants in respect of only the number of shares of Common Stock actually delivered.

(iv) If the Corporation shall pay a dividend or make a distribution to all holders of its Common Stock consisting of evidences of its indebtedness or other assets (including shares of capital stock of the Corporation other than Common Stock but excluding any cash dividends or any dividends or other distributions referred to in clauses (i) and (ii) above), or shall issue to all holders of its Common Stock rights or warrants to subscribe for or purchase any of its securities (other than those referred to in clause (iii) above), then in each such case the Common Equivalent Rate and the Optional Conversion Rate shall each be adjusted by multiplying the Common Equivalent Rate and the Optional Conversion Rate in effect on the record date for such dividend or distribution or for the determination of stockholders entitled to receive such rights or warrants, as the case may be, by a fraction of which the numerator shall be the Current Market Price per share of the Common Stock (determined pursuant to paragraph 3(b)(ii) on such record date), and of which the denominator shall be such Current Market Price per share of Common Stock less the fair market value (as determined by the Board of Directors, whose determination shall be conclusive) as of such record date of the portion of the assets or evidences of indebtedness so distributed, or of such

subscription rights or warrants, applicable to one share of Common Stock. Such adjustment shall become effective on the opening of business on the business day next following the record date for such dividend or distribution or for the determination of stockholders entitled to receive such rights or warrants, as the case may be.

(v) Any shares of Common Stock issuable in payment of a dividend or other distribution shall be deemed to have been issued immediately prior to the close of business on the record date for such dividend or other distribution for purposes of calculating the number of outstanding shares of Common Stock under subparagraph (ii) above.

(vi) Anything in this paragraph 3 notwithstanding, the Corporation shall be entitled to make such upward adjustments in the Common Equivalent Rate, the Optional Conversion Rate and the Call Price, in addition to those required by this paragraph 3, as the Corporation in its sole discretion shall determine to be advisable, in order that any stock dividends, subdivision of shares, distribution of rights to purchase stock or securities, or distribution of securities convertible into or exchangeable for stock (or any transaction which could be treated as any of the foregoing transactions pursuant to Section 305 of the Internal Revenue Code of 1986, as amended) hereafter made by the Corporation to its stockholders shall not be taxable.

(vii) In any case in which this paragraph 3(d) shall require that an adjustment as a result of any event become effective at the opening of business on the business day next following a record date and the date fixed for conversion pursuant to paragraph 3(a) or redemption pursuant to paragraph 3(b) occurs after such record date, but before the occurrence of such event, the Corporation may in its sole discretion elect to defer the following until after the occurrence of such event: (A) issuing to the holder of any shares of Series G Preferred Stock surrendered for conversion or redemption the additional shares of Common Stock issuable upon such conversion or redemption over the shares of Common Stock issuable before giving effect to such adjustment; and (B) paying to such holder any amount in cash in lieu of a fractional share of Common Stock pursuant to paragraph 3(g).

(viii) All adjustments to the Common Equivalent Rate and the Optional Conversion Rate shall be calculated to the nearest 1/100th of a share of Common Stock. No adjustment in the Common Equivalent Rate or in the Optional Conversion Rate shall be required unless such adjustment would require an increase or decrease of at least one percent in the Common Equivalent Rate; provided, however, any adjustments which by reason of this subparagraph are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All adjustments to the Common Equivalent Rate and the Optional Conversion Rate shall be made successively.

(ix) Before taking any action that would cause an adjustment reducing the Common Equivalent Rate or the Optional Conversion Rate such that the conversion price (for purposes of this paragraph, an amount equal to the liquidation value per share of Series G Preferred Stock divided by the Common Equivalent Rate or the Optional Conversion Rate, respectively, as in effect from time to time) would be below the then par value of the Common Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that

the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at the Common Equivalent Rate or the Optional Conversion Rate as so adjusted.

(x) Before redeeming any shares of Series G Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock upon such redemption.

(e) Adjustment for Certain Consolidations or Mergers. In case of any consolidation or merger to which the Corporation is a party (other than a merger or consolidation in which the Corporation is the continuing corporation and in which the Common Stock outstanding immediately prior to the merger or consolidation remains unchanged), or in case of any sale or transfer to another corporation of the property of the Corporation as an entirety or substantially as an entirety, or in case of any statutory exchange of securities with another corporation (other than in connection with a merger or acquisition), proper provision shall be made so that each share of the Series G Preferred Stock shall, after consummation of such transaction, be subject to (i) conversion at the option of the holder into the kind and amount of securities, cash or other property receivable upon consummation of such transaction by a holder of the number of shares of Common Stock into which such share of the Series G Preferred Stock might have been converted immediately prior to consummation of such transaction, (ii) conversion on the Mandatory Conversion Date into the kind and amount of securities, cash or other property receivable upon consummation of such transaction by a holder of the number of shares of Common Stock into which such share of the Series G Preferred Stock would have been converted if the conversion on the Mandatory Conversion Date had occurred immediately prior to the date of consummation of such transaction, and (iii) redemption on any redemption date in exchange for the kind and amount of securities, cash or other property receivable upon consummation of such transaction by a holder of the number of shares of Common Stock that would have been issuable at the Call Price in effect on such redemption date upon a redemption of such share immediately prior to consummation of such transaction, assuming that the public announcement of such redemption had been made on the last possible date permitted by the provisions of paragraph 3(b) hereof and applicable law; assuming in each case that such holder of Common Stock failed to exercise rights of election, if any, as to the kind or amount of securities, cash, or other property receivable upon consummation of such transaction (provided that if the kind or amount of securities, cash or other property receivable upon consummation of such transaction is not the same for each nonelecting share, then the kind and amount of securities, cash, or other property receivable upon consummation of such transaction for each nonelecting share shall be deemed to be the kind and amount so receivable per share by a plurality of the nonelecting shares). The kind and amount of securities into which the shares of the Series G Preferred Stock shall be convertible after consummation of such transaction shall be subject to adjustment as described in paragraph 3(d) following the date of consummation of such transaction. The Corporation may not become a party to any such transaction unless the terms thereof are consistent with the foregoing.

(f) Notice of Adjustments. Whenever the Common Equivalent Rate and Optional Conversion Rate are adjusted as provided in paragraph 3(d), the Corporation shall:

(i) Forthwith compute the adjusted Common Equivalent Rate and Optional Conversion Rate in accordance with this paragraph 3 and prepare a certificate signed by the Chief Financial Officer, any Vice President, the Treasurer or the Controller of the Corporation setting forth the adjusted Common Equivalent Rate and Optional Conversion Rate, the method of calculation thereof in reasonable detail and the facts requiring such adjustment and upon which such adjustment is based, which certificate shall be conclusive, final and binding evidence of the correctness of the adjustment, and file such certificate forthwith with the transfer agent or agents for the Series G Preferred Stock and the Common Stock;

(ii) Make a prompt public announcement stating that the Common Equivalent Rate and Optional Conversion Rate have been adjusted and setting forth the adjusted Common Equivalent Rate and Optional Conversion Rate; and

(iii) Mail a notice stating that the Common Equivalent Rate and Optional Conversion Rate have been adjusted, the facts requiring such adjustment and upon which such adjustment is based and setting forth the adjusted Common Equivalent Rate and Optional Conversion Rate, to the holders of record of the outstanding shares of the Series G Preferred Stock at or prior to the time the Corporation mails an interim statement to its stockholders covering the fiscal quarter period during which the facts requiring such adjustment occurred but in any event within 45 days of the end of such fiscal quarter period.

(g) Notices of Proposed Actions. In case, at any time while any of the shares of Series G Preferred Stock are outstanding,

(i) the Corporation shall declare a dividend (or any other distribution) on the Common Stock, excluding any cash dividends, or

(ii) the Corporation shall authorize the issuance to all holders of the Common Stock of rights or warrants to subscribe for or purchase shares of the Common Stock or of any other subscription rights or warrants, or

(iii) of any reclassification of the Common Stock (other than a subdivision or combination thereof) or of any consolidation or merger to which the Corporation is a party and for which approval of any stockholders of the Corporation is required (except for a merger of the Corporation into one of its subsidiaries solely for the purpose of changing the corporate domicile of the Corporation to another state of the United States and in connection with which there is no substantive change in the rights or privileges of any securities of the Corporation other than changes resulting from differences in the corporate statutes of the then existing and the new state of domicile), or of the sale or transfer of all or substantially all of the assets of the Corporation,

then the Corporation shall cause to be filed at each office or agency maintained for the purpose of conversion of the shares of Series G Preferred Stock, and shall cause to be mailed to the holders of shares of Series G Preferred Stock at their last addresses as they shall appear on the stock register, at least 10 days before the date hereinafter specified (or the earlier of the dates hereinafter specified, in the event that more than one date is specified), a notice stating (A) the date on which a record is to be taken for the purpose of such dividend, distribution, rights or warrants, or, if a

record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, rights or warrants are to be determined, or (B) the date on which any such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation, or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their Common Stock for securities or other property (including cash), if any, deliverable upon such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation, or winding up. The failure to give or receive the notice required by this paragraph (g) or any defect therein shall not affect the legality or validity of any such dividend, distribution, right or warrant or other action.

(h) No Fractional Shares. No fractional shares of Common Stock shall be issued upon the redemption or conversion of any shares of the Series G Preferred Stock. In lieu of any fraction of a share of Common Stock which would otherwise be issuable in respect of the aggregate number of shares of the Series G Preferred Stock surrendered by the same holder for redemption or conversion on any redemption date or upon Automatic Conversion or Optional Conversion, such holder shall have the right to receive an amount in cash (computed to the nearest cent) equal to the same fraction of the (i) Current Market Price of the Common Stock in the case of redemption, or (ii) Closing Price of the Common Stock determined (A) as of the fifth Trading Day immediately preceding the Mandatory Conversion Date, in the case of Automatic Conversion or (B) as of the second Trading Day immediately preceding the effective date of conversion, in the case of an Optional Conversion by a holder. If more than one share of Series G Preferred Stock shall be surrendered for conversion or redemption at one time by or for the same holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of the Series G Preferred Stock so surrendered or redeemed.

(i) Reservation of Common Stock. The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for issuance upon the conversion or redemption of shares of Series G Preferred Stock as herein provided, free from any preemptive rights, such number of shares of Common Stock as shall from time to time be issuable upon the conversion or redemption of all the shares of Series G Preferred Stock then outstanding.

(j) Definitions. As used in this Certificate of Designation:

(i) The term "business day" shall mean any day other than a Saturday, Sunday or a day on which banking institutions in the state of New York are authorized or obligated by law or executive order to close;

(ii) The term "Closing Price," on any day, shall mean the closing sale price regular way on such day or, in case no such sale takes place on such day, the average of the reported closing bid and asked prices regular way, in each case on the New York Stock Exchange or, if the Common Stock is not listed or admitted to trading on such Exchange, on the principal national securities exchange on which the Common Stock is listed or admitted to trading, or, if not listed or admitted to trading on any national securities exchange, the average of the closing bid and asked prices of the Common Stock on the over-the-counter market on the day in question as reported by the National Association of Securities Dealers, Inc. Automated Quotation System, or a similarly generally accepted reporting service, or if not so available in such manner, as furnished by any

New York Stock Exchange member firm selected from time to time by the Board of Directors of the Corporation for that purpose; and

(iii) The term "Trading Day" shall mean a date on which the New York Stock Exchange (or any successor to such Exchange) is open for the transaction of business.

(k) Payment of Taxes. The Corporation will pay any and all documentary, stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Common Stock on the redemption or conversion of shares of Series G Preferred Stock pursuant to this paragraph 3; provided, however, the Corporation shall not be required to pay any tax which may be payable in respect of any registration or transfer involved in the issue or delivery of shares of Common Stock in a name other than that of the registered holder of shares of Series G Preferred Stock redeemed or converted or to be redeemed or converted, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4. **Liquidation Rights**. In the event of any liquidation or dissolution or winding up of the Corporation, voluntary or involuntary, the holders of the Series G Preferred Stock shall be entitled to receive the sum of $211.25 per share, plus an amount equal to any arrearages in dividends thereon.

5. **Voting Rights**. The holders of shares of Series G Preferred Stock shall be entitled to vote on all matters submitted to a vote of the stockholders of the Corporation, voting together with the holders of Common Stock as one class. The holder of each share of Series G Preferred Stock shall be entitled to one vote for each share of Series G Preferred Stock held by such holder. In addition, the provisions of Section 2.8 of the Restated Certificate of Incorporation shall be applicable to the Series G Preferred Stock.

IN WITNESS WHEREOF, Boise Cascade Corporation has caused this Certificate of Designation to be signed by John W. Holleran, its Vice President and General Counsel, and attested by A. James Balkins III, its Corporate Secretary, this 22nd day of September, 1993.

BOISE CASCADE CORPORATION

By ______________________

John W. Holleran
Vice President and General Counsel

ATTEST:

By ______________________

A. James Balkins III
Corporate Secretary

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

UNISUPER LTD. PUBLIC SECTOR SUPERANNUATION SCHEME BOARD, COMMONWEALTH SUPERANNUATION SCHEME BOARD, UNITED SUPER PTY LTD., MOTOR TRADES ASSOCIATION OF AUSTRALIA SUPERANNUATION FUND PTY LTD., H.E.S.T. AUSTRALIA LTD., CARE SUPER PTY LTD., UNIVERSITIES SUPERANNUATION SCHEME LTD., BRITEL FUND NOMINEES LIMITED, HERMES ASSURED LIMITED, STICHTING PENSIOENFONDS ABP, CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS, and THE CLINTON TOWNSHIP POLICE AND FIRE RETIREMENT SYSTEM,	
Plaintiffs	
v.	C.A. No. 1699-N
NEWS CORPORATION, a Delaware Corporation, K. RUPERT MURDOCH AC, PETER L. BARNES, CHASE CAREY, PETER CHERNIN, KENNETH E. COWLEY AO, DAVID F. DEVOE, VIET DINH, RODERICK EDDINGTON, ANDREW S. B. KNIGHT, LACHLAN K. MURDOCH, THOMAS J. PERKINS, STANLEY S. SHUMAN, ARTHUR M. SISKIND, and JOHN L. THORNTON,	
Defendants.	

DEFENDANTS' MEMORANDUM IN SUPPORT OF THEIR APPLICATION FOR CERTIFICATION OF INTERLOCUTORY APPEAL AND TO STAY PROCEEDINGS PENDING APPEAL

SKADDEN, ARPS, SLATE,
MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899-0636
(302) 651-3000
Attorneys for Defendants

DATED: December 29, 2005

TABLE OF CONTENTS

TABLE OF CASES AND AUTHORITIES

PRELIMINARY STATEMENT

In its December 20, 2005 Memorandum Opinion and Order, the Court rejected Defendants' contention that the purported contract at issue here, assuming it existed (which Defendants deny), would be unenforceable as a matter of law. In so ruling, the Court held that directors may contractually delegate their statutory authority to manage and control the affairs of the corporation to a majority vote of stockholders. That ruling creates an enormously important exception to what was previously understood to be a broad general rule under the plain language of Section 141(a) and a long line of Delaware Supreme Court precedent. For that reason, Defendants respectfully request that the Court certify for interlocutory appeal its order denying Defendants' motion to dismiss Counts I and II of the Complaint.

The Court is authorized to certify an order for interlocutory appeal if the order determines a substantial issue and establishes a legal right, and if interlocutory review might terminate the litigation or otherwise serves considerations of justice. Del. Supr. Ct. R. 42(b). Here, the Court's Opinion raises an issue of fundamental importance to Delaware corporation law, the resolution of which could be dispositive of this case. Accordingly, the Defendants' Application for Certification should be granted.

Moreover, because interlocutory review of this Court's Opinion may terminate the litigation, it is appropriate to stay further proceedings in this Court pending resolution of the appeal.

STATEMENT OF FACTS

Plaintiffs filed this action against Defendants seeking specific performance of a board policy that Plaintiffs allege created a binding contract between the Board of Directors (the "Board") of News Corporation ("News Corp." or the "Company") and certain of its stockholders. Specifically, Plaintiffs argued that the policy adopted on October 6, 2004 (the "Board Policy") contractually prohibited the Board from extending any stockholder rights plan beyond one year without stockholder approval. When circumstances led the Board to conclude that extension of a subsequently adopted rights plan (the "Rights Plan") beyond its one-year anniversary was in the Company's best interest, Plaintiffs filed suit. Plaintiffs alleged five counts -- breach of contract, promissory estoppel, fraud, negligent misrepresentation and breach of fiduciary duty -- all based upon the erroneous premise that the Board Policy was an irrevocable contractual obligation that the Board was required to follow, even if contrary to the best interests of the Company.

Defendants moved to dismiss all five counts of the complaint on October 22, 2005. Defendants argued that the underlying premise of all five counts -- an alleged broken promise or misrepresentation -- was not adequately pled, and therefore the Complaint failed to state a claim. Defendants also argued that even if the Complaint could fairly be read as alleging that the Board had promised or represented never to extend an existing shareholder rights plan beyond one year without stockholder approval, such a promise would be unenforceable as a matter of law for several reasons. *First,* Defendants argued that Section 141(a) of the Delaware General Corporation Law ("DGCL") requires that any limit on the Board's authority to manage the "business and affairs" of the company be in the certificate of incorporation. *See* 8 *Del. C.* § 141(a). *Second,* Defendants argued that Plaintiffs' construction of the Board Policy as irrevocable directly conflicted with well-settled Delaware Supreme Court precedent holding that

contract provisions "cannot limit or circumscribe the directors' fiduciary duties." *Omnicare, Inc. v. NCS Healthcare, Inc.*, 818 A.2d 914, 938 (Del. 2003).[1]

After extensive briefing and oral argument by the parties, the Court issued a Memorandum Opinion and Order on December 20, 2005. (the "Opinion" or "Op. at __"; Ex. __). Specifically, the Court dismissed Count III (fraud), Count IV (negligent misrepresentation), and Count V (breach of fiduciary duty), but denied the motion to dismiss as to Count I (breach of contract) and Count II (promissory estoppel).[2]

The Court found Plaintiffs had pled facts sufficient to state a claim for Counts I and II.[3] The Court also rejected Defendants' arguments that any purported contract that had

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1 *See also Quickturn Design Sys., Inc. v. Shapiro*, 721 A.2d 1281, 1292 (Del. 1998) ("[t]o the extent that a contract, or a provision thereof, purports to require a board to act *or not act* in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable."); *Paramount Commc'ns Inc. v. QVC Network Inc.*, 637 A.2d 34, 41-42 (Del. 1994) ("The General Corporation Law of the State of Delaware . . . and the decisions of this Court have repeatedly recognized the fundamental principle that the management of the business and affairs of a Delaware corporation is entrusted to its directors, who are the duly elected and authorized representatives of the stockholders. Under normal circumstances, neither the courts *nor the stockholders* should interfere with the managerial decisions of the directors. The business judgment rule embodies the deference to which such decisions are entitled.") (emphasis added).

2 The Court dismissed Counts III, IV, and V for failure to plead facts sufficient to state a claim. As to Count III (fraud), the Court specifically found that the "complaint does not allege who made a fraudulent representation or the contents of that representation," both required under the heightened pleading standards of Rule 9(b). (Op. at 23) As for Count IV (negligent misrepresentation), the Court found Plaintiffs had "failed to assert with any specificity what false documents or false statements they relied upon," nor did they "allege a pecuniary loss," a requirement for a negligent misrepresentation claim. (Op. at 24) On Count V (breach of fiduciary duty), the Court found the "complaint is bereft of any facts that suggest a violation of the duty of loyalty" or that would "support a claim for breach of the duty of care." (Op. at 25)

3 The Court, however, repeatedly indicated its belief that the support for those claims was weak or nonexistent, and that it was required to draw all inferences in Plaintiffs' favor. (*See, e.g.*, Op. at 11 ("The complaint asserts very few facts to support either of [the contract] theories. Because I am required to draw each crucial inference in plaintiffs' favor, however, I conclude that plaintiffs' breach of contract claim survives defendants' motion to dismiss."); Op. at 22 ("The complaint does not describe in any detail when defendants allegedly promised that the poison pill would not be rolled over without a shareholder vote. But making all inferences in plaintiffs' favor, the complaint can be read to allege[] an oral promise. . . ."); Op. at 11 n.39 ("Although plaintiffs' claim is sufficient to

(cont'd)

allegedly been formed would be "unenforceable as a matter of law." In doing so, the Court accepted the general rule that directors' authority cannot be limited or contracted away outside of the certificate of incorporation, but created a new and far-reaching exception where the directors' authority is given to a majority of stockholders. Thus, the Court held that "Section 141(a) ... precludes a board of directors from ceding [its] power to outside groups or individuals. The fact that the alleged contract in this case gives power to the shareholders saves it from invalidation under Section 141(a)." (Op. at 16) The Court also held that several cases cited by News Corp. -- for the proposition that directors cannot contractually bind themselves to vote in a particular way on a matter that comes before them and that, accordingly, a contract is unenforceable if it restricts a board's exercise of fiduciary duty -- only support such a position when the directors' authority is delegated to someone other than the majority vote of stockholders. (Op. at 17-18)

(cont'd from previous page)

withstand a motion to dismiss because of the liberal pleading standard applied in this context, it will be plaintiffs' burden going forward to demonstrate a factual and legal basis for this claim."))

ARGUMENT

Delaware Supreme Court Rule 42(b) authorizes this Court to certify an order for interlocutory appeal if the order (i) "determines a substantial issue"; (ii) "establishes a legal right"; and (iii) as applicable here, a "review of the interlocutory order may terminate the litigation or may otherwise serve considerations of justice." Del. Supr. Ct. R. 42(b). The Court's order denying the motion to dismiss Counts I and II of the Complaint -- and rejecting Defendants' contention that the Plaintiffs' purported contract (assuming it existed) would be unenforceable as a matter of law under Section 141(a) of the DGCL and controlling Supreme Court precedent -- meets all of the above requirements. Accordingly, Defendants' Application for Certification should be granted.

I. THE COURT'S RULING THAT THE ALLEGED CONTRACT WAS NOT UNENFORCEABLE AS A MATTER OF LAW "DETERMINED A SUBSTANTIAL ISSUE."

In denying the Defendants' motion to dismiss as to Counts I and II, the Court's Opinion first found that Plaintiffs had adequately pled (albeit barely) the existence of a contract, and then rejected the Defendants' arguments that the Plaintiffs' alleged contract, if it existed, would be unenforceable under Delaware law. The latter ruling determined a substantial issue under Delaware Supreme Court Rule 42(b) and is appropriate for interlocutory review for several reasons.[4]

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4 Defendants maintain their contention that no contract with the Plaintiffs ever existed, and reserve all of their rights with respect to the Court's conclusion that Plaintiffs adequately pled the existence of such a contract.

There is no clear standard defining the phrase "substantial issue" under Supreme Court Rule 42(b). But few issues are more substantial -- indeed, fundamental to Delaware corporation law -- than the proper interpretation of Section 141(a) of the DGCL. *See Grimes v. Alteon, Inc.*, 804 A.2d 256, 260 (Del. 2002) (calling "fundamental" the "corporate governance principle set forth in 8 *Del. C.* § 141(a) that the 'business and affairs of every corporation . . . shall be managed by and under the direction of' the board of directors"); *Omnicare*, 818 A.2d at 947 (noting "fundamental principle, codified in § 141(a), that the business and affairs of a Delaware corporation are managed by or under its board of directors").

Moreover, this Court has found that a "substantial issue" exists in several circumstances present here. For instance, where the "scope and meaning" of a Supreme Court precedent is uncertain (*see Shaev v. Wyly*, C.A. No. 15559, 1998 WL 155540, at *1 (Del. Ch. Mar. 26, 1998), *aff'd*, No. 155, 1998, 1998 WL 764168 (Del. Oct. 1, 1998)); where the Court's order involved the construction of corporate documents (*see Telcom-SNI Investors, L.L.C. v. Sorrento Networks, Inc.*, C.A. No. 19038-NC, 2001 WL 1269320, at *1 (Del. Ch. Oct. 9, 2001), *aff'd*, No. 493, 2001, 2002 WL 126435 (Del. Jan. 23, 2002)); and where the Court's order interpreted sections of the DGCL (*see Grynberg v. Burke*, C.A. No. 5198, 1980 WL 3036, at *1 (Del. Ch. Feb. 5, 1980)).

A. The Court Determined A "Substantial Issue" When It Rejected Defendants' Argument That Plaintiffs' Purported Contract Would Be Unenforceable As A Matter Of Law Under Section 141(a).

Section 141(a) provides that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 *Del. C.* § 141(a). Under the plain language of the statute, any restriction on the directors' authority to

manage the business and affairs of the corporation is unenforceable unless it is in the certificate of incorporation (or the DGCL). *See, e.g.*, *Quickturn*, 721 A.2d at 1291.

The Court's Opinion acknowledged this general rule but held that it only "precludes a board of directors from ceding that power to outside groups or individuals" and did not preclude *stockholders* from "assert[ing] control over the business and affairs of the corporation." (Op. at 16-17) The Court also stated that this exception was dispositive -- "[t]he fact that the alleged contract in this case gives power to the shareholders *saves it from invalidation* under Section 141(a)." (Op. at 16 (emphasis added)) The Court did not cite authority for this exception, but relied upon principles of agency law, concluding that directors were agents for stockholders and derived their power from stockholders. Thus, the Court stated that "the board's power -- which is that of an agent's with regard to its principal -- derives from the shareholders, who are the ultimate holders of power under Delaware law." (Op. at 17)

The Court's holding represents a seismic shift in the relationship between directors and stockholders under Delaware law. Sixteen years ago, Chancellor Allen held precisely the opposite, stating that "[t]he corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares." *Paramount Communications, Inc. v. Time Inc.*, C.A. Nos. 10866, 10670, 10935, 1989 WL 79880, at *30 (Del. Ch. 1989), *aff'd*, 571 A.2d 1140 (Del. 1990). Indeed, many Delaware cases stand for the proposition that directors' fiduciary duties obligate them to act in the best interest of stockholders as the *directors* see it, even when a majority of stockholders

have expressed a contrary view.[5] *See, e.g.*, *Weinstein Enters. v. Orloff*, 870 A.2d 499, 508-09 (Del. 2005) ("'To impose a duty of obedience on directors, moreover, would conflict with the fundamental point that corporate law assigns ultimate managerial power and responsibility to directors.'") (*quoting* Deborah A. Demott, *The Mechanisms of Control*, 13 CONN. J. INT'L L. 233, 253 (1999)); *Paramount v. QVC*, 637 A.2d at 41-42 ("The General Corporation Law of the State of Delaware . . . and the decisions of this Court have repeatedly recognized the fundamental principle that the management of the business and affairs of a Delaware corporation is entrusted to its directors, who are the duly elected and authorized representatives of the stockholders. Under normal circumstances, neither the courts *nor the stockholders* should interfere with the managerial decisions of the directors.") (emphasis added; citation omitted); *Spiegel v. Buntrock*, 571 A.2d 767, 772-73 (Del. 1990) (stating that a "basic principle of the General Corporation Law of the State of Delaware is that directors, *rather than stockholders*, manage the business and affairs of the corporation") (emphasis added); *Mills Acquisition Co. v. MacMillan, Inc.*, 559 A.2d 1261, 1280 (Del. 1989) ("[i]t is basic to our law that the board of directors has the *ultimate* responsibility for managing the business and affairs of a corporation") (emphasis added); *Grimes v. Donald*, C.A. No. 13358, 1995 WL 54441, at 8 (Del. Ch. Jan. 11, 1995) ("[a] fundamental precept of Delaware corporation law is that it is the board of directors, *and neither shareholders nor managers*, that has ultimate responsibility for the management of the enterprise"), *aff'd*, 673 A.2d 1207 (Del. 1996) (emphasis added); *Maldonado v. Flynn*, 413 A.2d 1251, 1255 (Del. Ch. 1980) ("[t]he directors, *not the stockholders*, are the managers of the business affairs of the corporation") (emphasis added), *rev'd on other grounds*, 430 A.2d 779 (Del. 1981). Many prior

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5 These cases see directors not merely as agents obligated to comply with the wishes of the stockholder-principals, but as *trustees* with a duty to protect but not necessarily obey their stockholder-beneficiaries.

Delaware cases also note that the source of directors' power is not stockholders but is section 141(a). *See also Unocal Corp. v. Mesa Petroleum Co.*, 493 A.2d 946, 953 (Del. 1985) (the board's "duties and responsibilities proceed from the inherent powers conferred by *8 Del. C.* § 141(a), respecting management of the corporation's 'business and affairs'"); *Zapata Corp. v. Maldonado*, 430 A.2d 779, 782 (Del. 1981) (Section 141(a) "is the fount of directorial powers").[6]

The implications of the Court's ruling are dramatic. As just one example, if the Court is correct that Section 141(a) does not prohibit stockholder-based restrictions on directors' power outside of the certificate of incorporation, then it will be argued that any by-law adopted by a majority vote of stockholders can restrict (indeed, direct) the directors' management of the corporation -- contrary to what had previously been the widely-accepted interpretation of Section 141(a). Lawrence A. Hamermesh, *Corporate Democracy and Stockholder-Adopted By-Laws: Taking Back The Street?*, 73 Tul. L. Rev. 409, 418 n. 34 (Dec. 1998) (collecting opinions of "major Delaware corporate law firms" that "Shareholder Rights By-Laws" are unlikely to be valid under § 141(a)); Charles F. Richards, Jr. & Robert J. Stearn, Jr., *Shareholder By-Laws Requiring Boards Of Directors To Dismantle Rights Plans Are Unlikely To Survive Scrutiny Under Delaware Law*, 54 Bus. Law. 607 (Feb. 1999) (opining that stockholder adopted by-law requiring directors to dismantle rights plan unless stockholders approved them would violate § 141(a)); 2005 SEC No-Act. Lexis 396 (attaching opinion of Richards, Layton & Finger that

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6 Literally dozens of cases from this Court and the Supreme Court decided under the *Unocal* standard also stand implicitly for the proposition that directors' fiduciary duty to act in accordance with their own judgment may obligate them to maintain defensive measures against a takeover proposal they view as inadequate even when a majority of stockholders would like to accept the proposal. *E.g.*, *Paramount Commc'ns, Inc. v. Time Inc.*, 571 A.2d 1140, 1153 (Del. 1989) (holding that the "inadequate value" of even an all-cash all-shares offer is a "legally cognizable threat" under *Unocal*). In other words, directors' statutory authority entitles them to act contrary to the wishes of a majority of stockholders and to protect stockholders from their "ignorance" or "mistaken belief." *Unitrin, Inc. v. American Gen. Corp.*, 651 A.2d 1361, 1384, 1385 (Del. 1995).

stockholder proposal requesting bylaw or corporate governance policy that stated that any future redemption of a poison pill be put to stockholder vote with 4 months of its adoption would violate § 141(a)); 2003 SEC No-Act. LEXIS 833 (attaching opinion of Potter, Anderson & Corroon that a Board policy allowing stockholders to vote on the adoption or extension of a stockholders rights plan would be invalid under § 141(a) if it did not contain a proviso that the Board could act unilaterally to extend or adopt the plan if in the best interests of the corporation)); 2002 SEC No-Act. LEXIS 298 (attaching opinion of Richards, Layton & Finger that stockholder resolution requesting that no stockholder rights plan be adopted or maintained without stockholder approval would not be valid because it would be in conflict with § 141(a)); 2000 SEC No-Act. LEXIS 212 (attaching opinion of Morris, Nichols, Arsht & Tunnell that proposed by-law prohibiting adoption of poison pill without stockholder approval would violate § 141(a)).

The Court's ruling resolves a "substantial issue" -- indeed *fundamental* issues of Delaware corporate law -- that should be addressed promptly by our Supreme Court.

B. The Court Determined A "Substantial Issue" When It Rejected Defendants' Argument That Plaintiffs' Purported Contract Would Be Unenforceable Under Established Delaware Law.

It is also a fundamental and long-standing principle of corporate law that directors cannot contractually bind themselves in advance to act in a particular way on matters that come before the board. *See, e.g., Abercrombie v. Davies*, 123 A.2d 893, 899-900 (Del. Ch. 1956) ("[T]his Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters."), *rev'd on other grounds*, 130 A.2d 338 (Del. 1957); *see also Chapin v. Benwood Found., Inc.*, 402 A.2d 1205, 1210-11 (Del. Ch. 1979) (invalidating agreement among trustees as to how to fill a future board vacancy).

In accordance with this principle, our Supreme Court has repeatedly held that "[t]o the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." *See, e.g., Quickturn,* 721 A.2d at 1292; *see also Paramount v. QVC,* 637 A.2d at 41-42 ("The General Corporation Law of the State of Delaware . . . and the decisions of this Court have repeatedly recognized the fundamental principle that the management of the business and affairs of a Delaware corporation is entrusted to its directors, who are the duly elected and authorized representatives of the stockholders. ") (citations omitted); *Omnicare*, 818 A.2d at 938 (holding that contract provisions "cannot limit or circumscribe the directors' fiduciary duties"). Each of these three cases from our Supreme Court applied that principle where, as here, the alleged contract in question would limit the directors' flexibility in addressing issues of corporate control.

Here, the Court concluded in its Opinion that the Plaintiffs' alleged contract did not run afoul of these bedrock corporate principles because the alleged contract involved delegation of board power to stockholders rather than a third party. (Op. at 17 ("Stripped of its verbiage, defendants' argument is that the News Corp. board impermissibly disabled its fiduciary duty to shareholders by putting into *shareholders'* hands the decision whether to keep the poison pill.")) The Court held that the Plaintiffs' purported contract did not disable the Board's fiduciary duties because once a majority of the stockholders made their views clear, there would be no further role for fiduciary duties. (Op. at 21-22) (In *Omnicare*, however, a majority of the stockholders *had* made their views clear and had entered into agreements binding themselves to vote in favor of the challenged transaction. 818 A.2d at 926. The Supreme Court nevertheless held that the directors' contractual limitation on their fiduciary duty was invalid. *Id.*)

Again, the Court's ruling represents a sea change in Delaware law, with enormous implications. Many prior Delaware decisions held that directors' fiduciary duties did not permit them merely to defer to the views of a majority of stockholders, but instead obligated the directors to act in accordance with their own best judgment. *See, e.g.*, *Paramount v. Time*, 1989 WL 79880, at *30 ("[C]orporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares. In fact, directors, not shareholders, are charged with the duty to manage the firm."); *Smith v. Van Gorkom*, 488 A.2d 858, 873 (Del. 1985) (noting that "in the merger context, a director may not abdicate [the duty of whether to approve a merger] by leaving to the shareholders alone the decision to approve or disapprove the agreement"); *Sealy Mattress Co. of New Jersey, Inc. v. Sealy, Inc.*, 532 A.2d 1324, 1338 (Del. Ch. 1987) (noting that the board "could not abdicate its obligation to make an informed decision on the fairness of the merger by simply deferring to the judgment of the controlling stockholder").

If directors of Delaware corporations are now permitted -- indeed, *required* -- to "give way" to the stockholders' "right to vote in order to assert control over the business and affairs of the corporation" (Op. at 17) even when contrary to the directors' business judgment, then the nature of their fiduciary duty under Delaware corporation law has changed dramatically. Indeed, the role of director in a Delaware corporation would largely be reduced to that of pollster.

For this reason also, the Court's ruling resolves a "substantial issue" that should be addressed promptly by our Supreme Court.

II. THE COURT'S RULING THAT THE ALLEGED CONTRACT WAS NOT UNENFORCEABLE AS A MATTER OF LAW "ESTABLISHES A LEGAL RIGHT"

Supreme Court Rule 42 also requires a showing that the interlocutory order "establishes a legal right." The rejection of a legal defense establishes a legal right, specifically, the plaintiff's "'right' to be free of the expense of a trial defense to a claim." *Price v. Wilmington Trust Co.*, C.A. No. 12476, 1996 WL 560177, at *2 (Del. Ch. Sept. 3, 1996) (certifying an interlocutory appeal from an order denying defendant's motion for summary judgment), *aff'd mem.*, 692 A.2d 416, 1997 WL 80069 (Del. 1997). *See also Laventhol, Krekstein, Horwath & Horwath v. Tuckman*, 372 A.2d 168, 171 (Del. 1976) (accepting and resolving interlocutory appeal because order of Court of Chancery rejecting threshold application of statute of limitations obliged the defendants to go to trial on the complaint). Here, the Court's order gave Plaintiffs the legal right to go forward with Counts I and II of their Complaint by rejecting an argument from Defendants that the Court acknowledged would otherwise have been dispositive. Accordingly, the Court's ruling established a "legal right" under Rule 42(b) that makes interlocutory review appropriate.

III. INTERLOCUTORY REVIEW OF THE COURT'S RULING THAT THE ALLEGED CONTRACT WAS NOT UNENFORCEABLE AS A MATTER OF LAW MAY TERMINATE THIS LITIGATION OR OTHERWISE SERVE CONSIDERATIONS OF JUSTICE.

Finally, Supreme Court Rule 42 also requires a showing of one of the factors listed in Rule 42(b). One of those factors is that "[a] review of the interlocutory order may terminate the litigation or may otherwise serve considerations of justice." Supr. Ct. R. 42(b)(v). This factor is satisfied where, as here, a defendant seeks review of an order denying a motion to dismiss. *Zimmerman v. Braddock*, C.A. No. 18473-NC, 2005 WL 2622698, at *1 (Del. Ch. Oct. 6, 2005). Here, the Opinion makes clear that section 141(a) would have invalidated the alleged

contract were it not for the exception found by the Court. (Op. at 16 ("The fact that the alleged contract in this case gives power to the shareholders saves it from invalidation under Section 141(a).") Accordingly, review by the Supreme Court may well terminate the litigation. Although that fact alone is sufficient to satisfy Rule 42(b)(v), interlocutory review would also serve considerations of justice by permitting the Delaware Supreme Court to determine promptly whether this Court's interpretation of Section 141(a) and prior Supreme Court precedent is correct.

IV. PROCEEDINGS IN THIS COURT SHOULD BE STAYED DURING THE PENDENCY OF ANY INTERLOCUTORY APPEAL.

Pursuant to Supreme Court Rule 32(a), a stay of proceedings in this Court during the pendency of any interlocutory appeal is appropriate to save the parties and the Court from incurring expense and effort that may in the end be unnecessary. The grounds set forth in Defendants' Motion for Protective Order, filed with the Court on November 23, 2005, continue to apply with full force so long as interlocutory review by the Supreme Court may terminate the litigation and avoid the need for any further proceedings in this Court. Accordingly, discovery and any other proceedings in this Court should be stayed pending the Supreme Court's determination of whether to accept an interlocutory appeal and, if so, its resolution of that appeal.

CONCLUSION

For the foregoing reasons, Defendants respectfully request that this Court grant their application for certification of an interlocutory appeal of the Court's Opinion and stay further proceedings in this Court.

Respectfully submitted,

/s/ Edward P. Welch
Edward P. Welch (I.D. No. 671)
Robert S. Saunders (I.D. No. 3027)
Edward B. Micheletti (I.D. No. 3794)
SKADDEN, ARPS, SLATE,
MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899-0636
(302) 651-3000
Attorneys for Defendants

DATED: December 29, 2005

EFiled: Jan 19 2006 4:54PM EST
Transaction ID 10373418

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

UNISUPER LTD., PUBLIC SECTOR SUPERANNUATION SCHEME BOARD, COMMONWEALTH SUPERANNUATION SCHEME BOARD, UNITED SUPER PTY LTD., MOTOR TRADES ASSOCIATION OF AUSTRALIA SUPERANNUATION FUND PTY LTD., H.E.S.T. AUSTRALIA LTD., CARE SUPER PTY LTD., UNIVERSITIES SUPERANNUATION SCHEME LTD., BRITEL FUND NOMINEES LIMITED, HERMES ASSURED LIMITED, STICHTING PENSIOENFONDS ABP, CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS, and THE CLINTON TOWNSHIP POLICE AND FIRE RETIREMENT SYSTEM, Plaintiffs,	C.A. No. 1699-N
v.	
NEWS CORPORATION, a Delaware corporation, K. RUPERT MURDOCH AC, PETER L. BARNES, CHASE CAREY, PETER CHERNIN, KENNETH E. COWLEY AO, DAVID F. DEVOE, VIET DINH, RODERICK EDDINGTON, ANDREW S.B. KNIGHT, LACHLAN K. MURDOCH, THOMAS J. PERKINS, STANLEY S. SHUMAN, ARTHUR M. SISKIND, and JOHN L. THORNTON, Defendants.	

OPINION AND ORDER GRANTING LEAVE TO APPEAL FROM INTERLOCUTORY APPEAL

Date Submitted: January 9, 2006
Date Decided: January 19, 2006

Stuart M. Grant, Megan D. McIntyre and Cynthia A. Calder, of GRANT & EISENHOFER P.A., Wilmington, Delaware, Attorneys for Plaintiffs.

Edward P. Welch, Robert S. Saunders, Edward B. Micheletti and T. Victor Clark, of SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP, Wilmington, Delaware, Attorneys for Defendants.

CHANDLER, Chancellor

Defendants seek certification of an interlocutory appeal of a portion of this Court's December 20, 2005 Memorandum Opinion and Order ("the Opinion").[1] The Opinion dismissed three of the five counts of plaintiffs' complaint.[2] Nonetheless, the Opinion did not dismiss two counts of plaintiffs' complaint: one based on an alleged breach of contract and another based on promissory estoppel. Defendants now seek certification of an interlocutory appeal of that portion of the Opinion that rejected defendants' contention that the purported contract at issue, assuming it existed, would be unenforceable as a matter of law. For the reasons set forth below, I have concluded that the requirements for certification of an interlocutory appeal are met in this case.

I.

Plaintiffs' case is based upon allegations of a contract between the parties by which it was agreed there would be a shareholder vote on any extension of News Corporation's ("News Corp." or "the Company") stockholder rights plan ("poison pill"). As the Opinion tried to make clear, the Court viewed plaintiffs' allegations of a purported contract with great skepticism because of plaintiffs' inability to plead with any detail contextual facts, *i.e.*, facts other than the bare assertion that a contract existed. Most importantly, plaintiffs did not allege with any specificity *how* the allegedly promised shareholder vote on the poison pill was to be

[1] *UniSuper Ltd., et al. v. News Corp., et al.*, Del. Ch., C.A. No. 1699-N (Dec. 20, 2005).
[2] The three dismissed counts alleged fraud, negligent misrepresentation and breach of fiduciary duty.

structured. The Court's implicit assumption (at least at this early stage of the proceedings) was that the vote would be structured as a shareholder vote on a proposed amendment to the Company's certificate of incorporation. Because plaintiffs did not include any details in their complaint regarding the structure of the shareholder vote or the nature of the requested relief, this Court did not attempt to examine the issue of how relief should be fashioned or even whether it ultimately would be appropriate for the Court to grant relief at all.

Nonetheless, for purposes of this appeal, *defendants have conceded that there was a contract.* In fact, it is beyond dispute that there was a "package" of contracts and promises made between plaintiffs and the Company in the months leading up to News Corp.'s re-incorporation as a Delaware corporation. It also is uncontroverted, at this stage, that without these "agreements" the re-incorporation would not have occurred. More particularly, after extensive negotiations, the parties agreed that if the Company would implement certain corporate governance reforms, plaintiffs would vote in favor of the proposed re-incorporation.[3] Specifically, plaintiffs' agreed to vote in favor of News Corp.'s proposed re-incorporation as a Delaware corporation if: a) three amendments were included in the Company's proposed certificate of incorporation; b) Rupert Murdoch entered into certain voting agreements; and c) the Company's board adopted a policy

[3] The key parties who actually negotiated these agreements with News Corp. were two proxy advisory firms located in Australia. These firms monitor corporate governance and negotiate agreements calling for corporate governance reforms. These agreements are an important tool for corporate governance firms and other shareholder activists.

calling for a stockholder vote on continuation of the Company's poison pill. Defendants strenuously insist that the last of these agreements—the promise to adopt a policy calling for a stockholder vote on continuation of the Company's poison pill—should be unenforceable as a matter of law. Defendants are strangely silent on the other agreements that admittedly were part of the "package" deal to secure plaintiffs' favorable re-incorporation vote. This silence is just one of the many troubling implications of defendants' arguments, for it implies that all five of the agreements between plaintiffs and defendants were arguably invalid from their inception. In other words, were the same or similar facts to arise again, Delaware law (as defendants would have it) would *decrease* the likelihood that a foreign company would gain shareholder approval to re-incorporate in Delaware. Why? For the simple reason that shareholders in the foreign company would have no confidence that promises or representations regarding the foreign company's corporate governance made to induce their favorable vote would be enforceable under Delaware law.

News Corp. thus finds itself in a stew of its own making. News Corp. easily could have included language in the Press Release or Letter to Shareholders (publicizing the Company's agreement to adopt a board policy regarding poison pills) stating that the Company's board *reserved the right to rescind the board*

policy.[4] In like vein, News Corp. could have included a fiduciary out in its agreements with plaintiffs. Instead, defendants now unashamedly argue that—having availed themselves of the power to enter into agreements committing the Company to undertake certain corporate governance measures in order to induce plaintiffs to vote in favor of defendants' proposed re-incorporation—such agreements going forward should be unenforceable, *i.e.*, non-binding as a matter of law.

Putting aside defendants' rhetorical hyperbole about the Opinion, I note that defendants offer two different arguments for why the purported contract or promise in this case should be unenforceable as a matter of law. One argument is based on section 141 of the DGCL; the second argument is based on an established line of Delaware Supreme Court opinions describing fiduciary duties. The Opinion's rejection of these arguments, in the procedural context of a motion to dismiss, forms the basis for defendants' interlocutory appeal.

II.

Applications for interlocutory review, governed by Supreme Court Rule 42, require the exercise of the court's discretion and "are granted only in exceptional

[4] One can understand the predicament this posed for News Corp., for including such language would have contradicted the agreed upon representation in the Press Release that "[t]his policy will not permit the [poison pill] to be rolled over for successive one-year terms on substantially the same terms and conditions or to the same effect without shareholder ratification." In effect, including a proviso reserving the right to rescind what the board had promised would have revealed the illusory nature of the promise to begin with, likely costing News Corp. the favorable votes it needed from plaintiffs to achieve the re-incorporation. But at least it would have been an honest admission that the board's "promise" included a significant escape hatch.

circumstances."[5] This Court should certify an interlocutory appeal only if the ruling appealed from (i) determines a substantial issue; (ii) establishes a legal right; and (iii) meets one of the criteria in Rule 42(b)(i)-(iv).

A. The Opinion Determined Two Substantial Legal Issues

1. <u>Section 141(a)</u>

This Court rejected defendants' section 141(a) arguments based on a plain language reading of section 141(a). Section 141(a) states: "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."[6] In my view, to vest the board with plenary authority and then to insist (as defendants do) that the board may *never* limit its powers through contract would, in my opinion, have the unintended effect of severely limiting the board's power to manage the business and affairs of the corporation. As a matter of routine, boards of directors enter into contracts with third parties that limit the board's management of the business and affairs of the corporation, most notably agreements to merge with or to acquire other companies. Although such contracts are limiting in one sense, they are also enabling in another.

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[5] *In re Pure Resources, Inc.*, 2002 WL 31357847, at *1 (Del. Ch. Oct. 9, 2002).
[6] 8 *Del. C.* § 141(a).

Ultimately, of course, a board's power to bind itself through contract is limited by the board's fiduciary duties (see below), but strictly speaking not by section 141(a) itself. Thus, for example, it is permissible for a board to enter into what are called deal protection measures such as lock-up agreements (these are, after all, a contractual device).[7] Nevertheless, if such deal protection measures are so strong that they impermissibly limit the board's fiduciary duties, they are unenforceable.[8] As yet another simple example, boards of directors routinely agree to bind themselves *in futuro* in agreements reached with shareholder-plaintiffs, in order to settle derivative or class action lawsuits. These agreements frequently commit the company to corporate governance "improvements" sought by representatives of the shareholders as remedies for perceived wrongs. Commitments are often made to restructure the composition and operation of important board committees, including the audit, governance and compensation committees. In other instances boards have agreed to adopt policies governing shareholder voting on certain matters, or to adopt certain by-laws. If these and similar "contracts" are unenforceable under section 141(a), this will do violence, in my opinion, to directors' and shareholders' settled expectations.

[7] *In re IXC Commc'ns, Inc. v. Cincinnati Bell, Inc.*, 1999 WL 1009174 (Del. Ch. Oct. 27, 1999) ("Termination fees are permissible under Delaware law.") (citing *QVC Network, Inc. v. Paramount Commc'ns, Inc.*, 635 A.2d 1245 (Del. Ch. Dec. 7, 1993)).

[8] *See Omnicare, Inc. v. NCS Healthcare, Inc.*, 818 A.2d 914, 932 (Del. 2003) (applying enhanced judicial scrutiny to deal protection measures in a merger agreement). *See also In re Toys "R" Us, Inc. S'holder Litig.*, 877 A.2d 975, 1016 (Del. Ch. June 25, 2005) (applying a reasonableness standard to deal protection measures).

The fact (if it is a fact) that the News Corp. board agreed to cede part of its authority over a discrete question (extension of the Company's poison pill) to the Company's owners (the shareholders at large) is an additional reason why the contract ought (at least in theory) to be enforceable. It would threaten widely held investor expectations if a Delaware court were to decide that shareholders are outsiders, merely residual claimants, and not in some sense the "owners" of the corporation with authority to exert themselves collectively via "voice" and not only via "exit." To the extent the Opinion rejected defendants' arguments based on section 141(a), the Opinion clearly determined a substantial legal issue.

2. Fiduciary Duties

The board of directors owes fiduciary duties *to* the shareholders. In the Opinion, this Court referred generally to agency law principles to illustrate why the nature and purpose of fiduciary duties is to serve as a shield for shareholders, not as a sword for directors to use against shareholders as a group. Although the Opinion employed agency law principles to illustrate by analogy the gap filling nature of fiduciary duties, it did so in an effort pointedly to reject defendants' effort to invoke the board's fiduciary duties as a muzzle to silence shareholders. Shareholders rarely speak with one voice because of so-called "collective action problems." Here, however, the Company promised that a majority of shareholders would be given the opportunity to speak with one voice and to exercise their shareholder franchise, presumably through the vehicle of an amendment to the

Company's charter. It seems highly dubious to me (*at least preliminarily and before any factual record has been developed*) that directors can impede the shareholders' franchise and take away the microphone on the grounds that "directors' fiduciary duties compel them to do so."

One can imagine instances where the directors' fiduciary duties may necessitate that a board not permit a shareholder vote to take place. This might be so where the board has reason to believe that a shareholder vote is likely to be improperly coerced. Determining whether shareholders are being subjected to actionable coercion so as to implicate directors' fiduciary duties is a factually intensive inquiry. On its face, a shareholder vote on whether or not to keep in place a poison pill, or a vote on amending the company's charter to prohibit adoption of a poison pill, is not a vote, to my mind, that raises the specter of improper coercion. The board, of course, would have every right, and a duty, to fully inform shareholders of the board's views on the wisdom, or the folly, of taking such action (*i.e.*, amending the Company's charter to preclude adoption of a poison pill). Again, to the extent this Court rejected defendants' arguments that the contract is in conflict with the board of directors' fiduciary duties, the Opinion determined a substantial legal issue.

B. The Opinion Established a Legal Right

In the absence of a legal right, an interlocutory order is unappealable.[9] The Delaware Supreme Court has held that a legal right is not established if "either side may yet be victorious at the trial level in regard to its view of the interpretation of the contract."[10] If no legal right is established where a contract remains open to interpretation, then certainly where a contract might not exist (an issue still to be determined at trial), then no legal right has been established.

Notwithstanding this line of authority on the legal right issue, defendants point to a line of cases permitting interlocutory appeals of rulings on statutes of limitations.[11] In those contexts, the untimeliness of the claim implicated the legal right to be free of the expense of a trial defense to a claim. Defendants urge that this reasoning should be extended from the context of statutes of limitations and applied to the present case. They contend that the Opinion rejected a legal defense

[9] *Pepsico v. Pepsi-Cola Bottling Co. of Asbury Park*, 261 A.2d 520, 521 (Del. 1969).

[10] *Certain Underwriters at Lloyd's, London v. Burlington Northern R. Co.*, 1994 WL 658483, at *2 (Del. 1994) (holding that choice of law ruling, although determining a substantial issue, did not establish a legal right as required by Rule 42, because court had not yet applied the chosen law to resolve any substantive issue), *quoting Gardinier, Inc. v. Cities Serv. Co.*, 349 A.2d 744, 745 (Del. 1975).

[11] *See Laventhol, Krekstein, Horwath and Horwath v. Tuckman*, 372 A.2d 168, 171 (Del. 1976) (legal right at issue when order enlarged an exception to generally followed rule in determining whether to apply a statute of limitations, and ruling obliged the appealing defendants to go to trial on the complaint); *Price v. Wilmington Trust Co.*, 1996 WL 560177, at *2 (Del. Ch. Sept. 3, 1996) (timeliness of the claim implicated both substantial issue and right not to be put to the expense of trial); *Cochran v. Stifel Financial Corp.*, 2000 WL 376269 (Del. Ch. Apr. 6, 2000) (denial of a motion to dismiss on statute of limitations grounds determines a substantial issue and establishes a legal right); *but see Scharf v. Edgcomb Corp.*, Del. Ch., C.A. No. 15224, Mem. Op., 1997 Del. Ch. Lexis 169, Steele, V.C. (Dec. 2, 1997), *appeal denied*, Del. Supr., No. 1, 1998, 705 A.2d 243, 1998 Del. Lexis 9 (Jan. 14, 1998) (unpublished order) (court's ruling that a specific affirmative defense was not available, did not establish a legal right between the parties and, therefore, was not appropriate for interlocutory review).

to the purported contract—that any contract limiting a board of directors' discretion to deploy a poison pill is *per se* unenforceable under 8 *Del. C.* § 141(a). Although the Opinion expressed deep skepticism about the existence of a contract, as well as the exact nature of its terms and what would be the appropriate relief if it were found to exist, it did nonetheless reject defendants' "unenforceable as a matter of law" defense. Does rejection of a litigant's argument that a contract is "legally unenforceable" because of a statute (8 *Del. C.* § 141(a)) or because of certain judicial precedents (*e.g.*, *Omnicare*) establish a legal right? Although the question is not free from doubt, I conclude that in this context it does. There are "no disputed issues of fact to muddy the waters; rather, a pure question of law is presented."[12] It seems to me that appellate review affords the easiest and most appropriate way to resolve the issue efficiently and with the least expense to the parties. In reaching this conclusion, I am frankly weighing the prospect of discovery disputes and pretrial motions, and the burdens of a trial on the docket of a busy trial court. Given that an appeal may promptly resolve the dispute and avoid the time and expense of trial, I am inclined to err on the side of a broad interpretation of the "establish a legal right" requirement. Accordingly, I find that the establishment of a legal right requirement of Supreme Court Rule 42 is arguably satisfied.

[12] *Cochran*, 2000 WL 376269, at *2.

C. An Appeal Would Serve the Interests of Justice

Considerations of justice, within the meaning of Supreme Court Rule 42(b)(v), will be served by appellate review. If defendants' legal arguments are correct, interlocutory appeal has the potential to end this suit, sparing defendants, as well as plaintiffs and this Court, the expense of further litigation. Furthermore, the legal questions defendants seek to have reviewed are issues that the Court of Chancery is dealing with in other matters currently before the Court. Appellate review would, for that reason, serve considerations of justice by answering important questions that could determine the outcome not only in this case, but in those other cases as well.

III.

This Court's December 20, 2005 Opinion does determine a substantial legal issue and establish a legal right. Appellate review of the Opinion could potentially end this lawsuit without further expense of discovery and trial, thus serving considerations of justice. Accordingly, I grant defendants' motion for an order certifying an interlocutory appeal in this matter.

Finally, I also grant defendants' motion for a stay of proceedings in the Court of Chancery during the pendency of the interlocutory appeal. This will avoid the expense of discovery and other pretrial preparations until the appeal has been resolved, and it may avoid the need for such expense altogether. The

plaintiffs may ask the Delaware Supreme Court to vacate the stay during the appeal process; and if the appeal is refused, I will promptly enter a case scheduling order.

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

UNISUPER LTD., PUBLIC SECTOR SUPERANNUATION SCHEME BOARD, COMMONWEALTH SUPERANNUATION SCHEME BOARD, UNITED SUPER PTY LTD., MOTOR TRADES ASSOCIATION OF AUSTRALIA SUPERANNUATION FUND PTY LTD., H.E.S.T. AUSTRALIA LTD., CARE SUPER PTY LTD., UNIVERSITIES SUPERANNUATION SCHEME LTD., BRITEL FUND NOMINEES LIMITED, HERMES ASSURED LIMITED, STICHTING PENSIOENFONDS ABP, CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS, and THE CLINTON TOWNSHIP POLICE AND FIRE RETIREMENT SYSTEM,	)	C.A. No. 1699-N
Plaintiffs,	)	
v.	)	
NEWS CORPORATION, a Delaware corporation, K. RUPERT MURDOCH AC, PETER L. BARNES, CHASE CAREY, PETER CHERNIN, KENNETH E. COWLEY AO, DAVID F. DEVOE, VIET DINH, RODERICK EDDINGTON, ANDREW S.B. KNIGHT, LACHLAN K. MURDOCH, THOMAS J. PERKINS, STANLEY S. SHUMAN, ARTHUR M. SISKIND, and JOHN L. THORNTON,	)	
Defendants.	)	

ORDER GRANTING LEAVE TO APPEAL FROM INTERLOCUTORY ORDER

This 19th day of January, 2006, the defendants having made application pursuant to Rule 42 of the Supreme Court for an order certifying an appeal from the interlocutory order of this Court, dated December 20, 2005; and the Court having found that such order determines substantial issues and establishes legal rights and that a review of the

interlocutory order may terminate the litigation and otherwise will serve considerations of justice;

IT IS ORDERED that the Court's order of December 20, 2005 is hereby certified to the Supreme Court of the State of Delaware for disposition in accordance with Rule 42 of that Court.

William B. Chandler III

Chancellor

Dated: January 19, 2006

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE BEACON STREET
BOSTON, MASSACHUSETTS 02108-3194
TEL: (617) 573-4800
FAX: (617) 573-4822
www.skadden.com

February 23, 2006

VIA HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We are writing on behalf of our client, OfficeMax Incorporated ("OfficeMax") in connection with our letter dated December 30, 2005 (the "No Action Request Letter") to the Division of Corporation Finance requesting that the Staff of the Division of Corporation Finance (the "Staff") concur with our view that, for the reasons stated in our letter, the shareholder proposal and supporting statement (the "CalPERS Proposal") submitted by Peter H. Mixon, General Counsel, on behalf of the California Public Employees' Retirement System ("CalPERS"), may properly be omitted from the proxy materials to be distributed by OfficeMax in connection with its 2006 annual meeting of shareholders.

Earlier today, OfficeMax received a letter dated February 22, 2006 from Gina Greer, Assistant Chief Counsel, on behalf of CalPERS, informing OfficeMax that CalPERS agreed to withdraw the CalPERS Proposal. A copy of that withdrawal letter is enclosed.

In light of CalPERS withdrawal of the CalPERS Proposal, on behalf of OfficeMax, we hereby withdraw the No Action Request Letter. A copy of this letter is being provided to CalPERS.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (617) 573-4815.

Very truly yours,

Margaret A. Brown /M.O./

Margaret A. Brown

Enclosure

cc: Stacie L. Herron, Associate General Counsel
and Assistant Corporate Secretary,
OfficeMax Incorporated
Mr. Peter H. Mixon

CalPERS

Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

February 22, 2006 **OVERNIGHT MAIL**

Stacie L. Herron
Associate General Counsel &
Assistant Corporate Secretary
OfficeMax Incorporated
150 Pierce Road
Itasca, IL 60143

Re: Notice of Shareowner Proposal

Ms. Herron:

Based on OfficeMax Incorporated's decision to submit for shareowner vote a binding management proposal to declassify its Board of Directors (see the 8-K filed January 18, 2006) and its representation to CalPERS that it will solicit votes in favor of the passage with the assistance of a proxy solicitor as well as not challenge the status afforded the proposal by the New York Stock Exchange ("Exchange"), CalPERS agrees to withdraw the shareowner proposal it filed with the Company on November 30, 2005. If the Exchange does not allow its members to vote uninstructed shares, OfficeMax Incorporated will provide prompt written notice to the General Counsel of CalPERS upon notice from the Exchange.

If you have any questions concerning this letter, please contact me.

Very truly yours,

Gina M. Greer

Gina Greer
Assistant Chief Counsel

cc: Dennis Johnson, Senior Portfolio Manager - CalPERS
Sam K. Duncan, Chairman & CEO – OfficeMax